UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

UNDER SECTION 12(B) OR 12(G) OF

THE SECURITIES EXCHANGE ACT OF 1934

FLORIDA BANK GROUP, INC.

(Exact name of registrant as specified in its charter)

Florida	20-8732828
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

201 N. Franklin Street, Suite 2800, Tampa, FL	33602
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 367-5270

Copies to:

John P. Greeley, Esq.

Smith Mackinnon, PA

255 South Orange Avenue

Suite 800

Orlando, FL 32801

(407) 843-7300

Securities to be registered under Section 12(b) of the Act: Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Registration Statement contains “forward-looking statements”. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section captioned Risk Factors” as well as the following factors:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	the loss of our key personnel;

•	the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses;

•	our need and our ability to incur additional debt or equity financing;

•	our ability to execute our growth strategy through expansion;

•	inflation, interest rate, market and monetary fluctuations;

•	the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration;

•	the frequency and magnitude of foreclosure of our loans;

•	effect of changes in the stock market and other capital markets;

•	legislative or regulatory changes;

•	the effects of harsh weather conditions, including hurricanes;

•	our ability to comply with the extensive laws and regulations to which we are subject;

•	changes in the securities and real estate markets;

•	increased competition and its effect on pricing;

•	technological changes;

•	changes in monetary and fiscal policies of the U.S. Government;

•	the effects of security breaches and computer viruses that may affect our computer systems;

•	changes in consumer spending and saving habits;

•	changes in accounting principles, policies, practices or guidelines;

•	effect of government’s action to the financial market crisis, including the possible nationalization of certain financial institutions;

•	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

•	our ability to manage the risks involved in the foregoing.

However, other factors besides those listed above and in the section captioned “Risk Factors” or discussed elsewhere in this Registration Statement also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any forward-looking statements made by us speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

ITEM 1.	DESCRIPTION OF BUSINESS

General.

We are a bank holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Tampa, Florida. We were incorporated on January 12, 2007, under the laws of the State of Florida. We are the sole shareholder of Florida Bank, a Florida chartered commercial bank which provides a wide range of business and consumer financial services in its target marketplace. Florida Bank currently operates 16 banking offices located in Hillsborough, Pinellas, Duval, St. Johns, Sarasota, Manatee and Leon counties, Florida. We also own all of the outstanding shares of FBG Properties, Inc., which, from time to time purchases assets, in the form of substandard loans and foreclosed real estate properties, from Florida Bank and holds or markets these assets for resale. In addition, our subsidiaries, collectively, are the managing member of six limited liability corporations which hold various foreclosed real estate properties. As of September 30, 2009, we had $880.7 million in total assets, including $637.5 million in net loans, and $663.9 million in deposits.

We acquired Bank of St. Petersburg on January 2, 2002. At this time, Bank of St. Petersburg operated 2 branches in St. Petersburg, Florida. We formed Bank of North Florida as a de novo bank in 2006 and commenced its operations in December 2006. Bank of North Florida operated its main office in downtown Jacksonville, Florida.

On May 1, 2007, we acquired 100% of the outstanding common stock of The Bank of Tallahassee through an Agreement and Plan of Merger. We issued a total of 293,907 shares of common stock and cash consideration of approximately $11.6 million representing total consideration of $16.8 million, which includes acquisition costs. The Bank of Tallahassee operated three branches in Tallahassee, Florida and had approximately $78 million in assets at the date of acquisition. The Bank of Tallahassee became our third bank subsidiary.

On September 1, 2007, we acquired 100% of the outstanding common stock of Cygnet Financial Corporation through an Agreement and Plan of Merger. We issued a total of 1,149,164 shares of common stock and cash consideration of approximately $1.9 million representing total consideration of $22.2 million, which includes acquisition costs. At the date of acquisition, Cygnet Financial Corporation was merged with and into Florida Bank Group, Inc., and Cygnet Financial Corporation’s subsidiary, Cygnet Private Bank, became our fourth bank subsidiary. Cygnet Private Bank operated its main office in Ponte Vedra Beach, Florida and had approximately $100 million in assets at the date of acquisition. At December 31, 2007, we owned 100% of the outstanding common stock of Bank of St. Petersburg, Bank of North Florida, The Bank of Tallahassee and Florida Bank of Jacksonville (formerly known as Cygnet Private Bank).

On January 25, 2008, Florida Bank of Jacksonville acquired most of the assets and assumed the liabilities of Bank of North Florida, and Bank of North Florida moved its main office from Jacksonville to Sarasota, Florida and changed its name to Florida Bank of Sarasota.

On June 30, 2008, Bank of St. Petersburg changed its name to Florida Bank.

On December 5, 2008, Florida Bank of Sarasota (formerly known as Bank of North Florida) merged with and into Florida Bank.

On March 30, 2009, The Bank of Tallahassee and Florida Bank of Jacksonville merged with and into Florida Bank.

On May 29, 2009 and June 15, 2009, we sold a total of 4,584,756 shares of our common stock in a private placement, through a rights offering to our existing shareholders, at a price of $4.00 per share, for aggregate gross proceeds of $18,339,024. On July 24, 2009 we closed on the sale of preferred stock to the United States Treasury, as part of the Capital Purchase Program, for aggregate gross proceeds of $20,471,000.

The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the Federal Reserve and the Florida Office of Financial Regulation. The holding company is also subject to regulation by the Federal Reserve.

Unless otherwise indicated, the terms “us”, “we”, “our”, and the “Company” refer to Florida Bank Group, Inc. together with its consolidated subsidiaries. Any references to the “Bank” refers to Florida Bank.

Business Strategy.

Our business strategy is to operate as a profitable banking organization, with an emphasis on relationship banking. Our lending strategy includes commercial business loans to small and medium-sized businesses, consumer lending, and select real estate loans. We emphasize comprehensive business products and responsiveness which reflects our knowledge of our local markets and customers. The Bank offers a wide range of commercial and retail banking and financial services to businesses and individuals.

Our marketing strategy is targeted to:

•	Capitalize on our personal relationship approach that we believe differentiates us from our larger competitors;

•	Provide customers with access to our local executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors; and

•	Cross-sell our products and services to our existing customers to leverage our relationships.

Growth Strategy.

Our growth strategy is geared toward building a preeminent community bank in the state of Florida. The growth strategy includes having a significant market share (as defined by deposits), among community banks, in each of the markets in which we currently operate, and markets into which we may expand. We may expand into contiguous markets and new markets via de novo branching and/or acquisitions. We may evaluate the purchase of certain branch(es) from other institutions, whole bank acquisitions and acquisitions involving failed institutions that are placed into receivership and marketed by the FDIC.

We will focus on increasing the number of customer relationships and, ultimately, deposits, loans and profitability. Organic strategies include taking advantage of customer dislocation in the market place created by other banks’ operating limitations and customer dissatisfaction. We also have retail strategies in place to drive more business through our branch infrastructure.

Our Business.

Historically, the Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a high level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market, while community banks have traditionally offered a more service relationship approach.

The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, business credit cards, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, the Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. The Bank provides automated teller machine (ATM) cards permitting our customers to utilize the convenience of the Bank’s ATM network nationwide and internationally. The Bank does not have trust powers and, accordingly, no trust services are provided.

The Bank’s target market is professionals, executives, small to medium-sized businesses, and high net worth individuals. The small to medium sized business customer (typically a commercial entity with sales of $30 million or less) has the opportunity to generate significant revenue for banks yet is generally underserved by large bank competitors.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, interest and dividends from investment securities, deposit fee income generated from demand accounts, ATM fees, and other services. The principal sources of funds for the Bank’s lending activities are deposits, borrowings from the Federal Home Loan Bank, loan repayments, and proceeds from investment securities. The principal expenses of the Bank are the interest paid on deposits and borrowings, and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

The Company does not believe that it has any lending relationships upon which the Company is dependent. As of September 30, 2009, the largest lending relationship including affiliated entities of the borrower represented 1.20% of the assets of the Company.

Market Area.

Our current primary market area includes the areas surrounding the metropolitan markets of Tampa, St. Petersburg, Sarasota, Jacksonville and Tallahassee, Florida. This market area includes the following seven Florida counties: Hillsborough, Pinellas, Sarasota, Manatee, Duval, St. Johns and Leon.

Banking Services.

Commercial Banking.

The Bank focuses its commercial loan originations on small and mid-sized business (generally up to $30 million in annual sales) and such loans are usually accompanied by related deposits. Commercial underwriting is driven by historical and projected cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. The Bank offers a range of cash management services and deposit products to commercial customers, including computerized banking.

Retail Banking.

The Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by the Bank to meet the varied needs of their customers from young persons to senior citizens. In addition to traditional products and services, the Bank offers other products and services, such as debit cards, internet banking, and electronic bill payment services. Consumer loan products offered by the Bank include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Lending Services.

Loan Portfolio Composition.

At September 30, 2009 and December 31, 2008, our net loan portfolio totaled $637.5 million and $649.9 million, respectively, representing approximately 72.39% and 75.66% of our total assets of $880.7 million and $859.0 million, respectively.

The composition of our loan portfolio at September 30, 2009 and December 31, 2008 is indicated below.

	September 30, 2009		December 31, 2008
($ in Thousands)	Amount	% of Total	Amount	% of Total
Commercial	$64,282	9.87%	$65,308	9.78%
Commercial Real Estate	342,248	52.54%	339,906	50.90%
Residential Real Estate	226,345	34.74%	242,023	36.24%
Consumer Loans	18,589	2.85%	20,573	3.08%

Total Loans	$651,464	100.00%	$667,810	100.00%
Less: Allowance for loan losses	(13,649)		(17,550)
Less: Net Deferred Fees	(284)		(349)

Loans, Net	$637,531		$649,911

There were approximately $33.9 million in non-performing loans at September 30, 2009, and $27.9 million at December 31, 2008.

Commercial Loans.

At September 30, 2009 and December 31, 2008, our commercial loan portfolio totaled $64.3 million and $65.3 million, respectively. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is our general policy to obtain personal guarantees from the principals of commercial loan borrowers.

Real Estate Loans.

At September 30, 2009 and December 31, 2008, our real estate loan portfolio totaled $568.6 million and $581.9 million, respectively. The Bank originates mortgage loans secured by commercial and residential real estate.

Commercial Real Estate Loans.

At September 30, 2009 and December 31, 2008, our commercial real estate loan portfolio totaled $341.1 million and $339.9 million, respectively, of which, $61.0 million and $68.2 million, represents commercial real estate construction loans. Such loans are primarily secured by retail office buildings, residential and multi-family construction projects, land, and general purpose business space. For construction loans, we lend to credit worthy customers, which may include builders who generally have been in business for a minimum of five years.

Of the $341.1 million and $339.9 million of commercial real estate loans, at September 30, 2009 and December 31, 2008, respectively, $133.8 million and $130.3 million are owner occupied properties.

We seek to reduce the risks associated with commercial mortgage lending by targeting our market area and underwriting the property and the sponsor. The Bank’s policy states that the maximum loan to value limits are as follows: raw land - 65%, land development - 75%, and all other commercial real estate - 80%. Any exceptions to the foregoing limits requires the approval of certain officers and/or the Bank’s loan committee.

Appraisals on properties securing commercial real estate loans originated by us are performed by an independent appraiser at the time the loan is made. In addition, our underwriting procedures generally require verification of the borrower’s credit history, income and financial condition, banking relationships, references and income projections for the property. We generally obtain personal guarantees for our commercial real estate loans, and analyze the sponsor’s global cash flow, personal financial statement and contingent liabilities.

Residential Real Estate Loans.

At September 30, 2009 and December 31, 2008, our residential real estate loan portfolio totaled $226.3 million and $242.0 million, respectively. The following table provides the components of residential real estate loans:

	September 30, 2009	December 31, 2008
1-4 Family Residential Construction	$9.6	$18.3
Revolving open-end loans	90.1	88.9
Closed-end loans secured by first liens	100.6	100.0
Closed-end loans secured by junior liens	2.8	3.7
Closed-end loans secured by multi-family	23.2	31.1

Total	$226.3	$242.0

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction.

The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans typically have a maturity of 12 months. These construction loans to individuals may be converted to permanent loans upon completion of construction.

We require that a survey be conducted and title insurance be obtained, insuring the priority of our mortgage lien. Typically, the loan to value limit for first mortgage lending on residential real estate is 80% of the lesser of the acquisition cost or the estimate of fair market value.

Home equity loans (closed-end and lines of credit) are typically made in an amount up to 85% of the appraised value of the property securing the loan less the amount of any existing liens on the property. Closed-end loans typically have terms of up to 15 years. Lines of credit typically have an original maturity of 10 years. The interest rates on both closed-end home equity loans and lines of credit can be either fixed or variable.

When originating a real estate loan, we obtain a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and the appraisal will be independently reviewed by our loan administrators. Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

Other Installment and Consumer Loans, and Other Loans

At September 30, 2009 and December 31, 2008, our installment and consumer loan portfolio totaled $18.6 million and $20.6 million, respectively. The Bank offers a variety of installment, consumer, and other loans. These loans are typically secured by residential real estate, securities, and Florida Bank certificates of deposit, or personal property, including automobiles and boats. These loans also include unsecured personal loans. The majority of the terms range from 12 months to 60 months.

Credit Administration.

The Bank’s lending activities are subject to written policies approved by the Board of Directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credit, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and ascertain compliance with the Bank’s policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

The Bank generally does not make commercial or consumer loans outside its market area unless the borrower has an established relationship with the Bank and conducts its principal business operations within the Bank’s market area. Consequently, the Bank and its borrowers are primarily affected by the economic conditions prevailing in its market area.

Investment Activity.

The primary objective of our investment portfolio is to provide a source of liquidity. Subject to our liquidity objective, we seek to earn an acceptable rate of return through investments with a mixture of maturities and compositions. We seek to mitigate interest rate sensitivity; however, we manage our investment portfolio as part of the Bank’s overall interest rate risk. We seek to accomplish this by matching, to the greatest extent possible, the maturity of assets with liabilities.

We invest primarily in U.S. Treasury and agency obligations, guaranteed as to principal and interest, and to a lesser extent, other high credit quality securities. We enter into federal funds transactions with our principal correspondent banks directly or as an agent.

Competition.

We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts and other financial institutions, many of which have greater financial resources than us. Many large financial institutions compete for business in our service area. Certain of these institutions have significantly higher lending limits than we do and provide services to their customers that we do not offer.

We believe we are able to compete favorably with our competitors because we provide responsive, personalized services through our knowledge and awareness of our service area, customers and business.

The following table displays data provided by the FDIC regarding our competition in Hillsborough, Pinellas, Sarasota, Manatee, Duval, St. Johns and Leon counties, Florida (our primary market area), as of June 30, 2009, the latest date for which data was available:

County	Number of Insured Financial Institutions	Number of Retail Branches	Our Deposit Market Share
Hillsborough	52	324	1.66%
Pinellas	38	335	0.85%
Sarasota	43	191	0.08%
Manatee	34	138	0.08%
Duval	33	200	0.14%
Saint Johns	22	68	1.09%
Leon	19	94	1.28%

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can.

Our largest competitors in the market include: Bank of America, Wells Fargo, SunTrust, BB&T, Regions Financial, and Fifth Third, and these institutions capture the majority of the deposits. Our significant community bank competitors include: Capital City, Bank of Tampa, Synovus, Century Bank, Carolina First Bank (Mercantile Bank), First Guaranty Bank and Trust Company and The Jacksonville Bank. We believe that community banks can compete successfully by providing personalized service and making timely, local decisions and thus draw business away from larger institutions in the market. We also believe that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger.

Marketing and Distribution.

In order to market our deposit and loan products, we rely heavily on word of mouth and direct customer contact calling efforts. In addition, our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard, we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

In addition to our direct contact marketing methods, we use limited local print advertising, product brochures, and direct mail to build our customer base.

Employees.

As of September 30, 2009, we employed 154 full-time employees and 12 part-time employees. Our employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

Regulatory Considerations.

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Such legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which the Bank and we are subject.

The Company.

We are registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, or BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises.

As we discuss in the Management’s Discussion and Analysis section of this Registration Statement on Form 10, the global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system in the past year. To combat the current severe recession, the federal government and the Federal Reserve have been extremely active in setting monetary policy, sometimes through the use of extraordinary techniques that previously have had limited use. For example, the U.S. government has passed the Emergency Economic Stabilization Act (“EESA”), which provides the Treasury Department the ability to purchase or insure troubled assets held by financial institutions and their holding companies in a troubled asset relief program (“TARP”) and to purchase debt or equity securities from participating financial institutions (“TARP Capital Purchase Program”). Other extraordinary measures taken by U.S. governmental agencies include the establishment by the FDIC of the Temporary Liquidity Guarantee Program (“TLGP”). The TLGP includes the Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through June 30, 2010 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (“DGP”), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies.

As these governmental programs have been announced, we have reviewed the programs to determine whether we should participate. We elected to participate in the TARP Capital Purchase Program and the TAGP, but not the DGP. Please see the discussion below under the heading “The Bank - Insurance of Accounts and Other Assessments.”

Permitted Activities.

In 1999, the Gramm-Leach-Bliley Act was enacted, which amended the BHCA by: (i) allowing bank holding companies that qualify as “financial holding companies” to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. As a bank holding company, these restrictions apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Capital; Dividends; Source of Strength.

The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.”

In accordance with Federal Reserve policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

The Bank.

The Bank is a banking institution that is chartered by and headquartered in the State of Florida, and it is subject to supervision and regulation by the Florida Office of Financial Regulation and the Federal Reserve, and is subject to other laws and regulations applicable to banks. The Florida Office of Financial Regulation and the Federal Reserve supervise and regulate all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of branches.

Dividends.

The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to us. The Federal Reserve may restrict the ability of the Bank to pay dividends if those payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit our ability to obtain funds from the Bank for our cash needs, including funds for acquisitions and the payment of dividends, interest, and operating expenses.

In addition, Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Financial Institutions Code, the Board of Directors of state chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation, declare a dividend from retained net profits that accrued prior to the preceding two years. Before declaring any dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. The bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of a dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency.

Insurance of Accounts and Other Assessments.

The FDIC merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the DIF on March 31, 2006. The Bank pays its deposit insurance assessments to the DIF, which insures the Bank’s deposit accounts.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 was enacted, which temporarily raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2013.

In addition, on November 26, 2008 the FDIC issued a final rule under TAGP, pursuant to which the deposit insurance coverage limits for all non-interest bearing transaction deposit accounts, including all personal and business checking deposit accounts that do not earn interest, lawyer trust accounts where interest does not accrue to the account owner (IOLTA), and NOW accounts with interest rates no higher than 0.50%. Thus, all money in these accounts is fully insured by the FDIC regardless of dollar amount. This second increase to coverage is in effect through June 30, 2010. The cost to us for participating in this expanded deposit insurance coverage program is a 10-basis point surcharge to our current insurance assessment rate with respect to the portions of the TAGP covered deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. The Bank is participating in TAGP.

        Effective January 1, 2007, the FDIC established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. Under the current assessment system, the FDIC assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution’s most recent supervisory and capital evaluations, designed to measure risk. Assessment rates currently range from 0.12% of deposits for an institution in the highest sub-category of the highest category to 0.50% of deposits for an institution in the lowest category. The FDIC adopted a revised risk based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of September 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, to be collected on November 30, 2009. The FDIC also has adopted a proposed rule that would require insured institutions to prepay on December 30, 2009, an estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. If the proposed rule is adopted, an institution’s assessment will be calculated by taking the institution’s actual September 30, 2009 assessment and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Further, the FDIC will incorporate a uniform three basis point increase effective January 1, 2011.

Community Reinvestment Act.

The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank’s record in meeting the needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the Community Reinvestment Act. The FDIC considers a bank’s Community Reinvestment Act rating when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Capital Regulations.

The federal banking regulators, including the FDIC, have adopted risk-based capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Federal laws and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized.” To qualify as a “well-capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier I risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a bank holding company to acquire or merge with a bank or bank holding company.

Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher ratios.

Bank Secrecy Act/ Anti-Money Laundering.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) was enacted in response to the terrorist attacks occurring on September 11, 2001. The USA PATRIOT Act is intended to strengthen the U.S. law enforcement and intelligence communities’ ability to work together to combat terrorism. Title III of the USA PATRIOT Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, amended the Bank Secrecy Act and adopted additional provisions that increased the obligations of financial institutions, including the Bank, to file reports and maintain records, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking and law enforcement agencies, and share information with other financial institutions. In addition, the collected customer identification information must be verified within a reasonable time after a new account is opened through documentary or non-documentary methods.

In 2007, the FDIC and the other federal financial regulatory agencies issued an interagency policy on the application of section 8(s) of the Federal Deposit Insurance Act. This provision generally requires each federal banking agency to issue an order to cease and desist when a bank is in violation of the requirement to establish and maintain a Bank Secrecy Act/anti-money laundering (BSA/AML) compliance program, or, in the alternative, the bank fails to correct a deficiency that has been previously cited by the federal banking agency with respect to the bank’s BSA/AML compliance program. The policy statement provides that, in addition to the circumstances where the agencies will issue a cease and desist order in compliance with section 8(s), they may take other actions as appropriate for other types of BSA/AML program concerns or for violations of other BSA requirements. The policy statement also does not address the independent authority of the U.S. Department of the Treasury’s Financial Crimes Enforcement Network to take enforcement action for violations of the BSA.

Fair and Accurate Credit Transaction Act of 2003.

The Fair and Accurate Credit Transaction Act of 2003, which amended the Fair Credit Reporting Act, enhances consumers’ ability to combat identity theft, increases the accuracy of consumer reports, allows consumers to exercise greater control over the type and amount of marketing solicitations they receive, restricts the use and disclosure of sensitive medical information, and establishes uniform national standards in the regulation of consumer reporting.

In 2007, the Federal Reserve and the other federal financial regulatory agencies together with the U.S. Department of the Treasury and the Federal Trade Commission issued final regulations (Red Flag Regulations) enacting Sections 114 and 315 of the Fair and Accurate Credit Transaction Act of 2003. The Red Flag Regulations require banks to have identity theft policies and programs in place. The Red Flag Regulations require banks to develop and implement an identity theft protection program for combating identity theft in connection with new and existing consumer accounts and other accounts for which there is a reasonably foreseeable risk of identity theft.

Consumer Laws and Regulations.

The Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Future Legislative Developments.

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which we and the Bank operates in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of the Bank.

Effect of Governmental Monetary Policies.

The commercial banking business in which the Bank engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

Since December 2008, the Federal Reserve has adopted a zero interest rate policy to help combat the severe economic downturn in the United States and growing deflationary pressure.

Income Taxes.

We are subject to income taxes at the federal level and subject to state taxation in Florida. We file consolidated federal and state tax returns with a fiscal year ending on December 31.

ITEM 1A.	RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Registration Statement. If any of the risks discussed in this Registration Statement actually occur, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this Registration Statement are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Cautionary Statement Regarding Forward-Looking Information.”

Risks Related to our Business.

Difficult market conditions and economic trends have adversely affected our industry and our business and may lead to increased government regulation.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings.

The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. We also expect to face increased regulation and government oversight as a result of these downward trends. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Recent legislative and regulatory initiatives may not improve economic conditions.

The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful.

In the United States, the federal government has adopted the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008), or the EESA, the American Recovery and Reinvestment Act of 2009 (enacted on February 17, 2009), or the ARRA. With authority granted under these laws, the Treasury Department has proposed a financial stability plan that is intended to:

•	provide for the government to invest additional capital into banks and otherwise facilitate bank capital formation;

•	temporarily increase the limits on federal deposit insurance; and

•	provide for various forms of economic stimulus, including to assist homeowners restructure and lower mortgage payments on qualifying loans.

President Obama recently announced a proposal to reform the U.S. financial system. There can be no assurance that the financial stability plan proposed by the Treasury Department and the President’s proposals, or any other legislative or regulatory initiatives enacted or adopted in response to the ongoing economic crisis, will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets or that the measures adopted will not have adverse consequences.

Changes in business and economic conditions, in particular those of the Florida markets in which we operate, could continue to lead to lower asset quality, and lower earnings.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to more local business and economic conditions, particularly the economy of Florida. The Florida economy is heavily influenced by real estate and other service-based industries. Factors that could affect the local economy include a rise in unemployment, declines in tourism, higher energy costs, reduced consumer or corporate spending, natural disasters or adverse weather, the recent and possibly continuing significant decline in real estate values and the recent significant deterioration in general economic conditions. Evidence of the economic downturn in Florida is reflected in current unemployment statistics. The Florida unemployment rate at September 30, 2009 increased to 11.0% from 8.1% at the end of 2008 and 4.7% at the end of 2007, reaching the highest level since October 1975. The unemployment rate in many of our markets is even higher than for the state. The unemployment rate, as of September 30, 2009, for each of the counties in which we operate was as follows: Hillsborough - 11.5%; Pinellas - 11.2%; Sarasota - 12.3%; Manatee - 12.7%; Duval - 11.2%; St. Johns - 9%; Leon - 7.2%. A worsening of the economic conditions in Florida would likely exacerbate the adverse effects of these difficult market conditions on our customers, which may have a negative impact on our financial results. A sustained economic downturn could continue to adversely affect the quality of our assets, credit losses, and the demand for our products and services, which would lead to lower revenue and lower earnings. We monitor the value of collateral, such as real estate, that secures loans we have made. A decline in the value of collateral could also reduce a customer’s borrowing power.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. Over the past year, the volatility and disruption has reached unprecedented levels. If current levels of market disruption and volatility continue or worsen, our ability to access capital and our business, financial condition and results of operations may be adversely affected.

The loss of key personnel may adversely affect us.

Our success is, and is expected to remain, highly dependent on our senior management team. It is our management’s extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

Although we have entered into employment agreements with certain key employees, we may not be able to retain them or other key employees. The loss of such employees could adversely affect our ability to successfully conduct our business, which could have an adverse effect on our financial results and the value of our common stock.

Our prospects are dependent upon the validity and implementation of our business plan.

Our future prospects will be dependent upon whether we realize the anticipated synergies and growth opportunities from successful execution of our business plan. Even if the business plan can be implemented successfully, this may not result in the realization of the expected benefits. Even if these benefits are achieved, they may not be achieved within the near term. Failure to manage growth effectively in the future could have an adverse effect on the business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

An inadequate allowance for loan losses would reduce our earnings.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

As of September 30, 2009, our allowance for loan losses was $13.6 million, which represented approximately 2.10% of total loans. We had $33.9 million in non-performing loans as of September 30, 2009. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to our allowances for loan losses would adversely impact our net income and capital.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

At September 30, 2009, nonperforming loans (non-accrual loans and accruing loans past due 90 days or more) totaled $33.9 million, or 5.2%, of our loan portfolio. At September 30, 2009, our nonperforming assets (which include foreclosed real estate) were $41.7 million or 4.7% of total assets. In addition, we had approximately $4.2 million in accruing loans that were 30 to 89 days delinquent at September 30, 2009. At September 30, 2009, our nonperforming loans had increased by $6.0 million and our nonperforming assets had increased by $12.1 million since December 31, 2008. Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the collateral to its then fair value less expected selling costs, which, when compared to the principal amount of the loan, may result in a loss. These non-performing loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. The resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future or that our nonperforming assets will not result in future losses.

The majority of the increase in non-performing loans from December 31, 2008 to September 30, 2009 is attributable to the following loan types:

•	Non-owner occupied commercial real estate - $4.4 million

•	1-4 family residential first lien - $3.6 million

•	Other construction and land development $2.3 million

There was a decrease in non-performing multi family residential loans of $7.7 million, from December 31, 2008 to September 30, 2009.

Management believes the primary contributors to the increase in non accrual loans are the result of the downturn in the economy which has had a particular impact on certain of our borrowers in our markets which depend upon tourism, much of which has been weaker in 2009. The downturn in discretionary consumer spending has also had a negative impact as it relates to our lending on income producing properties such as the hotel/motel portfolio and commercial retail and office properties. In addition, declines in household income and a rise in unemployment have caused deterioration in the owner occupied single family residential portfolio, while the decline in real estate activity has negatively impacted our speculative residential, construction and land development loans. Management believes these loan categories and commercial real estate generally pose the greatest risks looking forward.

Some of our borrowers will not repay their loans, and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

Some of our borrowers inevitably will not repay loans that we make to them. There was a significant rise in the number of foreclosures in Florida, particularly in our market areas, in 2008 and continuing in 2009. This risk is inherent in the banking business. If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition.

Our loan portfolio includes a substantial amount of commercial and commercial real estate loans that have higher risks.

Our commercial and commercial real estate loans at September 30, 2009 and December 31, 2008 were $405.4 million and $405.2 million, respectively, or 62.2% and 60.7% of total loans. Commercial and commercial real estate loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans.

During 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”). The Guidance defines commercial real estate loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. This could include enhanced strategic planning, underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when either:

•	total reported loans for construction, land development, and other land constitute 100% or more of a bank’s total risk based capital; or

•	total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land constitute 300% or more of a bank’s total capital.

The total reported loans for construction, land development, and other land as of September 30, 2009 and December 31, 2008 was 73.91% and 109.49%, respectively, of the Bank’s total risk based capital.

The total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land as of September 30, 2009 and December 31, 2008 constituted 245.59% and 325.32%, respectively, of the Bank’s total risk based capital.

The ratios reported above as of December 31, 2008 are presented on a pro-forma basis to give effect for the merger.

The Guidance applies to the lending activities of the Bank. Although our regulators have not required us to maintain elevated levels of capital or liquidity due to our commercial real estate loan concentrations, they may do so in the future, especially if there is a further downturn in our local real estate markets.

In addition, when underwriting a commercial or industrial loan, the Bank may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether the Bank knew of, or was responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, the Bank may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

We may face risks with respect to future expansion.

As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We regularly explore opportunities to acquire financial institutions. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all. If we do raise additional capital, your ownership could be diluted.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or for future growth. Such financing may not be available to us on acceptable terms or at all.

Further, our Articles of Incorporation do not provide shareholders with preemptive rights and such shares may be offered to investors other than shareholders at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could dilute your ownership interest and such dilution could be substantial.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on our net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and its borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities re-price or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets re-price or mature during a time when interest rates are rising.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Our loan portfolio includes loans with a higher risk of loss, particularly because our loan portfolio is heavily concentrated in loans secured by properties in Florida.

We originate commercial real estate loans, commercial loans, construction loans, consumer loans, and residential mortgage loans primarily within our market area. We believe that our commercial real estate, including construction loans, commercial, and consumer loans provide the largest risk to our loan portfolio. Commercial real estate, including construction, and commercial loans tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have greater credit risk for the following reasons:

•

Commercial Real Estate Loans. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

•

Commercial Loans. Repayment is generally dependent upon the successful operation of the borrower’s business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, illiquid, or fluctuate in value based on the success of the business.

•

Construction Loans. The risk of loss is largely dependent on our initial estimate of whether the property’s value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate, which is acutely possible as real estate prices continue to decrease, or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

•

Consumer Loans. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.

These risks inherent in our loan portfolio are exacerbated by the geographic concentration of our loan portfolio. Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Florida. As of September 30, 2009, approximately 87% of our loans had real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding, and, therefore, the collateral may become insufficient to protect us from substantial losses. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values, such as in today’s market, to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, as of September 30, 2009, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Hillsborough, Pinellas, Sarasota, Manatee, Duval, St. Johns and Leon counties, Florida. The concentration of our loans in these areas subjects us to the risk that a downturn in the economy or recession in these areas, such as the one the areas are currently experiencing, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer losses if there is a decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, and our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

Concerns of customers over deposit insurance may cause a decrease in our deposits.

With increased concerns about bank failures, customers are increasingly concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits from the Bank in an effort to ensure that the amount that they have on deposit at the Bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

The State of Florida’s population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. We have experienced an overall slow down in the origination of residential mortgage loans for sale recently due to the slowing in residential real estate sales activity in our markets. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. We do not anticipate that the housing market will improve in the near-term, and accordingly, this could lead to additional valuation adjustments on our loan portfolios.

The market value of our investments could decline.

Our investment securities portfolio as of September 30, 2009 has been designated as available-for-sale, which requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. At September 30, 2009, we maintained $97.6 million or 100% of our total securities as available-for-sale.

Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The market value of our investment portfolio may decline, causing a corresponding decline in shareholders’ equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

The Bank and we are subject to extensive governmental regulation.

The Bank and we are subject to extensive governmental regulation that is intended primarily to protect depositors and the FDIC’s Deposit Insurance Fund, rather than our shareholders. We, as a bank holding company, are regulated primarily by the Federal Reserve. The Bank is a commercial bank chartered by the State of Florida and regulated by the Federal Reserve and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us and the Bank. The Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results. Our Bank has resolved to enhance our loan review program and special asset policies, maintain our liquidity within our policy parameters, and continue to monitor our classified loans and assets. Please refer to the section entitled Item 1. “Business - Regulatory Considerations” of this Report.

The banking industry is very competitive.

The banking business is highly competitive and the Bank competes directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on the ability of the Bank to compete successfully with other financial institutions in their service areas.

Florida financial institutions, such as the Bank, face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (“OFAC”). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institutions’ Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against Florida financial institutions.

In order to comply with regulations, guidelines and examination procedures in this area, the Bank has been required to adopt policies and procedures and to install systems. If the Bank’s policies, procedures and systems are deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on the Bank’s ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. In addition, because the Bank operates in Florida, we expect that the Bank will face a higher risk of noncompliance and enforcement action with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Confidential customer information transmitted through the Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect their reputation and ability to generate deposits.

The Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Bank’s networks could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and its ability to generate deposits.

We cannot predict how changes in technology will impact our business.

        We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Risks Related to an Investment in our Common Stock.

There is no established trading market for our common stock and you may not be able to resell your shares.

The shares of our common stock are not currently traded on any securities exchange and do not have an established trading market. This registration statement registers our common stock with the SEC under Section 12 of the Exchange Act; however, this does not mean that our common stock will be listed or traded on a securities exchange. We currently have no plans to apply to list our common stock on any exchange and we do not expect our common stock to be quoted on an over-the-counter quotation system such as the ”pink sheets”.

Our management holds a large portion of our common stock.

As of September 30, 2009, our directors and executive officers owned 6,135,943 shares of our common stock, or approximately 41.85% of our total outstanding shares, assuming all of their vested options are exercised. As a result, our directors and management, if acting together, may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Management may also have interests that differ from yours and may vote in a way that is adverse to your interests. The concentration of ownership may delay, prevent or deter a change-in-control, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We are electing to be subject to the SEC reporting requirements but there is no assurance that we will remain a public company.

We are voluntarily registering our shares with the SEC and thereby becoming subject to the SEC’s reporting requirements. Among other things, becoming subject to these reporting requirements will terminate a Put and Call Option Agreement that we entered into in 2007 with The Bank of Tallahassee shareholders in connection with our acquisition of that bank. See “Management’s Discussion and Analysis – Capital Resources.” While it is our intention to remain subject to the reporting requirements of the applicable securities laws for the foreseeable future, there is no assurance as to how long we will maintain such requirements nor are we obligated to do so except as otherwise required by law.

Our Articles of Incorporation, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

We are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareholders.

Upon the effectiveness of this registration statement, we will become subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

Upon the effectiveness of this registration statement, we will be subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We have not paid cash dividends to our common shareholders and have no plans to pay future cash dividends to our common shareholders.

We plan to retain earnings to finance future growth and have no current plans to pay cash dividends to our common shareholders. Because we have not paid cash dividends, holders of our common stock will experience a gain on their investment in our common stock only in the case of an appreciation of value of our common stock. You should not expect an appreciation in value.

Our preferred shares impact net income available to our common shareholders and our earnings per share

As long as there is Preferred Stock outstanding, no dividends may be paid on our common stock unless all dividends on the preferred shares have been paid in full. The dividends declared on our Preferred Stock will reduce the net income available to common shareholders and our earnings per common share.

Holders of the Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of shares of our Preferred Stock may have different interests from, and vote their shares in a manner deemed adverse to, our common shareholders.

In the event that we fail to pay dividends on the Preferred Stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive) the Treasury will have the right to appoint two directors to our Board of Directors until all accrued but unpaid dividends have been paid; otherwise, except as required by law, holders of the Preferred Stock have limited voting rights. So long as shares of the Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated charter, the vote or consent of holders owning at least 66 2/3% of the shares of Preferred Stock outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Preferred Stock;

•	any amendment to the rights of the Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Preferred Stock; or

•

consummation of any merger, share exchange or similar transaction unless the shares of Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Preferred Stock remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the shares of Preferred Stock. Holders of Preferred Stock could block the foregoing transaction, even where considered desirable by, or in the best interests of, holders of our common stock.

Our shares of common stock are not an insured deposit.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis

The following management’s discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled “Overview,” “Results of Operations,” “Market Risk,” “Liquidity,” “Capital Resources,” “Off-Balance Sheet Arrangements,” and “Accounting Policies.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our current performance compares with prior periods.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this registration statement.

Overview.

Florida Bank Group, Inc. (“FBG”) is a bank holding company headquartered in Tampa, Florida. FBG operates its sole, wholly owned bank subsidiary, Florida Bank, as a state chartered commercial bank and a member of the Federal Reserve. Florida Bank operated as Bank of St. Petersburg from 1985 through June 2008, when it changed its name to Florida Bank. During the period from December 2006 through March 2009, FBG operated as a multi-bank holding company as provided below.

FBG acquired Bank of St. Petersburg on January 2, 2002. At this time, Bank of St. Petersburg operated 2 branches in St. Petersburg, Florida.

FBG formed Bank of North Florida as a de novo bank in 2006 and commenced its operations in December 2006. Bank of North Florida operated its main office in downtown Jacksonville, Florida.

FBG acquired The Bank of Tallahassee on May 1, 2007. The Bank of Tallahassee operated three branches in Tallahassee, Florida and had approximately $78 million in assets at the date of acquisition. (see Note 2 – Business combinations in the Notes to the December 31, 2008 Consolidated Financial Statements)

FBG acquired Cygnet Private Bank on September 1, 2007. Cygnet Private Bank operated its main office in Ponte Vedra Beach, Florida and had approximately $100 million is assets at the date of acquisition. (see Note 2 – Business combinations in the Notes to the December 31, 2008 Consolidated Financial Statements)

On January 25, 2008, Cygnet Private Bank acquired the operations of Bank of North Florida and changed its name to Florida Bank of Jacksonville. Also on January 25, 2008, Bank of North Florida changed the location of its main office to Sarasota, Florida and changed its name to Florida Bank of Sarasota.

On June 30, 2008, Bank of St. Petersburg changed its name to Florida Bank.

On December 5, 2008, Florida Bank of Sarasota merged with and into Florida Bank.

On March 30, 2009, The Bank of Tallahassee and Florida Bank of Jacksonville merged with and into Florida Bank.

Florida Bank now operates as a single bank in the greater Tampa Bay, Jacksonville and Tallahassee, Florida markets as a full service commercial bank, headquartered in Tampa, Florida, providing a wide range of business and consumer financial services in our markets. Florida Bank operates primarily in Hillsborough, Pinellas, Manatee, Sarasota, St. Johns, Duval and Leon counties, all in Florida. Florida Bank operates its main office in Tampa, Florida and 15 branches, including nine in the greater Tampa Bay market, and three in each of the Tallahassee and greater Jacksonville markets.

Our growth strategy includes both organic growth in our existing markets and potential mergers and acquisitions. We believe that we are well positioned to attract and retain clients and customers to our existing operations. In addition, we expect to be able to execute mergers of other institutions or otherwise acquire banking assets and liabilities opportunistically.

The Bank has historically offered commercial and banking services with an emphasis on commercial and commercial real estate lending, particularly to the professional services industries and high net worth individuals. During 2009, the Bank has begun to develop its retail banking services to complement its commercial service offering, to more fully capitalize on its investments in branch facilities and attract stable, low cost core deposits. As of September 30, 2009, we had total assets of $880.7 million, deposits of $663.9 million, net loans of $637.5 million and $130.2 million in total shareholders’ equity.

Our principal executive offices are located at 201 North Franklin Street, Suite 2800, Tampa, Florida 33602. The telephone number at that office is (813) 367-5270.

Performance Overview.

We are a bank holding company and the parent company of Florida Bank. We have experienced operating losses during recent reporting periods. Our modest loss in 2007 was primarily attributable to the costs of growth and investments in expanded infrastructure and technology and certain costs related to our acquisitions of The Bank of Tallahassee and Cygnet Private Bank. As the economy weakened throughout 2008 and the Federal Reserve monetary policy promoted large and rapid reductions in interest rates, we experienced a rapid and substantial loss of revenue as a result of the decline in our yield on earning assets, principally our floating rate loan portfolio.

Accordingly, we undertook a number of actions to position the company to address the prolonged difficult operating environment by reducing certain non interest expenses in an effort to improve our controllable operating performance before credit related costs. Specifically, we eliminated redundancies resulting from our acquisitions of The Bank of Tallahassee and Cygnet Private Bank in 2007, consolidated our multi-bank structure, renegotiated certain major contracts and reduced our compensation and benefit costs. During 2009, our net interest margin has improved steadily and we have contained our controllable non interest expenses. During this period, we committed to increasing our liquidity and our capital and to reducing our level of non core funding.

        However, in 2008, many of our borrowers experienced deterioration in the performance of their business and/or reductions in their liquidity position. As a consequence, the performance of our loan portfolio declined and we recorded substantial provisions for loan losses. A large portion of our loan portfolio is secured by real estate. The Florida real estate market has experienced particularly pronounced declines in value. As this trend continued into 2009, both loans, which became collateral dependent, and foreclosed assets experienced continued declines in market value, which impacted our results through our provision for loan losses, costs of collection and the net carrying costs of other real estate owned.

In addition, the stress experienced throughout the banking industry has manifested itself in bank failures and substantial costs to the FDIC insurance fund. The FDIC has embarked upon a restoration plan for the fund, which includes a substantial increase in the rate of its regular assessments. In the third quarter of 2009, the FDIC imposed a substantial special assessment.

For the nine months ended September 30 2009, we recorded a net loss attributable to common shareholders of $5.3 million, or $0.43 per basic and diluted share. These results compared with a net loss of $4.6 million, or $0.47 per basic and diluted share for the comparable period in the prior year. The most significant factors contributing to the loss for the nine months ended September 30, 2009 were the $4.6 million provision for loan losses, the increase in the principal value of nonaccrual loans to $33.9 million and the resulting non-recognition of interest income on those loans, an increase of $1.1 million in FDIC insurance costs, an increase of $0.8 million in losses on disposal and net carrying costs of foreclosed assets and a $1.3 million one time charge relating to the early retirement of FHLB advances. Partially offsetting these factors was a substantial reduction in compensation and benefit expenses for the nine months ended September 30, 2009 compared to the same period in 2008.

For the year ended December 31, 2008, we recorded a net loss of $30.2 million, or $3.11 per basic and diluted share. These results compared with a net loss of $3.2 million, or $0.36 per basic and diluted share for the prior year. The most significant factors contributing to the 2008 loss were a $15.3 impairment of goodwill charge and a $12.0 million provision for loan losses.

While we continue to develop new business relationships, the economic environment is difficult, with many borrowers facing reduced liquidity, less robust operating results and declining asset values. As a consequence, we have experienced slower growth in assets as a result of loan payoffs from borrowers deleveraging, reduced levels of new business originations and in some cases loan charge offs. The combination of these developments has led to reduced operating performance as our interest income is reduced by non performing assets while our non interest expense costs are rising as a result of carrying and managing these assets in addition to increased provision expense.

Net interest income was $19.4 million for 2008, an increase of $0.7 million or 3% from $18.7 million for 2007. Changes in monetary policy by the Federal Reserve affect the prime rate, our loan yields, our deposit and borrowing costs and our net interest margin. The modest increase was the net result of the positive impact of the full year results of the acquisitions of The Bank of Tallahassee and Cygnet Private Bank in 2007 and organic growth in earning assets. However, most of this impact was offset by reductions in interest on loans due to the reductions in yield on our floating rate loans and an increase in our non performing assets in 2008 over 2007.

Non-interest income, which includes service charges on deposit accounts, investment securities gains and losses, real estate fees and other operating income, decreased approximately $0.3 million to $1.1 million in 2008 from $1.4 million in 2007. The decrease was attributable to a $0.6 million loss on securities sold versus a gain of $0.4 million on securities activity in 2007. The securities loss in 2008 included a realized loss of $0.9 million on the sale of 100% of the Bank’s Freddie Mac preferred stock position. Otherwise, our non interest income increased approximately $0.7 million in 2008 compared to 2007, which is primarily due to the inclusion of the full year results of the acquisitions of The Bank of Tallahassee and Cygnet Private Bank in 2007.

Non-interest expense for 2008 was $47.5 million, compared with $23.6 million for 2007. The increase in non-interest expense of $23.9 million for 2008 is primarily attributable to a $15.3 million goodwill impairment charge, $1.8 million of accelerated stock option expense and approximately $3.0 million of one time charges relating to employee separation costs, the early retirement of certain FHLB advances, systems conversion costs and lease terminations. The remaining increases are primarily salaries and employee related costs, net occupancy costs, data processing and FDIC insurance costs, which are generally proportionate to the full year results of The Bank of Tallahassee and Cygnet Private Bank in 2008 compared to the partial year costs in 2007 due to the closing of these acquisitions on May 1 and September 1, 2007, respectively.

For the nine months ended September 30, 2009, total assets increased by $21.7 million or 2.5% compared to December 31, 2008. Gross loans decreased by $16.3 million or 2.4%. The reduction in loans outstanding reflects a combination of decreased loan demand, loan payoffs, loan charge offs and foreclosure of assets. Cash and cash equivalents and securities increased by $26.3 million or 17.6%, deposits increased by $16.7 million or 2.6% and FHLB advances decreased by $23 million or 22.0%.

Total assets increased $49.9 million or 6.2% during 2008 to $859.0 million as of December 31, 2008, compared with $809.1 million at December 31, 2007. Adjusted for the $15.3 goodwill impairment write down, total asset growth would have been $65.2 million. Gross loans grew 7.3% to $668 million as of December 31, 2008, compared with $623 million as of December 31, 2007. Residential real estate mortgage loans accounted for the largest segment increase during 2008, increasing by $45.1 million over 2007. Asset growth was funded by a $90.4 million increase in deposits to $647.2 million or 16.2%, while FHLB advances and other borrowings decreased $14.7 million to $106.6 million as of December 31, 2008, representing a decrease of 12.1%.

In response to slowing economic activity, continued softness in residential real estate in our markets and the increase in non-performing loans and net charge offs, we have established reserves for loan losses.

As of September 30, 2009 the allowance for loan losses totaled $13.6 million, or 2.10% of total loans. The allowance represents 40% of non-performing loans at September 30, 2009. Annual net charge-offs represented 1.73% of average loans as of September 30, 2009, compared with 0.32% as of December 31, 2008.

As of December 31, 2008 the allowance for loan losses totaled $17.6 million, or 2.63% of total loans. The allowance represents 63% of non-performing loans at December 31, 2008. Annual net charge-offs represented 0.32% of average loans as of December 31, 2008, compared with 0.00% as of December 31, 2007.

At September 30, 2009 and December 31, 2008, our capital ratios all surpassed regulatory measures to be considered “well capitalized”.

Economic and Operating Environment Overview.

        The global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system in the past year. The National Bureau of Economic Research announced that the U.S. had entered into a recession in December 2007. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, as well as other areas of the credit market, including investment grade and non-investment grade corporate debt, convertible securities, emerging market debt and equity, and leveraged loans, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail.

The magnitude of these declines led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. This market turmoil and tightening of credit have led to an increased level of consumer and commercial delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has, in some cases, adversely affected the financial services industry.

Over the course of the past eighteen months, the landscape of the U.S. financial services industry changed dramatically, especially during the fourth quarter of 2008. Lehman Brothers Holdings Inc. declared bankruptcy, and many major U.S. financial institutions consolidated, were forced to merge or were put into conservatorship by the U.S. Federal Government, including The Bear Stearns Companies, Inc., Wachovia Corporation, Washington Mutual, Inc., Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”). In addition, the U.S. Federal Government provided a sizable loan to American International Group Inc. (“AIG”) in exchange for an equity interest in AIG.

Our lending operations are almost entirely in the State of Florida, which has been particularly hard hit in the current U.S. recession. Evidence of the economic downturn in Florida is reflected in current unemployment statistics. The Florida unemployment rate at September 30, 2009 increased to 11.0% from 8.1% at the end of 2008 and 4.7% at the end of 2007, reaching the highest level since October 1975. The unemployment rate in many of our markets is even higher than for the state. The unemployment rate, as of September 30, 2009, for each of the counties in which we operate are as follows: Hillsborough - 11.5%; Pinellas - 11.2%; Sarasota - 12.3%; Manatee - 12.7%; Duval - 11.2%; St. Johns - 9%; Leon - 7.2%. A worsening of the economic conditions in Florida would likely exacerbate the adverse effects of these difficult market conditions on our customers, which may have a negative impact on our financial results.

To combat the severe recession, the federal government and the Federal Reserve have been extremely active in setting monetary policy, sometimes through the use of extraordinary techniques that previously have had limited use. For example, the U.S. government has passed the Emergency Economic Stabilization Act, which provides the Treasury Department the ability to purchase or insure troubled assets held by financial institutions. In addition, the Treasury Department has the ability to purchase equity stakes in financial institutions. Other extraordinary measures taken by U.S. governmental agencies include: increasing deposit insurance limits, providing financing and guarantees to money market mutual funds, and purchasing commercial paper. In addition, the Federal Reserve lowered both the federal funds benchmark rate and the discount rate by 400 basis points in 2008, and at year end the federal funds target rate was in a range of 0% to 0.25%. The impact that these measures, as well as other extraordinary measures previously announced or announced in the future, will have on us or the financial markets as a whole cannot be determined at this time.

As these governmental programs have been announced, we have reviewed the programs to determine whether we should participate. We believe that very strong capital levels are critical during such times and necessary to pursue certain elements of our business plan. We applied for, and received approval to participate in the TARP Capital Purchase Program, a program that supplies capital to banks from the U.S. government. On July 24, 2009, we issued preferred shares to the U.S. Treasury for proceeds of $20.5 million. In addition, we have elected to participate in the Transaction Account Guarantee Program, which provides a guarantee from the FDIC for non-interest bearing transaction accounts.

Analysis of Financial Condition

Our assets totaled $880.7 million at September 30, 2009 compared to $859.0 million at December 31, 2008 and $809.1 million at December 31, 2007, increases of $21.7 million, or 2.5%, and $49.9 million, or 6.2%, respectively. The growth in assets was primarily a result of increased investing and lending activity as the Bank invested funds provided by deposit growth, net of repaid borrowings.

Total gross loans were $651.5 million at September 30, 2009 a decrease of $16.3 million, or 2.4%, compared to December 31, 2008. Total gross loans increased $45.3 million, or 7.3%, to $667.8 million at December 31, 2008 compared to $622.5 million at December 31, 2007. The growth in the loan portfolio in 2008 was primarily attributed to increases in residential real estate loans of $45.1 million. Commercial real estate loans increased by $6.3 million and commercial loans decreased by $6.7 million.

As of September 30, 2009, total deposits were $663.9 million, an increase of $16.7 million or 2.6% compared to December 31, 2008. Total deposits were $647.2 million at December 31, 2008, an increase of $90.4 million or 16.2%, from $556.8 million at December 31, 2007. Non-interest-bearing deposits were $49.0 million at September 30, 2009 an increase of $7.3 million from December 31, 2008. During 2008, non interest bearing deposits decreased $5.4 million or 11.3% from $47.1 million at December 31, 2007. As of September 30, 2009, interest-bearing deposits increased by $9.4 million or 1.5% to $614.9 million compared to $605.5 million at December 31, 2008. In 2008, interest bearing deposits increased $95.7 million or 18.8% compared to $509.8 million at December 31, 2007.

Borrowed funds, consisting of Federal Home Loan Bank (FHLB) advances and secured borrowings, totaled $81.7 million at September 30, 2009, compared to $106.6 million at December 31, 2008, a decrease of $24.9 million or 23.4%. During 2008, total borrowings decreased by $14.7 million or 12.1% from $121.2 million at December 31, 2007.

Total shareholders’ equity was $130.2 million as of September 30, 2009 an increase of $33.5 million from $96.7 million as of December 31, 2008. Preferred equity increased by $20.5 million as a result of the issuance of 21,495 shares of preferred stock. Common equity increased by $13.0 million from December 31, 2008 to September 2009 as a result of the issuance of common stock for proceeds of $18.3 million, less the $5.0 million net loss, $0.2 preferred dividend and $0.1 million increase in other comprehensive income. Form December 31, 2007 to December 31, 2008 total shareholders’ equity decreased $27.1 million or 21.9%, from $123.8 million on December 31, 2007 to $96.7 million at December 31, 2008. The decrease is primarily the result of the net loss recorded in 2008. This decrease was partially offset by an increase in additional paid in capital of $2.3 million resulting from the vesting of options on FBG stock.

Book value per common share decreased to $7.66 at September 30, 2009, from $9.92 at December 31, 2008 and from $12.79 at December 31, 2007.

Results of Operations.

Nine months ended September 30, 2009 compared with nine months ended September 30, 2008:

We reported a consolidated net loss available to common stockholders of $5.3 million for the nine months ended September 30, 2009 compared to a net loss of $4.6 million for the nine months ended September 30, 2008. Basic and diluted losses per common share for the nine months ended September 30, 2009 were ($.43) as compared to basic and diluted losses per common share of ($.47) for the nine months ended September 30, 2008.

        The loss on average assets for the nine months ended September 30, 2009 was (0.82%) compared to a loss on average assets of (0.76%) for the nine months ended September 30, 2008. The loss on average shareholders equity was (6.54%) for the nine months ended September 30, 2009 compared to the loss on average shareholders equity of (5.01%) for the nine months ended September 30, 2008.

Our results for the nine months ended September 30, 2009 reflect a $1.1 million reduction in net interest income, an increase of $2.3 million in provision for loan losses and a reduction of $2.3 million in non interest expense compared to the nine months ended September 30, 2008. Our net interest income was reduced as a result of the rapid rate reductions in 2008 reducing our interest income on our floating rate loans more rapidly than we reduced the cost of our funding. In addition, we experienced a higher level of non accruing loans during the nine months ended September 30, 2009 further reducing the revenue we recognized. Partially offsetting these impacts was a reduction of employee compensation and benefit costs of $4.2 million, an increase in our FDIC charges of $1.1 million, including a $0.4 million special assessment, and a $1.3 million expense for the early retirement of FHLB advances.

2008 compared with 2007:

We reported a consolidated net loss of $30.2 million in 2008 compared to a consolidated net loss of $3.2 million in 2007. Basic and diluted losses per common share for 2008 were ($3.11) as compared to basic and diluted losses per common share of ($0.36) for 2007.

The loss on average assets for 2008 was (3.65%) compared to a loss on average assets of (0.48%) for 2007. The loss on average shareholders equity was (24.9%) for 2008 compared to the loss on average shareholders equity of (2.9%) for 2007.

Our 2008 results reflect an impairment charge for goodwill and other intangibles of $15.7 million, a $12.0 million provision for loan losses in addition to certain one time charges described below. In addition, the Federal Reserve’s substantial and rapid rate reductions in response to weakening economic conditions resulted in a significant negative impact on our results for 2008. In response to the deterioration in the economy, FBG initiated a plan to reduce our expenses, increase our liquidity and reduce our cost of funds. At the end of 2008, we engaged in a detailed review of our loan portfolio, which led to an increased loan loss provision related to impaired loans.

2007 compared with 2006:

We reported a consolidated net loss of $3.2 million in 2007 compared to net income of $1.4 million in 2006. Basic and diluted losses per common share for 2007 were ($0.36) as compared to basic and diluted income per common share of $0.24 and $0.23, respectively, for 2006.

The loss on average assets for 2007 was (0.48%) compared to net income on average assets of 0.33% for 2006. The loss on average shareholders equity was (2.9%) for 2007 compared to net income on average shareholders equity of 1.9% for 2006.

Our 2007 net loss resulted in large part from the full year operating loss of the de novo operations of Bank of North Florida, which commenced operations in December 2006, a $2.2 million other than temporary impairment (“OTTI”) charge taken on certain securities and the impact of investments in acquisitions, technology enhancements and branch facilities. In contrast, our 2006 results were positively impacted by the earnings from our $60 million capital raise in June 2006.

CONDENSED SUMMARY OF EARNINGS

($ in thousands, except per share amounts)

	Nine Months Ended September 30,		For The Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Interest Income	$30,745	$34,676	$45,610	$42,693	$27,382	$14,799	$6,302
Interest Expense	16,688	19,553	26,243	23,947	14,173	5,986	1,765

Net Interest Income	14,057	15,123	19,367	18,746	13,209	8,813	4,537
Provision for Loan Losses	4,581	2,278	11,966	1,590	1,107	1,228	1,294
Noninterest income	1,050	720	932	(752)	731	449	320
Noninterest expenses:	18,610	20,872	47,256	21,362	11,590	7,034	5,366

(Loss)/earnings before income tax benefit	(8,084)	(7,307)	(38,923)	(4,958)	1,243	1,000	(1,804)
Income tax benefit	3,042	2,700	8,744	1,795	189	0	0

Net Profit (Loss)	$(5,042)	$(4,607)	$(30,179)	$(3,163)	$1,432	$1,000	$(1,804)

Preferred stock dividend and discount accreted	(259)	0	0	0	0	0	0

Net loss available to common stockholders	(5,301)	(4,607)	(30,179)	(3,163)	1,432	1,000	(1,804)

(Loss)/earnings per common share - basics (2)	$(0.43)	$(0.47)	$(3.11)	$(0.36)	$0.24	$0.28	$(0.56)

(Loss)/earnings per common share - Diluted (1)(2)	$(0.43)	$(0.47)	$(3.11)	$(0.36)	$0.23	$0.28	$(0.56)

Dividends per common share	NA	NA	NA	NA	$0.33	$0.01	NA

Selected Operating Ratios:

Return on Average Assets	-0.82%	-0.76%	-3.65%	-0.48%	0.33%	0.40%	-1.33%
Return on Average Equity	-6.54%	-5.01%	-24.86%	-2.94%	1.93%	2.99%	-7.96%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	1.39%	0.03%	0.00%
Equity to Assets Ratio	14.78%	13.99%	11.26%	15.30%	19.16%	11.86%	18.60%

(1)	Diluted and basic EPS are the same for 2004, 2007, 2008 and 2009 due to the Company’s net loss position.
(2)	All amounts reflect a 2-for-1 stock exchange in 2007.

Net Interest Income.

Our earnings are dependent to a large extent on net interest income, which is the excess of the interest income recognized on earning assets such as loans and securities and the interest expense incurred on interest bearing liabilities, principally deposits and borrowings. The majority of our interest earning assets are loans, investment securities, and federal funds sold. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts (“NOW accounts”), savings deposits, and money market accounts and borrowings mostly from the FHLB. Funds held in these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them. The significance of net interest income is a function of our balances of interest earning assets and interest bearing liabilities and the impact of market rates of interest as influenced by the Federal Reserve’s monetary policy.

Nine months ended September 30, 2009 compared with nine months ended September 30, 2008:

        Net interest income decreased $1.1 million, or 7.1%, to $14.1 million for the nine months ended September 30, 2009 from $15.1 million for the nine months ended September 30, 2008. Both interest income and interest expense were reduced for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. The impact of the growth in our balance sheet was more than offset by the reduction in revenue resulting from the reduction in interest rates. Our yield on earning assets declined more rapidly than our interest expense due to the reduction of the yield on our floating rate loans and the non recognition of interest income on non accruing loans since payments received on non accruing loans are credited to loan principal. Our interest expense was also reduced for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 reflecting the reduction in interest rates. However, our interest expense declined by less than our interest income primarily as a result of the time deposit portion of our deposit base and our borrowings. Time deposits carry a fixed rate of interest to maturity and most of our borrowings also provide for a fixed rate of interest until maturity. We reduced our interest expense on borrowings through the early retirement of certain higher cost advances. In the near term, we expect our interest expense to decline more rapidly than our interest income.

2008 compared with 2007:

Net interest income increased $0.6 million, 3.3%, from $18.7 million in 2007 to $19.4 million in 2008, principally due to the growth in our balance sheet, the impact of which was nearly entirely offset by the rapid and substantial reduction of short term interest rates resulting from the Federal Reserve’s monetary policy during 2008.

2007 compared with 2006:

Net interest income increased $5.5 million, or 41.9%, from $13.2 million in 2006 to $18.7 million in 2007 principally due to the acquisitions of The Bank of Tallahassee and Cygnet Private Bank, the full year operation of our de novo bank, Bank of North Florida and the organic growth achieved by Florida Bank.

The prolonged period of exceedingly low short term interest rates promoted by the Federal Reserve has been largely reflected in the yield on our earning assets and we believe that going forward there will be less impact on interest income earnings due to interest rate reductions. Since 2008, we have been emphasizing the origination of floating rate loans with interest rate floors. Conversely, we believe the exceedingly low interest rate environment provides the opportunity to reduce our costs of funds and lengthen deposit maturities at these lower rates. Previously issued term funding instruments, primarily time deposits, are regularly maturing at rates higher than those prevailing in the market. We also retired certain high cost FHLB advances in 2008 and 2009, which further reduced our cost of funds. With these initiatives, it is anticipated that net interest income will improve in the short term, and should interest rates begin to rise, net interest income should increase modestly.

The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

($ in thousands)

	Sept 30, 2009			Sept 30, 2008			Dec 31, 2008			Dec 31, 2007			Dec 31, 2006
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Loans	$656,746	$27,768	5.65%	$644,534	$31,708	6.58%	$651,760	$41,383	6.35%	$539,655	$36,273	6.72%	$327,200	$23,288	7.12%
Securities available for sale	83,840	2,740	4.37%	50,336	1,737	4.61%	57,887	2,894	5.00%	54,781	3,113	5.68%	21,261	932	4.38%
Other interest-earning assets	78,217	237	0.41%	55,719	1,231	2.95%	55,806	1,333	2.39%	95,244	3,307	3.47%	66,515	3,162	4.75%

Total Earning Assets	818,803	30,745	5.02%	750,589	34,676	6.18%	765,453	45,610	5.96%	689,680	42,693	6.19%	414,976	27,382	6.60%

Cash & Due from Banks	5,573			12,835			11,529			3,676			3,899
Allowance For Loan Losses	(14,250)			(8,154)			(8,958)			(6,606)			(3,867)
Other Assets	56,707			57,821			59,846			26,422			14,815

Total Assets	$866,833			$813,091			$827,870			$713,172			$429,823

LIABILITIES
Demand	43,720	331	1.01%	40,336	732	2.43%	41,232	1,098	2.66%	36,155	1,100	3.04%	34,651	1,196	3.45%
Savings	11,861	102	1.15%	12,793	175	1.83%	12,209	210	1.72%	32,418	1,101	3.40%	10,609	263	2.48%
Money Market	143,479	2,084	1.94%	106,484	2,541	3.19%	104,411	2,975	2.85%	143,827	7,901	5.49%	137,404	6,680	4.86%
Time	415,039	11,503	3.71%	354,133	11,926	4.50%	368,646	16,336	4.43%	233,023	9,306	3.99%	82,525	3,447	4.18%

Total Interest Bearing Deposits	614,099	14,020	3.05%	513,746	15,374	4.00%	526,498	20,619	3.92%	445,423	19,408	4.36%	265,189	11,586	4.37%

FHLB advances	85,892	2,668	4.15%	125,412	4,179	4.46%	124,739	5,569	4.46%	103,133	4,460	4.32%	66,500	2,587	3.89%
Other borrowings	0	0	0.00%	0	0	0.00%	2,604	55	2.11%	2,365	79	3.34%	0	0	0.00%

Total Interest Bearing Liabilities	699,991	16,688	3.19%	639,158	19,553	4.09%	653,841	26,243	4.01%	550,921	23,947	4.35%	331,689	14,173	4.27%

Noninterest bearing Deposits	51,169			45,472			46,921			41,827			26,074
Other Liabilities	7,299			5,922			5,731			4,582			2,048

Total Liabilities	758,459			690,552			706,493			597,330			359,811

Total Shareholder’s Equity	108,374			122,539			121,377			115,842			70,012

Total Liabilities & Shareholder’s Equity	$866,833			$813,091			$827,870			$713,172			$429,823

Interest Rate Spread			1.83%			2.09%			1.95%			1.84%			2.33%

Net Interest Income		$14,057			$15,123			$19,367			$18,746			$13,209

Net Interest Margin			2.30%			2.69%			2.53%			2.72%			3.18%

The following table sets forth certain information regarding changes in our interest income and interest expense for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2009 and for the year ended December 31, 2008, as compared to the year ended December 31, 2007, and during the year ended December 31, 2007 as compared to the year ended December 31, 2006. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

($ in thousands)

	Sept 30, 2009 Changes from Sept 30, 2008			2008 Changes from 2007			2007 Changes from 2006
		Due to Average			Due to Average			Due to Average
	Total Change	Volume	Rate	Total Change	Volume	Rate	Total Change	Volume	Rate
Interest Earning Assets
Loans, Net	$(3,940)	$601	$(4,541)	$5,110	$7,118	$(2,008)	$12,985	$15,121	$(2,136)
Investment Securities	1,003	1,156	(153)	(219)	155	(374)	2,181	1,469	712
Other	(994)	497	(1,491)	(1,974)	(942)	(1,032)	145	1,366	(1,221)

Total:	(3,931)	2,254	(6,185)	2,917	6,331	(3,414)	15,311	17,956	(2,645)

Interest Bearing Liabilities
Demand	(401)	61	(462)	(2)	135	(137)	(96)	52	(148)
Savings	(73)	(13)	(60)	(891)	(348)	(543)	838	541	297
Money Market	(457)	883	(1,340)	(4,926)	(1,123)	(3,803)	1,221	312	909
CDs	(423)	2,051	(2,474)	7,030	6,010	1,020	5,859	6,286	(427)
Short Term Borrowings	0	0	0	(24)	(149)	125	79	0	79
FHLB advances	(1,511)	(1,314)	(197)	1,109	1,036	73	1,873	1,425	448

Total	(2,865)	1,668	(4,533)	2,296	5,561	(3,265)	9,774	8,616	1,158

Changes in Net Interest Income	$(1,066)	$586	$(1,652)	$621	$770	$(149)	$5,537	$9,340	$(3,803)

Non Interest Income.

NON INTEREST INCOME

($ in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Unrealized gain on securities held for trading	$0	$0	$0	$411	$0	$176	$133
Service charges on deposit accounts	687	667	933	515	212	80	93
Other service charges and fees	201	259	351	77	86	80	36
Income on brokered loans	0	0	6	164	261	0	0
Realized loss on securities held for trading	0	0	(182)	0	0	0	0
Gain/(loss) on sale of securities and other-than-temporary impairment	169	(713)	(656)	(2,250)	(6)	0	0
Loss on sale of foreclosed real estate	(424)	0	0	0	0	0	0
Other	417	507	480	331	178	113	58

Total noninterest income	$1,050	$720	$932	$(752)	$731	$449	$320

Non interest income on a recurring basis, is derived principally from loan and deposit fees. Securities gains or losses on securities held for sale and held for trading are also included in non interest income.

Nine months ended September 30, 2009 vs. nine months ended September 30, 2008:

Non interest income increased by $0.3 million for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. However, non interest income for the nine months ended September 30, 2009 includes a loss of $0.4 million on the disposal of real estate acquired through foreclosure and capital gains on the sale of securities of $0.2 million, while non interest income for the nine months ended September 30, 2008 includes a loss on the sale of securities of ($0.7) primarily resulting from the sale of 100% of our $2 million position in Freddie Mac preferred stock. Excluding these items, non interest income decreased by ($0.1) million the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

2008 vs. 2007:

Non interest income increased in 2008 by $1.7 million to $0.9 million compared to 2007. An increase in non interest income due to a full year of operations in 2008 of The Bank of Tallahassee and Cygnet Private Bank and also includes decreases attributable to losses on securities transactions of $0.7 million in 2008 compared to losses of $2.3 million in 2007.

2007 vs. 2006:

Non interest income decreased in 2007 by $1.5 million to ($0.8) million compared to 2006. The decrease was attributable to the loss on sale of securities and the other-than-temporary impairment.

Non Interest Expense.

NON INTEREST EXPENSE

($ in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Salaries and employee benefits	$7,770	$12,019	$15,950	$11,807	$6,552	$4,003	$3,031
Occupancy and equipment	4,213	3,858	5,576	3,838	2,073	1,187	719
Data processing	1,202	1,345	1,978	1,373	602	409	350
Stationary, printing and supplies	224	306	527	392	259	196	155
Business development	242	401	554	186	181	149	142
Insurance, including deposit insurance premium	1,824	734	1,028	520	156	128	99
Professional fees	495	806	1,244	776	516	218	36
Marketing	78	141	166	189	194	163	171
Permanent impairment of goodwill	0	0	15,331	0	0	0	0
FHLB advance prepayment penalties	1,296	0	1,184	0	0	0	0
Foreclosed real estate expense	436	30	30	0	0	0	0
Other	830	1,232	3,688	2,281	1,057	581	663

Total noninterest expense	$18,610	$20,872	$47,256	$21,362	$11,590	$7,034	$5,366

Nine months ended September 30, 2009 vs. nine months ended September 30, 2008:

Total non interest expense for the nine months ended September 30, 2009 of $18.6 million decreased by $2.3 million or 10.8% compared to $20.9 million for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, non interest expense includes $1.3 million of prepayment costs attributable to the early retirement of certain FHLB advances, and an increase of $1.1 million in FDIC assessments and $0.4 million of expenses relating to the carrying costs of real estate acquired through foreclosure. Excluding these items, non interest expense decreased by $5.1 million or 24.2% for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. Nearly all of the decrease relates to employee compensation and benefits and related costs.

2008 vs. 2007:

Total non interest expense of $47.3 million in 2008 increased $25.9 million or 121.2% from 2007 primarily due to the impairment of $15.3 of goodwill, the inclusion of full year results in 2008 of The Bank of Tallahassee and Cygnet Private Bank and other one time charges for severance and other employee related costs, lease terminations for relocated branch locations and the penalty incurred in connection with the early retirement of FHLB advances.

2007 vs. 2006:

Total non interest expense of $21.4 million in 2007 increased $9.8 million or 84.3% from 2006 primarily due to the inclusion of the partial year results of The Bank of Tallahassee and Cygnet Private Bank in 2007 in addition to an increase in operating expenses to support organic expansion.

Income Taxes.

We and our 100% subsidiaries file a consolidated income tax return (2006 to present) for federal and state purposes. Prior to 2006, we filed as a Subchapter S corporation. Our shareholders terminated the Subchapter S election effective at December 31, 2005. We have reported a cumulative tax loss through the period since our termination of our S election through September 30, 2009 and we have recorded an accumulated net tax benefit. Management monitors our deferred tax asset and as of September 30, 2009 determined that a valuation allowance against our deferred tax asset is not required. For the nine months ended September 30, 2009, we recognized an income tax benefit of $3.0 million compared to an income tax benefit of $2.7 million for the nine months ended September 30, 2008. Please see Note 13 of the December 31, 2008 Consolidated Financial Statements for further information on income taxes.

Loan Portfolio.

Our loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market areas of greater Tampa Bay, Jacksonville and Tallahassee, Florida. The table below shows our loan portfolio composition since 2004.

($ in Thousands)

	September 30,	At December 31,
	2009	2008	2007	2006	2005	2004
Commercial	$64,282	65,308	72,007	45,363	21,878	24,846
Commercial Real Estate	342,248	339,906	333,627	196,490	158,312	66,607
Residential Mortgage	226,345	242,023	196,925	128,313	104,945	62,423
Consumer Loans	18,589	20,573	19,972	4,422	3,290	1,552

Total loans	651,464	667,810	622,531	374,588	288,425	155,428

Less: Net deferred fees	(284)	(349)	(256)	(172)	(273)	(298)
Less: Allowance for loan losses	(13,649)	(17,550)	(7,699)	(4,420)	(3,313)	(2,081)

Loans, Net	$637,531	$649,911	$614,576	$369,996	$284,839	$153,049

Total loans decreased by $16.3 million, or 2.4% during the nine months ended September 30, 2009 compared to December 31, 2008. The decrease is attributable to several factors including loan payoffs as a result of our borrowers deleveraging, reduced levels of new loan demand and in some cases loan charge offs Our loan composition remains relatively consistent at September 30, 2009 compared to December 31, 2008, with residential loans comprising a slightly smaller portion of the portfolio. Total loans as of December 31, 2008 increased by $45.3 million to $668 million compared to December 31, 2007. Total loans increased $248 million in 2007 to $623 million primarily due to the acquisitions of The Bank of Tallahassee and Cygnet Private Bank in addition to organic growth. The acquisitions added approximately $129 million to total loans while the remaining $119 million was organic loan growth from Florida Bank and Bank of North Florida.

Following is a summary of the repricing distribution of certain loan categories based on remaining scheduled repayments of principal as of September 30, 2009 (in thousands):

	Repricing Period			Total
(Dollars in Thousands)	Within 1 Year	1 - 5 Years	Over 5 Years
Commercial	$48,521	$15,249	$512	$64,282
Consumer Loans	13,516	4,996	77	18,589
Residential Mortgages	126,215	73,164	26,966	226,345
Commercial Real Estate	97,034	154,392	90,822	342,248

Total	$285,286	$247,801	$118,377	$651,464

Fixed/variable repricing of loans due after one year

Loans at fixed interest rates		$185,295	$52,060
Loans at floating or adjustable interest rates		62,506	66,317

Total		$247,801	$118,377

Allowance and Provision for Loan Losses.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

As of September 30, 2009, we held an allowance for loan losses of $13.6 million, or 2.10% of total loans compared to the allowance for loan losses amounted of $17.6 million and $7.7 million at December 31, 2008 and December 31, 2007, respectively. Based on an analysis performed by management as of September 30, 2009 management considers the allowance for loan losses to be adequate to cover probable incurred credit losses in the portfolio as of that date. However, management’s judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that significant additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

As a direct result of these factors and analyses in conjunction with the sustained weakness in asset values, particularly real estate, we recorded a loan loss provision of $4.6 million for the nine months ended September 30, 2009, an increase of $2.3 million compared to the provision recorded for the nine months ended September 30, 2008. Our allowance for loan losses was $13.6 million as of September 30, 2009, which was 2.10% percent of total loans. For the year ended December 31, 2008 we recorded a loan loss provision of $12.0 million, an increase of $10.4 million in 2008 over the provision recorded in 2007 of $1.6 million. We had an allowance for loan losses of 2.63% of total loans at December 31, 2008. In 2007, we recorded a loan loss provision of $1.6 million, an increase of $0.5 million in 2007 over the provision recorded in 2006 of $1.1 million. Our allowance for loan losses was 1.24% of total loans at December 31, 2007.

The Company establishes specific reserves for impaired loans and general reserves for the remainder of the portfolio.

(in thousands)	September 30, 2009	December 31, 2008
Specific Reserves
Loans with specific reserves	$71,696	$34,849
Reserve	$6,929	$6,781
Reserve % of Loans	9.66%	19.46%

General Reserves
Loans subject to general reserve	$550,418	$628,154
Reserve	$6,720	$10,769
Reserve % of Loans	1.22%	1.67%

The Company’s reserves for loans with specific reserves were approximately $6.8 million as of December 31, 2008 and approximately $6.9 million as of September 30, 2009. The December 31, 2008 balances include three large loan relationships totaling approximately $16.3 million that carried aggregate specific reserves of approximately 21% of the aggregate loan balances of these relationships. During the nine months ended September 30, 2009, the specific reserve was reduced by approximately $8.5 million of charge-offs, including charge-offs of the specific reserves on the large relationships. Loans with specific reserves, net of charge-offs, foreclosures, sales and payoffs increased approximately $46 million from December 31, 2008 to September 30, 2009. Approximately $23.6 million of this increase were loans on income producing properties which based upon management’s valuation as of September 30, 2009, have experienced less deterioration in value relative to the related loan principal, and therefore carry a lower percentage of reserve. Management believes that the combination of the charge-offs and additions to loans with specific reserves described above have resulted in a lower aggregate specific reserve as a percentage of the loans upon which specific reserves have been established. However, the aggregate specific reserve is the result of individual loan level reserves.

The Company’s general reserve for unimpaired loans was 1.67% of subject loans as of December 31, 2008 and 1.22% of subject loans as of September 30, 2009. The decrease is primarily the result of an approximate $74 million reduction in the loan portfolio subject to the general reserve during the nine months ended September 30, 2009, of which approximately $60 million was reduced from the relatively higher risk categories. Approximately $40 million of construction and land development loans and approximately $20 million of non owner occupied commercial real estate were no longer subject to the general reserve as a result of impairment, charge-offs, foreclosures, sales and payoffs. Construction and land development, and non owner occupied commercial real estate loans together represented 25.5% of the portfolio subject to general reserve as of September 30, 2009 compared to 30.3% as of December 31, 2008. The change in the amount of loans subject to the general reserve, in addition to the loan composition of the portfolio toward lower risk loan types, resulted in a lower ratio of general reserves to subject loans. However, this impact was mitigated by the increase in the aggregate internal risk rating of the portfolio for the nine months ended September 30, 2009. Management evaluates the reserves on a regular basis to determine its adequacy.

The provision for loan losses is a charge to income in the current period to replenish the allowance and maintain it at a level that management has determined to be adequate to absorb estimated losses in the loan portfolio. Our provision for loan losses was $4.6 million and $2.3 million for the nine months ended September 30, 2009 and September 30, 2008 respectively and $12.0 million, $1.6 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. While partly related to organic loan growth of $35.3 million in 2008, the higher provisions for loan losses in 2009 and 2008 are primarily attributable to the continued contraction of residential real estate activity and the ripple effect on our local economies as well as the increase in our nonperforming loans, delinquencies and charge-offs compared to prior years. The continued local economic contraction is evidenced by increased unemployment levels in the markets in which we operate and additionally, the impact of foreclosures and distressed sales is negatively impacting the value of real estate.

Management continuously monitors and actively manages the credit quality of the loan portfolio and will continue to recognize the provision required to maintain the allowance for loan losses at an appropriate level. Due to the economic slowdown discussed above, our customers are exhibiting increasing difficulty in timely payment of their loan obligations. We believe that this trend will continue in the near term. Consequently, we may experience higher levels of delinquent and nonperforming loans, which may require higher provisions for loan losses, higher charge-offs and higher collection related expenses in future periods.

The allowance for loan losses represents management’s estimate of probable incurred credit losses in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and non-accrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

During the nine months ended September 30, 2009 and September 30, 2008 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the activity in our loan loss allowance was as follows:

($ in Thousands)

	At September 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
Balance At Beginning Of Period	$17,550	$7,699	$7,699	$4,420	$3,313	$2,081	$786
Additional due to acquisitions	0	0	0	1,629	0	0	0
Charge-Offs	(8,498)	(145)	(2,118)	(14)	0	0	0
Recoveries	16	1	3	74	0	5	0
Provision For Loan Losses	4,581	2,278	11,966	1,590	1,107	1,227	1,295

Balance At End Of Period	$13,649	$9,833	$17,550	$7,699	$4,420	$3,313	$2,081

	At September 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
Charge-Offs:
Commercial	(293)	(50)	(764)	(4)	—	—	—
Commercial Real Estate	(3,715)	—	(264)	—	—	—	—
Residential Mortgage	(4,262)	(94)	(1,083)	—	—	—	—
Consumer Loans	(228)	(1)	(7)	(10)	—	—	—

	$(8,498)	$(145)	$(2,118)	$(14)	$—	$—	$—

	At September 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
Recoveries:
Commercial	1	—	2	74	—	5	—
Commercial Real Estate	—	—	—	—	—	—	—
Residential Mortgage	14	1	—	—	—	—	—
Consumer Loans	1	—	1	—	—	—	—

	$16	$1	$3	$74	$—	$5	$—

The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

	2009		2008		2007		2006		2005		2004
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$2,920	9.87%	$1,310	9.78%	$466	11.57%	$280	12.11%	$319	7.59%	$351	15.99%
Commercial Real Estate	7,273	52.36%	12,512	50.90%	5,889	53.59%	3,307	52.46%	2,334	54.88%	1,106	42.85%
Residential Mortgage	3,216	34.92%	3,336	36.24%	1,319	31.63%	799	34.25%	611	36.39%	609	40.16%
Consumer Loans	240	2.85%	392	3.08%	25	3.21%	34	1.18%	49	1.14%	15	1.00%

Total loans	$13,649	100.00%	$17,550	100.00%	$7,699	100.00%	$4,420	100.00%	$3,313	100.00%	$2,081	100.00%

Impaired Loans

Under generally accepted account principles, a loan is impaired when, based upon current information and events, it is probable that the loan will not be repaid according to its contractual terms, including both principal and interest. Management performs individual assessments of impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent.

The following is a summary of information pertaining to impaired loans:

($ in Thousands)

	At September 30, 2009	December 31,
		2008	2007

Impaired loans without a valuation allowance	$26,253	$4,807	$0

Impaired loans with a valuation allowance	71,696	34,849	0

Valuation allowance related to impaired loans	(6,929)	(6,781)	0

Net investment in impaired loans	$91,020	$32,875	$0

Non-Performing Assets

Non-performing assets include non-accrual loans and foreclosed real estate. Non-accrual loans represent loans on which interest accruals have been discontinued. Foreclosed real estate is comprised principally of real estate properties obtained in partial or total loan satisfactions and is included in other assets at its estimated fair value less selling costs.

We discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days or sooner if current information indicates the borrower’s inability to pay, depending on the loan type, unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, all unpaid interest and fees are reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

Non-performing loans, or non accrual loans, are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

NON-PERFORMING ASSETS

($ in Thousands)

	September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004

Non-Accrual	$33,886	27,944	0	0	0	0

Restructured Loans	0	0	0	0	0	0

Total Non-Performing Loans	$33,886	$27,944	$0	$0	$0	$0

Other Real Estate Owned	7,841	1,707	0	0	0	0

Total Non-Performing Assets	$41,727	$29,651	$0	$0	$0	$0

Non-Performing Loans as a Percentage of Total Loans	5.20%	4.19%	0.00%	0.00%	0.00%	0.00%

Non-Performing Loans as a Percentage of Total Assets	3.85%	3.25%	0.00%	0.00%	0.00%	0.00%

Past Due 90 or more days and still accruing	0	0	0	0	0	0

As of Sept 30, 2009, we had $11.9 million in restructured loans that are in compliance with their modified terms. As a result, management does not consider these loans to be non-performing and have not included them in the table above.

The majority of the increase in non performing loans from September 30, 2009 to December 31, 2008 is attributable to the following loan types:

•	Non-owner occupied commercial real estate - $4.4 million, or 48.53%

•	1-4 family residential first lien - $3.6 million, or 178.08%

•	Other construction and land development $2.3 million, or 129.60%

There was a decrease in non-performing multi family residential loans of $7.7 million, or 71.04%, from September 30, 2009 to December 31, 2008.

As of September 30, 2009 non accrual loans consisted of:

In millions

Loan Type	Amount	Number of Relationships
Hotels/Motels	$8.3	3
Single Family Residential	6.4	11
Retail	5.1	2
Multi Family Residential	3.1	2
Construction & Land Development-Residential	2.9	6
Office/Warehouse	2.2	3
Other	5.8	11

Total	$33.9	38

As of September 30, 2009 the Company has other real estate owned of $7.8 million, of which $6.1 million is multi family properties comprised of 6 distinct projects.

Management believes the primary contributors to the increase in non accrual loans are the result of the downturn in the economy which has had a particular impact on certain of our borrowers in our markets which depend upon tourism, much of which is already seasonally weaker in the 2nd and 3rd quarters. The downturn in discretionary consumer spending as it relates to our lending on income producing properties such as the hotel/motel portfolio and commercial retail properties. In addition, declines in household income and a rise in unemployment have caused deterioration in the owner occupied single family residential portfolio, while the decline in real estate activity has negatively impacted our speculative residential and construction and land development loans.

Market Risk.

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit taking activities as a financial intermediary. To succeed in our capacity as a financial intermediary, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans. Changes in market interest rates may also result in changes in the fair value of our financial instruments, cash flows, and net interest income.

Interest rate risk is comprised of re-pricing risk, basis risk, yield curve risk, and options risk. Re-pricing risk arises from differences in the cash flow or re-pricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indexes, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from “embedded options” within asset and liability products as certain borrowers have the option to prepay their loans when rates fall while certain depositors can redeem their certificates of deposit early when rates rise.

We have established an Asset/Liability Committee (ALCO) for the Bank, which is responsible for the oversight of the Bank’s interest rate risk management. We have implemented an asset/liability model at the Bank to measure and evaluate the Bank’s interest rate risk. Interest rate risk measures used by us include earnings simulation, economic value of equity (EVE) and gap analysis.

At this time, we do not use derivative financial instruments for market risk management purposes.

Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE’s long-term horizon helps identify changes in optionality and longer-term positions. However, EVE’s liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. Our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. Currently, the Bank’s ALCO reviews earnings simulations over the ensuing 12 months under various interest rate scenarios. Reviewing these various measures provides us with a reasonably comprehensive view of our interest rate risk profile.

The following gap analysis compares the difference between the amount of interest earning assets (IEA) and interest bearing liabilities (IBL) subject to re-pricing over a period of time. A ratio of more than one indicates a higher level of re-pricing assets over re-pricing liabilities for the time period. Conversely, a ratio of less than one indicates a higher level of re-pricing liabilities over re-pricing assets for the time period.

As of September 30, 2009

(Dollars in Thousands)	Within 1 Year	1 To 5 Years	Over 5 Years	Total

Interest Earning Assets (IEA)

Loans	$285,286	$247,801	$118,377	$651,464
Investment Securities	29,524	37,310	30,806	97,640
Federal Funds Sold	102	0	0	102
Other	75,279	0	7,865	83,144

Total	$390,191	$285,111	$157,048	$832,350

Interest Bearing Liabilities (IBL)

Savings, Now, Money Market	$241,577	$0	$0	$241,577
Certificates of Deposit	229,673	143,004	605	373,282
Federal Home Loan Bank Advances	8,000	53,000	20,700	81,700
Short Term Borrowings	0	0	0	0

Total	$479,250	$196,004	$21,305	$696,559

Period Gap	(89,059)	89,107	135,743	135,791

Cumulative Gap	(89,059)	48	135,791

Cumulative Gap / Total Assets	-10.11%	0.01%	15.42%
IEA / IBL (Cumulative)	0.81	1.45	7.37

Liquidity.

Liquidity is the ability to provide for the cash flow requirements of deposit withdrawals, funding requirements of our borrowers, debt maturities, operating cash flows and off balance sheet obligations such as customer lines of credit.

Our primary sources of liquidity are deposits provided by commercial and retail customers. The Bank attracts these deposits by offering an array of products designed to match customer needs at rates acceptable to the Bank. Deposits can be very price sensitive; we therefore monitor the Bank’s offering rates relative to our competition and adjust our offering rates accordingly to generate larger or smaller flows of deposit funds.

In addition to local market deposits, the Bank has access to national brokered certificates of deposit markets as well as deposit subscription services. The Bank uses these alternative sources of deposits to supplement deposits particularly when these sources of deposits are less costly than the local market or in order to obtain specific funding amounts and terms that might not otherwise be available locally. These sources of deposits tend to be more price and credit sensitive and therefore the Bank has established policies to limit the amount of these types of funding sources.

As a member of the Federal Home Loan Bank of Atlanta (“FHLB”), the Bank has access to a secured borrowing facility. Loans meeting certain criteria may be pledged as collateral and are subject to advance rates established by the FHLB. Alternatively, FHLB borrowings may be secured by marketable securities, which are generally afforded higher advance rates relative to the value of the pledged collateral. FHLB advances are a useful source of funding as they offer a broad variety of terms allowing the Bank to position its funding with greater flexibility. FHLB funding is also credit sensitive and therefore the Bank has established policies to limit the amount of its utilization of this funding source.

Other sources of liquidity include balances of cash and due from banks, short-term investments such as federal funds sold, and our investment portfolio, which can either be liquidated or used as collateral for borrowings. Additionally, our correspondent banks provide unsecured federal funds lines of credit, which may be used to access short term funds.

The Bank has established contingency plans in the event of extraordinary fluctuations in cash resources.

Major sources of increases and decreases in cash and cash equivalents are as follows for the nine months ended September 30, 2009 and September 30, 2008 and for the years ending December 31, 2008, 2007 and 2006:

(Dollars in thousands)	9/30/09	9/30/08	2008	2007	2006
Provided by operating activities	$(5,409)	$(2,248)	$(2,817)	$(279)	$1,925
Used by investing activities	(28,518)	(101,987)	(77,174)	(120,078)	(108,546)
Provided by financing activities	30,290	53,719	76,840	106,992	180,403

Net (decrease) increase in cash and cash equivalents	$(3,637)	$(50,516)	$(3,151)	$(13,365)	$73,782

As of September 30, 2009, we had unfunded loan commitments and unused lines and letters of credit totaling approximately $71.9 million and as discussed in Note 14 of the Consolidated Financial Statements, the Company had unfunded loan commitments and unfunded lines and letters of credit totaling $79.2 million at December 31, 2008. We believe the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should significant funding requirements occur, the Bank has available borrowing capacity from various sources as discussed below.

The Bank has unsecured overnight federal funds purchased accommodation up to a maximum of $12.0 million from our principal correspondent bank. Further, the Bank has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. The credit availability to the Bank is based on the amount of collateral pledged and limited by a percentage of the Bank’s total assets as reported on the most recent quarterly financial information submitted to the regulators. As of September 30, 2009, we had $81.7 million of FHLB advances outstanding and $24.8 million of letters of credit used in lieu of pledging securities to the State of Florida. Our unused borrowing capacity as of September 30, 2009 was approximately $47.1 million. At December 31, 2008, in addition to $5.5 million in letters of credit used in lieu of pledging securities to the State of Florida and there was $104.7 million in advances outstanding. Borrowings are collateralized by the Bank’s qualifying one-to-four family residential mortgage, multi-family, home equity, second mortgage and certain commercial real estate loans. The amount of unused borrowing capacity at December 31, 2008 was $62.3 million.

As of September 30, 2009 our gross loan to deposit ratio was 98.0% compared to 103.1% at December 31, 2008. Our gross loan to deposit ratio was 103.1% at December 31, 2008 compared to a ratio of 111.8% at December 31, 2007. Management monitors and assesses the adequacy of our liquidity position on a daily and monthly basis to ensure that sufficient sources of liquidity are maintained and available.

Investment Activity.

Investment activities serve to enhance our liquidity position and interest rate sensitivity, while also providing a yield on interest earning assets. Securities purchased with the intent and ability to hold until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair value. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to us, as well as shareholders’ equity. A change in the value of securities held to maturity could also negatively affect the level of shareholders’ equity if there was a decline in the underlying creditworthiness of the issuers, other-than-temporary impairment is deemed or there is a change in our intent and ability to hold the securities to maturity.

As of September 30, 2009, our securities portfolio totaled $97.6 million compared to $67.7 million as of December 31, 2008, an increase of $29.9 million. For both periods, all of our securities were classified as available for sale. During 2008, securities available for sale increased by $29.2 million from December 31, 2007. During 2008, we disposed of all of our holdings of Freddie Mac preferred stock at a realized loss of approximately $853,000 and our commercial mortgage backed securities. As of December 31, 2007, we held a $6.4 million, position in a limited partnership, which was classified as a security held for trading for accounting purposes. This position was liquidated in 2008. We do not actively trade securities and do not expect to do so in the future.

The following table sets forth the carrying amount of our investment portfolio, as of September 30, 2009 and December 31, 2008, 2007, and 2006:

($ in Thousands)

	September 30, 2009	December 31,
		2008	2007	2006

Fair value of investment in:

US treasury and government	$1,001	$6,286	$13,027	$2,488

Municipal bonds	0	0	0	203

Asset backed securities	332	1,972	1,030	5,958

Corporate bonds	4,185	4,893	0	0

Mortgage backed securities	92,122	54,580	24,508	20,743

Total	$97,640	$67,731	$38,565	$29,392

Federal Reserve Bank stock	2,448	1,731	1,903	1,891

Federal Home Loan Bank stock	5,417	6,229	6,406	4,046

The following table indicates the respective maturities and weighted-average yields of securities as of September 30, 2009 and December 31, 2008:

($ in Thousands)

	30-Sep-09					31-Dec-08
	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield to Maturity or Call	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield to Maturity or Call

US Treasury and Government	$1,001	$0	$0	$0	5.29%	$3,256	$1,000	$1,019	$1,011	3.70%

Asset Backed Securities	129	68	135	0	3.57%	160	136	303	1,373	3.72%

Corporate Bonds	0	0	4,185	0	4.78%	0	2,960	1,933	0	4.73%

Mortgage Backed Securities	7,346	52,132	23,436	9,208	4.13%	2,405	36,120	1,681	14,374	3.95%

Total	$8,476	$52,200	$27,756	$9,208	4.17%	$5,821	$40,216	$4,936	$16,758	4.72%

Please see Note 1 to the December 31, 2008 Consolidated Financial Statements for a discussion on Other Comprehensive Income related to our securities classified as available-for-sale.

Securities of a single issuer that had book values in excess of 10% of our shareholders’ equity at September 30, 2009 included bonds issued by the Government National Mortgage Association (GNMA) and Federal National Mortgage Association (FNMA). This exposure includes mortgage pass through securities issued directly by these agencies as well as collateralized mortgage obligations, or CMOs, issued with GNMA or FNMA underlying securities. As of September 30, 2009, our securities portfolio had an unrealized loss of approximately $0.1 million.

Other Than Temporary Impairment (“OTTI”)

As of December 31, 2007 we owned approximately $3.5 million of private label asset backed securities at amortized cost. During 2007, these securities, which were rated AAA by either Moody’s or S&P at purchase, experienced a significant decline in market value. We utilized a discounted cash flow modeling valuation approach in order to evaluate these securities for other than temporary impairment of value. Our evaluation resulted in the recognition of an other than temporary impairment loss of $2.2 million on these securities in 2007. During 2008, the estimated fair value of certain of these securities declined further due to the occurrence of additional defaults by certain underlying issuers and changes in the cash flow and discount rate assumptions used to estimate the value of these securities and we determined that the further declines in values were other than temporary under generally accepted accounting principles. As a result, we recorded an additional $0.2 million of other than temporary impairment loss. We have not recorded any additional impairment on these securities for the nine months ended September 30, 2009. We did not record any other than temporary impairment losses in 2006.

Deposits

The Bank’s primary source of funds is deposits. Those deposits are provided by businesses, municipalities, and individuals located within the markets served by our subsidiaries.

For the nine months ended September 30, 2009, total deposits increased $16.7 million to $663.9 compared to $647.2 million as of December 31, 2008. Total deposits increased $90.4 million to $647.2 million at December 31, 2008, compared to December 31, 2007.

As of September 30, 2009 and 2008 and December 31, 2008, 2007, and 2006, the distribution by type of our deposit accounts was as follows:

($ in thousands)

	Sept 30, 2009		Sept 30, 2008		Dec 31, 2008		Dec 31, 2007		Dec 31, 2006
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing accounts	$51,169	0.00%	$45,472	0.00%	$46,921	0.00%	$41,827	0.00%	$26,074	0.00%

Interest bearing accounts
Savings, Now and MMKT	199,060	1.69%	159,613	2.89%	157,852	2.71%	212,400	4.76%	182,664	4.46%
CDs	415,039	3.71%	354,133	4.50%	368,646	4.43%	233,023	3.99%	82,525	4.18%

Total Interest Bearing Deposits	614,099	3.05%	513,746	4.00%	526,498	3.92%	445,423	4.36%	265,189	4.37%

Average Total Deposits	$665,268	2.82%	$559,218	3.68%	$573,419	3.60%	$487,250	3.98%	$291,263	3.98%

Brokered deposits included in total deposits	$72,543		$87,910		$112,687		$67,820		$0

Brokered deposits as a percentage of total deposits	10.90%		15.72%		19.65%		13.92%		0.00%

As of December 31, 2008 certificates of deposit of $100,000 or more mature as follows:

(Dollars in thousands)	Amount	Weighted Average Rate
Up to 3 months	$16,469	3.36%
3 to 6 months	16,458	3.48%
6 to 12 months	58,184	3.89%
Over 12 months	55,431	4.60%

Total	$146,542	4.05%

As of September 30, 2009 certificates of deposit of $100,000 or more mature as follows:

(Dollars in thousands)	Amount	Weighted Average Rate
Up to 3 months	$32,156	3.13%
3 to 6 months	29,462	3.08%
6 to 12 months	36,187	2.76%
Over 12 months	54,094	3.34%

Total	$151,899	3.11%

Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Capital Resources.

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

As of September 30, 2009 and December 31, 2008, we exceeded the levels of capital required in order to be considered “well capitalized” by the regulatory authorities. The basic measures of capitalization applied by the regulatory authorities are provided below as of September 30, 2009 and December 31, 2008 for the Company and the Bank:

	As of		As of		Minimum to be
	September 30, 2009		December 31, 2008		Well Capitalized
Total Risk Based Capital - Company Total Risk Based Capital - Bank	17.85 14.20	% %	13.15 11.14	% %	n/a 10.00%

Tier One Risk Based Capital Ratio - Company Tier One Risk Based Capital Ratio - Bank	16.59 12.94	% %	11.88 9.87	% %	n/a 6.00%

Tier One Leverage Ratio - Company Tier One Leverage Ratio - Bank	12.95 10.08	% %	9.59 7.96	% %	n/a 5.00%

In June 2009, we issued 4,584,756 shares of common stock through a rights offering solely to existing shareholders for proceeds of $18.3 million.

On July 24, 2009, we issued 20,471 shares of Series A preferred stock, par value of $.01 per share, and 1,024 shares of Series B preferred stock, par value of $.01 per share, to the U.S. Treasury for proceeds of $20.5 million under the U.S. Treasury’s Capital Purchase Program. The terms of the Series A preferred stock require quarterly dividend payments of 5% of the outstanding principal during the first five years the issue is outstanding after which the dividend rate increases to 9%. The terms of the Series B require quarterly dividend payments of 9% of the outstanding principal.

The Series A preferred stock discount and the Series B preferred stock premium were allocated based upon the relative fair values of the issues. The premium is being amortized and the discount is being accreted over a five year period.

In connection with our acquisition of The Bank of Tallahassee in 2007, we the Company entered into a Put and Call Option Agreement (the “Option Agreement”) with The Bank of Tallahassee shareholders receiving shares of common stock in the merger transaction. The Option Agreement gives certain rights to both the shareholder and to the Company. The shareholder has the option, for a period of 90 days following the publication by the Company of its audited financial statements for its year ended December 31, 2009 (the “Shareholder Put Period”), to sell to the Company all or a portion of the shares of the Company stock owned or controlled by such shareholder (“Shareholder Stock”), and the Company has agreed to purchase the number of shares that the shareholder desires to sell. The put price of the shares shall be the greater of: (1) 1.5 times the tangible book value per share as of December 31, 2009 or (2) $16.50 per share. For a period of thirty days following the expiration of the Shareholder Put Period, the Company has the right to elect to purchase from the shareholders all or any portion of the Shareholder Stock and each shareholder has agreed to sell such number of shares as the company desires to purchase. The call price of the shares shall be the lesser of: (1) 2.0 times the tangible book value per share as of December 31, 2009, or (2) $30.00 per share.

The Option Agreement terminates upon the occurrence of the earlier of: (i) bankruptcy, receivership, or dissolution of the company, (ii) the closing of a change of control of the Company (as defined in the Option Agreement), (iii) the Company becoming subject to the reporting requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, as amended, or (iv) the expiration of the time period for the Company to exercise its purchase rights.

The number of shares outstanding that were issued to The Bank of Tallahassee shareholders is 244,469 as of December 31, 2008.

We believe that our capital is adequate in the near term. However, if we incur significant operating losses or we grow our assets faster than our current plans, we may need to obtain additional capital to support our business plans and operations.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so. We are precluded from paying common dividends while the preferred stock issue described above remains outstanding.

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of the Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Inflation.

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail above.

Off-Balance Sheet Arrangements.

We do not currently have any off-balance sheet arrangements, other than approved and unfunded loans and letters of credit to our customers in the ordinary course of business.

Accounting Policies.

Critical Accounting Policies.

Allowance for Loan Losses.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans; however the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures.

Income Taxes.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

The realization of deferred tax assets associated with the net operating loss carry forward, which expires in the years 2027, 2028, and 2029, as well as other deductible temporary differences is dependent upon generating sufficient future taxable income.

Other Than Temporary Impairment

Impairment of investment securities results in a write-down that must be included in net income when a market decline below cost is other-than-temporary. We regularly review each investment security for impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer(s) and our ability and intention with regard to holding the security to maturity

Recent Accounting Pronouncements.

Effect of New Pronouncements.

Business Combinations. On January 1, 2009, we adopted a new standard that requires, among other things, the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The adoption of this statement had no effect on our financial statements.

Noncontrolling Interest in Consolidated Financial Statements. On January 1, 2009, we adopted a new standard the objective of which is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. The adoption of this standard had no effect on our financial statements.

Disclosures about Derivative Instruments and Hedging Activities. On January 1, 2009, we adopted a new standard that, among other things, provides for enhanced disclosures about how and why an entity uses derivatives and how and where those derivatives and related hedged items are reported in the entity’s financial statements. We currently does not engage in trading or hedging activities, nor does it invest in interest rate derivatives or enter into interest rate swaps. The adoption of this standard had no effect on our financial statements.

Subsequent Events. On January 1, 2009, we adopted a new standard that establishes accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognitions or disclosure in the financial statements (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no effect on our financial statements.

Accounting for Transfers of Financial Assets. This new standard, which will be effective January 1, 2010 enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This new standard is not expected to have a significant impact on our financial statements.

Consolidation of Variable Interest Entities. This new standard, which will be effective January 1, 2010 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The standard requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. This standard is not expected to have a significant impact on our financial statements.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. On September 30, 2009, we adopted a new standard that makes the Financial Accounting Standards Board’s Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the Codification is superseded and deemed non-authoritative. The Codification does not change or alter existing GAAP and, therefore, the adoption of this standard had no effect on our financial statements, other than to eliminate previous references to accounting pronouncements that are no longer applicable as result of this new scheme.

Impairment. On January 1, 2009, we adopted a new standard the objective of which is to achieve more consistent determinations of whether an other-than-temporary impairment has occurred. The adoption of this standard had no effect on our financial statements.

Fair Value Measurements and Impairments of Securities. On June 30, 2009, we adopted a new accounting standard that provides additional application guidance and enhances disclosures regarding fair value measurements and impairments of securities, clarity and consistency in accounting for and presenting impairment losses on securities. The standard gives guidance for determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. It also relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of a year. The standard now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. Guidance on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The standard also requires increased and timelier disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The adoption of this standard as of June 30, 2009 had no impact on the Company’s financial statements.

ITEM 3.	PROPERTIES

The Bank currently operates 16 full service banking centers in the markets in which it operates. The following table sets forth certain information for each of our offices:

Office Name	County	Leased/ Owned	Date Opened	Total Deposits at September 30, 2009 (dollars in thousands)	Total Deposits at December 2008 (dollars in thousands)
34th Street	Pinellas	Owned	June-98	$29,597	$30,446
Carriage Gate	Leon	Leased	November-01	23,280	23,425
Downtown Jacksonville	Duval	Leased	December-06	32,236	26,468
Downtown Sarasota	Sarasota	Leased	January-08	8,912	17,782
Downtown St. Petersburg	Pinellas	Leased	April-05	40,506	42,588
Downtown Tampa (Main Office)	Hillsborough	Leased	May-04	219,738	296,172
Eastlake	Pinellas	Leased	May-08	16,832	18,572
Himes	Hillsborough	Owned	February-05	20,621	24,949
Kerry Forest	Leon	Owned	August-05	25,453	13,667
Miracle Plaza	Leon	Leased	December-05	20,425	9,384
North Tampa	Hillsborough	Leased	November-06	44,222	22,450
Ortega	Duval	Owned	April-09	16,149	0
Pasadena	Pinellas	Leased	July-1985	86,561	77,932
Ponte Vedra	St. Johns	Owned	August-08	30,906	22,468
South Tampa	Hillsborough	Leased	November-05	42,917	17,966
University Parkway	Manatee	Owned	November-08	5,529	2,940

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2009, the number of shares of our common stock beneficially owned by each person known by us to be the beneficial owner of more than 5.0% of our common stock, along with the name and shareholdings of each of our executive officers and directors, and finally by all executive officers and directors as a group. Unless otherwise stated, each person has sole voting and investment power with respect to the shares set forth in the table.

Percentage of Outstanding Common Stock Owned (1) (2)

Beneficial Owner	Shares	Percentage(3)
John R. Byers	123,371	*
N. Troy Fowler(4)	72,396	*
John R. Garthwaite(5)	44,196	*
Thomas E. Gibbs(6)	166,452	1.2%
Paul Johan(7)	257,057	1.8%
Lewis S. Lee, Jr.(8)	67,108	*
D. Scott Luttrell(9)	1,093,609	7.6%
F.C. Nixon(10)	21,741	*
Kathryn Pemble	96,482	*
Robert Rothman(11)	4,067,435	28.2%
Lisa Smithson(12)	17,258	*
Stephen B. Stagg(13)	42,550	*
Charles Tomm(14)	66,288	*

All Officers and Directors as a Group (13 persons)	6,135,943	41.85%

(1)	All entries based on information provided to us by our directors and executive officers.

(2)	For purposes of this table, a person is considered to beneficially own shares of common stock if he or she directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he or she has the right to acquire the shares under options that are exercisable currently or within 60 days of September 30, 2009. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person. The shares for each of the persons listed on the table include the following stock options (exercisable within 60 days of September 30, 2009):

Name	Stock Options
John R. Byers	15,000
N. Troy Fowler	15,000
John R. Garthwaite	22,500
Thomas E. Gibbs	22,500
Paul Johan(a)	7,500
Lewis S. Lee, Jr.	15,000
D. Scott Luttrell	7,500
F.C. Nixon	12,500
Kathryn Pemble	77,500
Robert Rothman	107,500
Lisa Smithson	7,500
Stephen B. Stagg	7,500
Charles Tomm	15,000

(a) Stock options held by Ballast Point Ventures, L.P.

(3)	An asterisk in this column means that the respective director or executive officer is the beneficial owner of less than 1% of our common stock.
(4)	Includes 15,577 shares held jointly with his spouse.
(5)	15,396 shares are pledged as security.
(6)	Includes 36,000 shares held by Golden Rule FBGI, LLC. 100,000 shares are pledged as security.
(7)	Includes 236,890 shares held by Ballast Point Ventures, L.P. and 12,667 shares held by Ballast Point Ventures EF, L.P.
(8)	Includes 47,583 shares held by his spouse, as to which he disclaims beneficial ownership.
(9)	Includes 62,832 shares held by LCM Group Inc. Employee Profit Sharing Plan, 514,775 shares held by 316 Capital, LLC and 508,502 shares held by D. Scott Luttrell Living Trust.
(10)	Includes 9,241 shares held jointly with his spouse.
(11)	Includes 12,500 shares held by Allison Marla Rothman 1992 Trust and 3,697,435 shares held by Robert Rothman Revocable Trust. Also includes 250,000 shares held by Robert Rothman 2006 GST Exempt Family Trust, as to which he disclaims beneficial ownership.
(12)	Includes 9,002 shares held by Lisa Smithson Revocable Trust.
(13)	Includes 10,591 shares held in his IRA and 24,459 shares held jointly with his spouse. 7,000 shares are pledged as security.
(14)	Includes 37,918 shares held jointly with his spouse.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Our Board of Directors consists of 10 individuals, each of whom serves until the next annual meeting of our shareholders. Our directors and executive officers are as follows:

Name	Age	Position

John R. Byers	54	Director (1) (2)
N. Troy Fowler	47	Director (3) (4) (6)
John R. Garthwaite	46	Executive Vice President – Chief Financial Officer & Chief Investment Officer
Thomas E. Gibbs	56	Director (5) (6)
Paul Johan	43	Director (3) (5)
Lewis S. Lee, Jr.	51	Director (2)
D. Scott Luttrell	54	Director (3) (4) (5)
F.C. Nixon	66	Director(6)
Kathryn Pemble	44	Senior Executive Vice President – Chief Credit Officer (3) (6)
Robert Rothman	56	Chairman and Chief Executive Officer (4)
Lisa Smithson	53	Director (1) (2) (6)
Stephen B. Stagg	41	President (3) (6)
Charles Tomm	63	Director (1) (6)

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Asset and Liability Committee
(4)	Member of Executive Committee
(5)	Member of Nominating Committee
(6)	Member of Loan Committee

John R. Byers has served as a director of Florida Bank Group, Inc. since April 2006 and of Florida Bank since April 2009. Mr. Byers is President and Chief Executive Officer and a Director of FPIC Insurance Group, Inc., a publicly traded company listed on NASDAQ. He joined FPIC Insurance Group, Inc. in January 1999 as Executive Vice President and General Counsel. In June 1999, he became the Company’s Chief Operating Officer. He was elected as the interim Chief Executive Officer and as a Director of the Company in July 2000 and as President and Chief Executive Officer of the Company in September 2000. He graduated from Clemson University in 1977 with high honor and received his Juris Doctorate degree from Vanderbilt University in 1980.

N. Troy Fowler is Vice Chairman of the Board of Florida Bank Group, Inc. He has served as a director of Florida Bank Group since April 2004 and a director of Florida Bank since April 2008. Mr. Fowler is a private investor and business consultant with previous executive management roles in commercial banking and human resource outsourcing. Mr. Fowler was one of the founders of Agency Solutions International, Inc. d/b/a Advantec. He currently serves on the governance board of the Tampa Metropolitan Area YMCA and served as Chairman for 3 years ending in 2008. He graduated from the University of Alabama with undergraduate and graduate degrees in finance.

John R. Garthwaite is Executive Vice President and has served as Chief Financial Officer since April 2008. He joined Florida Bank Group, Inc. in January 2007 as Chief Development Officer. He also served as a director of Florida Bank from June 2004 to April 2009. From 2002 to April 2006, he served as the Chief Financial Officer of LCM Group, Inc. in Tampa, Florida. LCM Group is a privately held investment management firm specializing in alternative assets including hedge funds, real estate and private equity. From 1987 to 2001, Mr. Garthwaite was with Consolidated International Group, Inc., which primarily operated in the insurance business in Europe and North America. He received his B.S. in Economics from the Wharton School of the University of Pennsylvania.

Thomas E. Gibbs has served as a director of Florida Bank Group, Inc. since January 2002 and of Florida Bank since April 2009. Mr. Gibbs was the founding partner of Dewey & LeBoeuf’s Florida office in 1986, where he practiced until May 2008. In May 2008, Mr. Gibbs became a partner with Fowler, White & Boggs law firm, where he serves as head of the corporate practice group. Mr. Gibbs obtained a B.A. Degree in Philosophy from the University of Florida and a Juris Doctor Degree from Franklin Pierce Law Center.

Paul C. Johan has served as a director of Florida Bank Group, Inc. since July 2006. Mr. Johan is a Partner with Ballast Point Ventures, which he co-founded in 2001. Ballast Point Ventures is a venture capital firm with $180 million under management focused on Florida, the Southeastern United States and Texas. Prior to co-founding Ballast Point Ventures in 2001, Mr. Johan was a Vice President in the Telecommunications Group and the Mergers and Acquisitions Group within the Investment Banking Department of Raymond James. He graduated from Emory University in 1988 with a B.A. and from the Darden Graduate School of Business at the University of Virginia in 1994 with a M.B.A.

Lewis S. Lee, Jr. has served as a director of Florida Bank Group, Inc. since September 2007 and Florida Bank since April 2009. Since November 2004, Mr. Lee has served as the President of Estabrook Capital Management LLC, a Ponte Vedra Beach, Florida based money management firm. Prior to joining Estabrook, he was a Managing Director at Merrill Lynch, based in London, Bangkok and then Singapore. Most recently, Mr. Lee was the head of Corporate Finance for Asia and the Chairman of the Asia Equity Commitment Committee. He graduated from Dartmouth College in 1979 with an A.B. and from the Columbia University School of Law with a J.D. in 1983.

D. Scott Luttrell has served as a director of Florida Bank Group, Inc. since February 2004. In April 1988, Mr. Luttrell founded and is CEO of LCM Group, Inc., a Tampa, Florida based investment company specializing in funds management and financial consulting services in the alternative asset sector, including private equity, hedge fund and real estate. Mr. Luttrell served from 1991 through 2000 as Principal and Senior Officer of Caxton Associates, a New York based diversified investment firm. Mr. Luttrell received his degree in Business Administration/Finance from Southern Methodist University in Dallas, Texas.

F. C. (Nick) Nixon has served as a director of Florida Bank Group, Inc. since May 2007 and of Florida Bank since April 2009. Mr. Nixon served as the Chief Executive Officer of The Bank of Tallahassee since January 2003 until it merged with Florida Bank in March 2009. Previously Mr. Nixon served as President and Chief Executive Officer of First Bank Holding Company (Tallahassee) from 1990 to 2000, when it was merged with SouthTrust Corporation. Mr. Nixon attended Florida State University and received a graduate banking degree from the Louisiana State University School of Banking of the South.

Kathryn (Katie) Pemble is Senior EVP and has served as Chief Credit Officer of Florida Bank and Florida Bank Group since November 2009. Ms. Pemble joined Florida Bank in February 2004 as the Chief Operating Officer and served as President and CEO from October 2007 through August 2009. She has served as a director of Florida Bank since February 2004. From 1987 through 2004, Ms. Pemble was at Bank of America where she served as Pinellas County President from March 2002 to February 2004. Ms. Pemble holds a finance degree from the University of Florida.

Robert Rothman is Chairman of the Board and Chief Executive Officer of Florida Bank Group, Inc. He has been Chairman since January 2002 and CEO since October 2008. From 1987 to 1999 Mr. Rothman served as Chairman and CEO of Consolidated International Group, a multinational financial services company which primarily operated in the insurance business. Mr. Rothman received his MBA degree in Finance from the University of Chicago Graduate School of Business and his BA degree in Economics from Queens College. He currently serves as a director of CBeyond Corporation, publicly traded company listed on NASDAQ (CBEY); Chairman of the Board of the H. Lee Moffitt Cancer Center & Research Institute; and a member of the Advisory Council for the University of Chicago Booth School of Business.

Lisa Smithson has served as a director of Florida Bank since March 2004 and as a director of Florida Bank Group since October 2009. She has been a managing partner of ls and company, a local accounting firm since founding it in 1991. Ms. Smithson has been the interim CFO to Security Point Media, LLC since January 2007. Ms. Smithson is both a licensed Certified Public Account and Certified Financial Planner. She is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. Ms. Smithson received her B.A. degree from the University of South Florida.

Stephen B. Stagg has served as President of Florida Bank Group, Inc. since July 2009 and President of Florida Bank since September 2009. He has served as a director of Florida Bank since March 2004. Prior to joining Florida Bank Group, from November 2006 to June 2009, he was the Chief Financial Officer and Development Partner of Harrod Properties, a full service commercial real estate management and development company headquartered in Tampa, FL. Prior to Harrod, from January 2003 to November 2006, Steve was Executive Vice President and Director of Corporate Development for Florida Bank. He earned a business degree from the University of Florida and an MBA with distinction from the University of Pennsylvania’s Wharton School in 2000, where he was a Palmer Scholar.

Charles B. Tomm has served as a director of Florida Bank Group, Inc. since September 2007 and Florida Bank since April 2009. In January 2009, Mr. Tomm became President and Chief Executive Officer of The Brumos Companies in Jacksonville, Florida. He was President & COO of Coggin AutoGroup in Jacksonville, Florida from 1997-2003 and President & CEO of Coggin/Courtesy AutoGroup in Jacksonville and Tampa, Florida, from 2003-November 2008. He was a member of the Board of Directors of the parent company of Coggin/Courtesy, Asbury Automotive Group Inc. (NYSE) from 2000-2002 and from May 2005 until July 2007. Mr. Tomm received his BS and law (JD) degrees from Washington & Lee University and his master of laws (LLM-Taxation) degree from New York University.

ITEM 6.	EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table shows compensation information for our principal executive officers and our four most highly compensated executive officers as of December 31, 2008 and December 31, 2007. We refer to each of the individuals named in the table below as the named executive officers in 2008.

Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	All Other Compensation (5) ($)	Total ($)

Robert Rothman Chairman and Chief Executive Officer (3)	2008	0	0	0	0	0	0
	2007	0	0	0	88,993	0	88,993

Corey Coughlin President (4)	2008	250,000	0	0	0	10,894	260,894
	2007	177,083	150,000	0	92,156	3,467	422,706

John Garthwaite Chief Financial Officer	2008	148,167	10,000	0	0	5,217	163,384
	2007	112,500	0	5,750	0	5,156	123,406

Katie Pemble President, Florida Bank	2008	205,000	15,000	0	0	24,239	244,239
	2007	176,644	47,000	6,900	0	15,989	246,533

F.C. Nixon Chief Executive Officer, The Bank of Tallahassee	2008	169,600	10,000	0	0	21,423	201,023
	2007	105,833	3,500	0	8,861	9,487	127,681

J. Stewart Baker, III President, Florida Bank of Jacksonville	2008	169,208	10,000	60,000	0	26,229	265,437
	2007	184,167	25,000	1,150	0	27,280	237,597

(1)	Refer to the Company’s financial statements, footnotes 1 on page F-13 and 5 on page F-52 for an explanation of the assumptions made in the valuation of stock awards.
(2)	Options issued in 2007 were valued at $3.19 for Robert Rothman and Corey Coughlin, and $2.36 for F.C. Nixon.
(3)	Robert Rothman was appointed Chief Executive Officer in October 2008.
(4)	Corey Coughlin served as Chief Executive Officer until 2008.
(5)	The amounts reported reflect, for each executive officer, the incremental cost to us of all perquisites and other personal benefits. The following table outlines those (i) perquisites and other personal benefits and (ii) additional all other compensation required by SEC rules to be separately quantified.

Name	Year	Club Dues ($)	401(k) Match ($)	Life Insurance Premiums ($)	Automobile Allowance (1) ($)	Total Other Compensation ($)
Robert Rothman	2008	0	0	0	0	0
	2007	0	0	0	0	0
Corey Coughlin	2008	0	7,294	0	3,600	10,894
	2007	0	1,667	0	1,800	3,467
John Garthwaite	2008	0	5,217	0	0	5,217
	2007	0	5,156	0	0	5,156
Katie Pemble	2008	4,069	11,000	770	8,400	24,239
	2007	4,055	8,539	770	2,625	15,989
F.C. Nixon (2)	2008	4,760	8,980	2,883	4,800	21,423
	2007	4,876	2,606	2,005	0	9,487
J. Stewart Baker, III	2008	10,069	8,960	0	7,200	26,229
	2007	9,622	10,458	0	7,200	27,280

(1)	Amount reported reflects the value of the personal use of a company car.
(2)	F.C. Nixon was paid out of The Bank of Tallahassee prior to May 1, 2007 when Florida Bank Group acquired the company. Florida Bank Group filed a consolidated W2 for Mr. Nixon in 2007. The consolidated W2 includes a change of control payment of $375,000 and a stock award of $24,750, both paid by The Bank of Tallahassee. In May, Mr. Nixon’s salary was increased $10,000 due to the merger.

We have entered into a written employment agreement with each of the above named executive officers, with the exception of Robert Rothman and John Garthwaite.

Corey Coughlin

On April 16, 2007, Florida Bank Group entered into an Employment Agreement with Mr. Coughlin. His agreement is for an initial three year period after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $250,000. Mr. Coughlin is entitled to bonuses as determined by the Board of Directors. Mr. Coughlin received an initial signing bonus of $150,000.

Mr. Coughlin is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

•	Up to four (4) weeks vacation;

•	Reimbursement of monthly club dues, assessments and expenses, and any other reasonable expense incurred in connection with his employment; and

•	Use of a company automobile.

Pursuant to his employment agreement, Mr. Coughlin received an Incentive Stock Option (ISO) grant of 100,000 shares of Florida Bank Group stock with an exercise price of $16.50 per share. In addition, Mr. Coughlin also received a stock option grant in the amount of 7,500 shares with an exercise price of $16.50 per share for each subsidiary Board Mr. Coughlin serves on. Mr. Coughlin served on four (4) subsidiary Boards.

Mr. Coughlin is entitled to certain severance benefits if his employment is terminated upon a change in control or if we terminate his employment without cause or if he resigns for good reason. We discuss the definition of cause and good reason, as well as the severance benefit below.

In compliance with the U.S. Department of Treasury’s Troubled Asset Relief Program- Capital Purchase Program (the TARP Program) Mr. Coughlin’s Employment Agreement was amended on July 24, 2009 to prohibit certain payments, compensation or other benefits in order to ensure that his arrangement conforms to the terms and restrictions under the TARP program, during the period that TARP funding remains outstanding, to the extent the restrictions do not survive the repayment of the TARP preferred stock.

Katie Pemble

On November 1, 2008, Florida Bank Group entered into an Employment Agreement with Ms. Pemble. Her agreement is for a period of two (2) years and eight (8) months, after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $205,000. Ms. Pemble is entitled to bonuses as determined by the Board of Directors.

Ms. Pemble is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

•	Up to four (4) weeks vacation;

•	Reimbursement of monthly club dues, assessments and expenses, and any other reasonable expense incurred in connection with her employment; and

•	A monthly automobile allowance.

Ms. Pemble is entitled to certain severance benefits if her employment is terminated upon a change in control or if we terminate her employment without cause or if she resigns for good reason. We discuss the definition of cause and good reason, as well as the severance benefit below.

In compliance with the U.S. Department of Treasury’s Troubled Asset Relief Program- Capital Purchase Program (the TARP Program) Ms. Pemble’s Employment Agreement was amended on July 24, 2009 to prohibit certain payments, compensation or other benefits in order to ensure that his arrangement conforms to the terms and restrictions under the TARP program, during the period that TARP funding remains outstanding, to the extent the restrictions do not survive the repayment of the TARP preferred stock.

F. C. Nixon

On April 30, 2008, Florida Bank Group entered into an Employment Agreement with Mr. Nixon. His agreement is for a period of two (2) years and eight (8) months, after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $169,600. Mr. Nixon is entitled to bonuses as determined by the Board of Directors.

Mr. Nixon is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

•	Up to four (4) weeks vacation;

•	Reimbursement of monthly club dues, assessments and expenses, and any other reasonable expense incurred in connection with his employment; and

•	A monthly automobile allowance.

Mr. Nixon is entitled to certain severance benefits if his employment is terminated upon a change in control or if we terminate his employment without cause or if he resigns for good reason. We discuss the definition of cause and good reason, as well as the severance benefit below.

In compliance with the U.S. Department of Treasury’s Troubled Asset Relief Program- Capital Purchase Program (the TARP Program) Mr. Nixon’s Employment Agreement was amended on July 24, 2009 to prohibit certain payments, compensation or other benefits in order to ensure that his arrangement conforms to the terms and restrictions under the TARP program, during the period that TARP funding remains outstanding, to the extent the restrictions do not survive the repayment of the TARP preferred stock.

J. Stewart Baker, III

On November 14, 2008, Florida Bank Group entered into an Employment Agreement with Mr. Baker. His agreement is for a period of one (1) year and nine and a half (9.5) months, after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $150,000. Mr. Baker is entitled to bonuses as determined by the Board of Directors.

Mr. Baker is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

•	Up to four (4) weeks vacation;

•	Reimbursement of monthly club dues, assessments and expenses, and any other reasonable expense incurred in connection with his employment; and

•	A monthly automobile allowance.

Mr. Baker is entitled to certain severance benefits if his employment is terminated upon a change in control or if we terminate his employment without cause or if he resigns for good reason. We discuss the definition of cause and good reason, as well as the severance benefit below.

In compliance with the U.S. Department of Treasury’s Troubled Asset Relief Program- Capital Purchase Program (the TARP Program) Mr. Baker’s Employment Agreement was amended on July 24, 2009 to prohibit certain payments, compensation or other benefits in order to ensure that his arrangement conforms to the terms and restrictions under the TARP program, during the period that TARP funding remains outstanding, to the extent the restrictions do not survive the repayment of the TARP preferred stock.

Pension Benefits

We do not provide any pension benefits.

Other Post-Employment Compensation

We do not provide any post employment compensation other than that discussed above and usual and customary separation payments in the normal course of business.

Involuntary Not For Cause Termination or Termination for Good Reason

Corey Coughlin

Mr. Coughlin will be entitled to continuation of current salary for the remainder of the employment term under his Employment Agreement or a period of no less than twelve (12) months. Current salary is defined as the base salary amount on the date of termination.

A termination is for cause if it is for any of the following reasons:

•	He commits an act of fraud on the Company, a member of the Employer Group, as defined in the Employment Agreement, or the Company’s shareholders in connection with the performance of his duties,

•	He is convicted of a felony or violation of any criminal statute of any jurisdiction for which imprisonment of three months or more may be imposed,

•	His gross negligence or intentional misconduct in the performance of his duties, or

•	Any serious or continuing breach of any material term of his Employment Agreement or any other written agreement between him and the Company.

Mr. Coughlin shall be deemed to have been terminated by the Company (and not voluntarily) if he elects to discontinue his employment with the Company because:

•	He is assigned duties or responsibilities inconsistent with his position or has any material reduction in his responsibilities, duties or authority, or

•	We fail to pay Mr. Coughlin any base salary or other compensation within 30 days of the date such compensation is due.

Katie Pemble

Ms. Pemble will be entitled to continuation of current base salary as of the date of the delivery of written notice of termination, for a period of eighteen (18) months. Ms. Pemble is also entitled to reimbursement of Cobra premiums she incurs to continue insurance for herself and her dependants for the eighteen (18) month severance period.

A termination is for cause if it is for any of the following reasons:

•

She commissions an act of fraud or misrepresentation on the Company, a member of the Employer Group, as defined in the Employment Agreement, any investor, client, or customer, or any of the Company’s directors or shareholders in connection with the performance of her duties,

•	Her conviction of a felony under any criminal statute of any jurisdiction for which imprisonment of three months or more may be imposed, or any crime involving dishonesty or moral turpitude,

•	Her insubordination, gross negligence or intentional misconduct in the performance of her duties,

•	Any serious breach or continuing breach of any material term of her employment agreement or any other agreement between Ms. Pemble and Employer Group, as defined in the Employment Agreement,

•	She commits theft or embezzlement,

•	If she currently uses any illegal drug or excessive use of alcohol on the job,

•	Her breach of fiduciary duty,

•

Her breach of duty of loyalty to the Company through appropriation or attempted appropriation of opportunities for her own advantage or through other conflicts of interest whereas Ms. Pemble acts for her own personal benefit,

•	Omissions by Ms. Pemble which are materially and demonstrably injurious to the Company, or could reasonable be expected to adversely affect the business or reputation of the Company,

•	She defaults on a loan issued by Employer Group, as defined in the Employment Agreement.

F.C. Nixon

Mr. Nixon will be entitled to continuation of current base salary as of the date of the delivery of written notice of termination, for a period of eighteen (18) months.

A termination is for cause if it is for any of the following reasons:

•

He commits an act of fraud or misrepresentation on the Company, a member of the Employer Group, as defined in the Employment Agreement, any investor, client, or customer, or any of the Company’s directors or shareholders in connection with the performance of his duties,

•	His conviction of a felony under any criminal statute of any jurisdiction for which imprisonment of three months or more may be imposed, or any crime involving dishonesty or moral turpitude,

•	His gross negligence or intentional misconduct in the performance of his duties,

•	Any serious breach or continuing breach of any material term of his Employment Agreement or any other agreement between Mr. Nixon and Employer Group, as defined in the Employment Agreement,

J. Stewart Baker, III

Mr. Baker will be entitled to continuation of current salary for the remainder of the employment term, under his Employment Agreement, or a period of no less than twelve (12) months. Current salary is defined as the base salary amount on the date of termination.

A termination is for cause if it is for any of the following reasons:

•	He commits an act of fraud on the Company, a member of the Employer Group, as defined in the Employment Agreement or its shareholders in connection with the performance of his duties,

•	He is convicted of a felony or violation of any criminal statute of any jurisdiction for which imprisonment of three months or more may be imposed,

•	His gross negligence or intentional misconduct in the performance of his duties,

•	Any serious or continuing breach of any material term of his Employment Agreement or any other written agreement between him and the Company,

•	Failure to substantially perform his duties under his Employment Agreement or any other written agreement between Employee and the Company,

•	Theft or embezzlement committed by him,

•	Mr. Baker’s current use of any illegal drug or excessive use of alcohol on the job,

•

Mr. Baker’s breach of duty of loyalty to the Company through appropriation or attempted appropriation of opportunities for his own advantage or through other conflicts of interest where he acts for his own personal benefit, instead of for the benefit of the Company,

•	Acts or omissions by him which are materially and demonstrably injurious to the Company, or could reasonably be expected to adversely affect the business or reputation of the Company,

•	His default on any loan issued by Employer Group, as defined in the Employment Agreement.

Options Exercised for 2008.

There were no exercises of stock options by any of the named executive officers during the 2008 fiscal year.

Outstanding Equity Awards at Fiscal Year-End 2008.

The following table provides information for the named executive officers on stock option holdings at the end of 2008.

	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable
Robert Rothman	7,500	—	16.50	12/15/2016
	100,000		16.50	1/11/2017
Corey Coughlin	7,500		16.50	9/13/2017
	7,500		16.50	8/21/2017
	7,500		16.50	8/22/2017
	107,500		16.50	5/1/2017
John R. Garthwaite	15,000	—	15.00	12/7/2016
	7,500		16.50	12/15/2016
Katie Pemble	40,000		10.00	3/2/2014
	30,000		15.00	10/10/2016
	7,500		16.50	12/15/2016
F.C. Nixon	2,500		16.50	5/1/2017
	10,000		16.50	5/1/2017
J. Stewart Baker, III	30,000		12.50	12/15/2015
	7,500		16.50	12/15/2016

Directors’ Compensation.

Our directors did not receive any compensation in 2008, other than as detailed below.

Director Compensation Table.

The following table sets forth a summary of the compensation we paid to our directors, other than directors who are also named executive officers, in 2008:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
Thomas E. Gibbs (1)	$33,333	0	0	0	$33,333

N. Troy Fowler (2)	$90,000	0	0	0	$90,000

(1)	Thomas E. Gibbs received compensation for service as Chairman of the Board of Florida Bank of Jacksonville in 2008.
(2)	N. Troy Fowler received compensation for service as Chairman of the Board of Florida Bank in 2008.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. John Byers, Charles B. Tomm and Ms. Lisa Smithson, each of whom is an independent non-management director. None of the Compensation Committee members has served as an officer or employee of the Company or the Bank, and none of the Company’s executive officers has served as a member of a compensation committee or Board of Directors of any entity that has an executive officer or director serving as a member of the Company’s Board of Directors.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transactions.

Some of our directors and officers, and other persons and entities with which they are affiliated, are customers of, and have in the ordinary course of business, banking transactions with the Bank. These transactions include loans, commitments, lines of credit, and letters of credit, any of which may, from time to time, exceed $120,000. All loans included in these transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons who were not affiliates of the Bank and, in the opinion of management, did not involve more than the normal risk of collectability or presented other unfavorable features. Our Board approved all these transactions. All loans included in these transactions are performing in accordance with their terms. Additional transactions with these persons and businesses are anticipated in the future. As of September 30, the amount of credit extended to directors, executive officers and their affiliates was approximately $9.7 million.

We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than our and our shareholders’ best interests. Therefore, as a general matter and in accordance with our Code of Ethics for Senior Financial Officers, it is our preference to avoid these transactions. Nevertheless, we recognize that there are situations where these transactions may be in, or may not be inconsistent with, our best interests.

Therefore, the Audit Committee of the Board of Directors, pursuant to its written charter, is charged with the responsibility of reviewing and approving any related person transactions, including those required to be disclosed as a “related person” transaction under applicable federal securities laws. Commencing in January 2010, and on an annual basis thereafter, each director and executive officer will be required to complete a questionnaire that requires disclosure of any transactions the director or executive officer, or their immediate family members or associates, may have with us in which the director or executive officer, or their immediate family members or associates, has a direct or indirect material interest. Pursuant to these procedures, the Audit Committee will review any disclosed transaction in which we are or will be a participant and the amount involved exceeds $120,000. The Audit Committee considers the responses in the questionnaires and other information regarding the disclosed transactions. After its review, the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our and our shareholders’ best interests, as the Committee determines in good faith.

Other than as disclosed above, the only transactions requiring disclosure under applicable federal securities laws that have occurred since January 1, 2007, are transactions with law firms with which Thomas E. Gibbs was associated in 2007. These transactions totaled $265,063 in 2007. The fees were for various legal services including those relating to the acquisition of The Bank of Tallahassee and Cygnet Private Bank.

Since the beginning of the registrant’s last fiscal year, there has been no transaction, nor any series of transactions, between the registrant and the law firm of Fowler White Boggs (with whom Mr. Gibbs practices law as a partner) where the amount involved individually, or in the aggregate, exceeds $120,000.

Director Independence.

Our Board of Directors oversees our business, property, and affairs pursuant to the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. Members of our Board are kept informed of our business through discussions with our senior management team, by reviewing materials provided to them, and by participating in Board and committee meetings.

Our common stock is not listed on any national securities exchange. We have elected to apply the independence standards of the NASDAQ. The NASDAQ requires that a majority of an issuer’s directors be “independent,” as defined by NASDAQ’s rules. Generally, a director does not qualify as an independent director under these rules if the director or a member of the director’s immediate family has had in the past three years certain relationships or affiliations with the issuer, the issuer’s external or internal auditors, or other companies that do business with the issuer. Our Board has affirmatively determined that a majority of our directors are independent directors under the objective standards of independence set forth in the NASDAQ rules. Based on these standards, our Board determined that its independent directors include the following current directors: John R. Byers, N. Troy Fowler, Paul Johan, Lewis Lee, Jr., D. Scott Luttrell, Lisa Smithson and Charles Tomm. Our Board of Directors has established an audit committee and a compensation committee. Each of our directors on both committees is independent.

ITEM 8.	LEGAL PROCEEDINGS

We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us that, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Absence of Public Market.

Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange or over-the-counter market. There is no established public trading market for our securities. We currently have no plans to publicly offer any shares of our common stock.

Sale of Restricted Shares.

All our shares of Common Stock, and all shares subject to outstanding options, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rule 144 or Rule 701 under the Securities Act of 1933. These shares are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. As of September 30, 2009, a total of 9,744,559 shares of our common stock can be immediately sold pursuant to Rule 144 and we have not agreed to Register any shares of our common stock under the Securities Act of 1933.

Number of Stockholders; Common Stock Subject to Convertible or Exercisable Securities.

As of September 30, 2009, we had 385 stockholders of record. As of September 30, 2009, there were outstanding options to purchase 951,950 shares of our common stock.

Dividends.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We do not currently pay dividends on our common stock, nor do we intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so. We are precluded from paying common dividends while our shares of preferred stock are outstanding.

For a foreseeable period of time, our principal source of cash revenues will be dividends paid by the Bank with respect to its common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this registration statement captioned “Item 1. Description of Business - Regulatory Considerations.”

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of the Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Equity Compensation Plan Information.

The Company has a non-qualified stock option plan for employees, directors and officers of the Company and the Bank. The Stock Option Plan, dated October 24, 2002, which was amended in 2007 (the “Stock Option Plan”), provides for the issuance of stock options to employees and/or directors who are contributing significantly to the management or operation of our business or that of its subsidiaries as determined by the committee administering the plan. The plan was approved by our shareholders. The plan provides for the grant of options at the discretion of the Board of Directors or a committee designated by our Board of Directors to administer the plan. The options will expire upon the first to occur of the following:

•	Expiration of the term specifically in the option, which date may not exceed the tenth anniversary of the date the option is granted;

•	The date that is 90 days from the date of the termination of an optionee’s employment or service for any reason except death or disability; and

•	Twelve months from the date an optionee’s employment is terminated due to death or disability.

Under the Stock Option Plan, 1,700,000 Shares have been reserved for issuance. As of September 30, 2009, a total of 173,947 options had been exercised and an aggregate of 951,950 stock options are outstanding. In 2008, the Company accelerated the vesting of all stock options and at December 31, 2008, all of the stock options are fully vested and currently exercisable. The weighted average exercise price of all outstanding options is $15.08 per Share.

Each stock option granted under the plan has a maximum term of 10 years, subject to earlier termination in the event the participant ceases to be an employee or serve on a board. The exercise price of an option granted under the plan may be established in the sole discretion of the board of directors. In general, options vest equally over a three year period from the date of the grant, except as otherwise determined by our board of directors. The purchase price of shares is payable in cash immediately upon the exercise of the option.

Each stock option granted under the Stock Option Plan is non-transferable and exercisable only during the holder’s lifetime. In the event that the holder dies prior to exercising an option, such option may be exercised by the personal representative of the estate of such holder for a period of one year after such representative’s appointment. In the event that the holder’s employment is terminated for any reason other than death, such option may be exercised at any time prior to the expiration date of the option or within three months after the date of such termination, or 12 months in the case of an employee who is totally disabled, whichever is earlier, but only to the extent such holder had the right to exercise such option at the date of such termination. If the holder’s employment is terminated as a result of deliberate, willful or gross misconduct including, among other things, disloyalty, fraud, embezzlement, theft, commission of a felony or proven dishonesty, all rights under the option shall terminate and expire upon such termination. If options granted under the Stock Option Plan expire or are terminated for any reason without being exercised, the shares underlying such grant will again be available for purposes of the Stock Option Plan. In the event of termination, we may call the options at any time during the option period and pay the optionee an amount determined by a formula established in the Option Agreement.

We intend to issue options to purchase shares to key employees of the Company and the Bank over the next several years. These options will be issued pursuant to such agreements as our Board of Directors may deem appropriate. We may or may not make such options subject to vesting schedules and other customary conditions.

As of September 30, 2009 Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity Compensation Plans Approved by Securities Holders	951,950	$15.08	574,103

Equity Compensation Plans Not Approved by Securities Holders	0	N/A	N/A
Total	951,950	$15.08	574,103

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act of 1933, as amended (“Securities Act”). None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions was exempt from registration requirements.

Sales of Common Stock.

On July 24, 2009, we closed the sale to the United States Treasury (the “Treasury”) of 20,471 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 1,024 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, for aggregate gross proceeds of $20,471,000 as a part of the Treasury’s Capital Purchase Program. Our preferred stock was sold to the Treasury in a private placement that was made in reliance upon the exemption from the registration requirements of Section 4(2) of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

On May 29, 2009 and June 15, 2009, we sold a total of 4,584,756 shares of our common stock in a private placement at a price of $4.00 per share, for aggregate gross proceeds of $18,339,024, to no more than 35 purchasers excluding “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) and Rule 506 of Regulation D of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

On September 1, 2007, we issued a total of 1,149,164 shares of our common stock to shareholders of Cygnet Financial Corporation (“Cygnet”) in connection with our acquisition of Cygnet by merger and pursuant to an Agreement and Plan of Merger, dated May 21, 2007 between us, Cygnet, and Cygnet Private Bank (Cygnet’s wholly owned subsidiary). Shares were issued to no more than 35 Cygnet shareholders excluding “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

On May 1, 2007, we issued a total of 293,907 shares of our common stock to shareholders of The Bank of Tallahassee (“BOT”) in connection with our acquisition of BOT by merger and pursuant to a Plan of Merger and Merger Agreement, dated as of January 3, 2007 by and among BOT and us. Shares were issued to no more than 35 BOT shareholders excluding “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

Stock Options.

We have periodically granted stock option awards to key employees pursuant to our Stock Option Plan. See Equity Compensation Plan Information above.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General.

        Our authorized capital consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2009, we had 14,329,315 shares of our common stock and 21,495 shares of our preferred stock outstanding. The outstanding shares of our common stock are fully paid and non-assessable. As of September 30, 2009, there were 951,950 shares of our common stock subject to issuance upon the exercise of options.

Pursuant to this registration statement, we are registering our common stock described below.

The following description of shares of our common stock, par value $0.01 per share, or “common stock,” is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our Articles of Incorporation and our Bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our capital stock. Our Articles of Incorporation are incorporated by reference as exhibits to this Form 10.

Common Stock.

General.

Our Articles of Incorporation provide that we may issue up to 50 million shares of common stock, par value of $0.01 per share. As of September 30, 2009, we had 14,329,315 shares of our common stock outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights.

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Preferred Stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law.

Dividends, Liquidation and Other Rights.

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our Board of Directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Preferred Stock or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our Board of Directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar.

Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations. We currently act as transfer agent and registrar for the shares of our common stock, however in 2010, we intend to retain the services of an independent transfer agent.

Preferred Stock.

We are authorized to issue five million shares of preferred stock, $0.01 par value per share, 20,471 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), and 1,024 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”). We collectively refer to both series of our outstanding shares of Preferred Stock as the “Preferred Stock.” All of the shares of Preferred Stock are issued and outstanding and held by the U.S. Treasury. We do not have other preferred stock outstanding.

Our Board of Directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any other series of preferred stock.

Series A and Series B Preferred Stock.

The Series A Preferred Stock and Series B Preferred Stock each constitute a series of our perpetual, cumulative, preferred stock, consisting of an aggregate of 21,495 shares having a liquidation preference amount of $1,000 per share. The Preferred Stock has no maturity date. We issued the shares of Preferred Stock to Treasury on July 24, 2009 in connection with the TARP Capital Purchase Program for an aggregate purchase price of $20.471 million. Pursuant to the Purchase Agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Preferred Stock as specified by Treasury, may be issued. The Preferred Stock qualifies as Tier 1 capital for regulatory purposes.

Dividends.

Rate.

Dividends on the Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods. Dividends on the Series A Preferred Stock accrue at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from July 24, 2009 to but excluding August 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after August 15, 2014). Dividends on the Series B Preferred Stock accrue at a rate of 9% per annum, from the original issuance date. Dividends on the Preferred Stock are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our Board of Directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Preferred Stock any dividend in excess of the dividends on the Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Preferred Stock.

Priority of Dividends.

So long as the Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of preferred stock constituting Junior Stock.

“Parity Stock” means any class or series of our stock, other than the Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Preferred Stock will be entitled to receive for each share of Preferred Stock, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Preferred Stock and the holders of any other class or series of our stock ranking equally with the Preferred Stock, the holders of the Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Preferred Stock, neither a merger or consolidation of the Company with another entity nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases.

The Preferred Stock is redeemable at our option, subject to prior approval by the Board of Governors of the Federal Reserve System or its delegee (the “Federal Reserve”) and/or Treasury in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to August 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $5,373,637.50 plus, in the event we are succeeded in a business combination by another entity that also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by the Company (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

The Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any shares of Preferred Stock, we may not repurchase any shares of Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Preferred Stock then held by Treasury on the same terms and conditions.

        Shares of Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Preferred Stock.

No Conversion Rights.

Holders of the Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights.

The holders of the Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Florida law.

Whenever dividends have not been paid on the Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Preferred Stock have been paid in full at which time this right will terminate with respect to the Preferred Stock, subject to revesting in the event of each and every subsequent default by us as described above.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

Upon any termination of the right of the holders of the Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors that had been elected by the holders of the Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “-Dividends-Priority of Dividends”) upon which voting rights similar to those of the Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

If holders of the Preferred Stock obtain the right to elect two directors and if the Federal Reserve deems the Preferred Stock a class of “voting securities,” (a) any bank holding company that is a holder may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the then outstanding shares of Preferred Stock.

In addition to any other vote or consent required by Florida law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•	amend our Articles of Incorporation in a way that adversely affects the rights, preferences, privileges or voting powers of the Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Preferred Stock or a merger or consolidation of the Company with another entity, unless (i) the shares of Preferred Stock remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock and will not require the vote or consent of the holders of the Preferred Stock.

To the extent holders of the Preferred Stock are entitled to vote, holders of shares of the Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Preferred Stock would otherwise be required, all outstanding shares of the Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Preferred Stock to effect the redemption.

Remaining Preferred Stock.

Under our Articles of Incorporation, our Board of Directors has the power, without further action by the holders of common stock, to designate and issue from time to time the remaining amount of preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the board shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences and conversion. We have no current plan to issue any shares of preferred stock.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him or her in his or her capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if he or she (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him or her in his or her capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if he or she: (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he or she is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him or her in his capacity as such.

A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law. At present, we maintain directors’ and officers’ liability insurance covering our directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles, and other conditions set forth in the policy.

Federal banking law, which is applicable to us as a bank holding company and to the Bank as an insured depository institution, limits our and the Bank’s ability to indemnify our directors and officers. Neither the Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or the Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, the Bank, or we, as applicable, may indemnify officers and directors only if the respective Board of Directors, as the case may be, (i) determines that the indemnified person acted in good faith, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of the Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse us or the Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15-Financial Statements and Exhibits of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended December 31, 2008 (i) there were no disagreements between us and Hacker, Johnson & Smith PA, our independent registered public accounting firm, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Hacker, Johnson & Smith PA, would have caused Hacker, Johnson & Smith PA to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. Please see the following financial statements set forth below beginning on page F-1:

Page	Description

F-1 – F-43	Florida Bank Group, Inc. Consolidated Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and 2006

F-44 – F-55	Florida Bank Group, Inc. Consolidated Financial Statements as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008

(b) Exhibits. The following exhibits are furnished as exhibits hereto:

Exhibit No.	Description

3.1	Articles of Incorporation of the Registrant*

3.2	Articles of Amendment to Articles of Incorporation of the Registrant dated April 30, 2007*

3.3	Articles of Amendment to Articles of Incorporation of the Registrant dated July 15, 2009*

3.4	Articles of Amendment to Articles of Incorporation of the Registrant dated July 15, 2009*

3.5	Restated Bylaws – September, 2009 of the Registrant*

10.1	Stock Option Plan Amended April 2007*

10.2	Employment Agreement with Corey Coughlin, dated as of April 16, 2007*

Exhibit No.	Description

10.3	Amendment to Employment Agreement with Corey Coughlin*

10.4	Employment Agreement with Katie Pemble, dated as of November 1, 2008*

10.5	Amendment to Employment Agreement with Katie Pemble*

10.6	Employment Agreement with F.C. Nixon, dated as of April 30, 2008*

10.7	Amendment to Employment Agreement with F.C. Nixon*

10.8	Employment Agreement with J. Stewart Baker, dated as of November 14, 2008*

10.9	Amendment to Employment Agreement with J. Stewart Baker*

10.10	Form of Employment Compensation Amendment, pursuant to the U.S. Treasury TARP Capital Purchase Program, signed by Corey Coughlin, Katie Pemble, F.C. Nixon, J. Stewart Baker, Robert Rothman, John Garthwaite*

10.11	Form of Waiver, pursuant to the U.S. Treasury TARP Capital Purchase Program, signed by Corey Coughlin, Katie Pemble, F.C. Nixon, J. Stewart Baker, Robert Rothman, John Garthwaite*

10.12	Securities Purchase Agreement Standard Terms for the U.S. Treasury TARP Capital Purchase Program between the Company and the U.S. Treasury*

10.13	Put and Call Option Agreement between the Registrant and certain shareholders*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Independent Registered Public Accounting Firm

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORIDA BANK GROUP, INC.
(Registrant)

Date: December 10, 2009	By:	/S/ ROBERT ROTHMAN
Robert Rothman
Chief Executive Officer

FLORIDA BANK GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Florida Bank Group, Inc.

Tampa, Florida:

We have audited the accompanying consolidated balance sheets of Florida Bank Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

February 12, 2009

FLORIDA BANK GROUP, INC.

Consolidated Balance Sheets

($ in thousands, except per share amount)

	At December 31,
	2008	2007
Assets
Cash and due from banks	$9,760	3,898
Interest-bearing deposits with banks	71,374	40,299
Federal funds sold	662	40,750

Cash and cash equivalents	81,796	84,947

Securities held for trading	—	6,411
Securities available for sale	67,731	38,565
Loans, net of allowance for loan losses of $17,550 in 2008 and $7,699 in 2007	649,911	614,576
Federal Reserve Bank stock, at cost	1,731	1,903
Federal Home Loan Bank stock, at cost	6,229	6,406
Accrued interest receivable	2,706	3,020
Premises and equipment, net	26,787	23,777
Deferred tax assets	13,348	4,037
Foreclosed real estate	1,707	—
Prepaid expenses and other assets	2,033	4,289
Intangible asset, net	314	1,155
Goodwill	4,707	20,038

	$859,000	809,124

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	41,722	47,058
Interest-bearing demand	62,393	38,278
Savings	10,638	43,773
Money market	93,027	123,906
Time	439,431	303,820

Total deposits	647,211	556,835

Official checks	1,760	1,635
Accrued expenses and other liabilities	6,781	5,585
Federal Home Loan Bank advances	104,700	117,700
Other borrowings	1,858	3,547

Total liabilities	762,310	685,302

Commitments and contingencies (Notes 5 and 13)

Stockholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized, 9,757,142 and 9,705,625 shares issued in 2008 and 2007	98	98
Additional paid-in capital	132,658	129,576
Treasury stock (12,583 and 27,904 shares in 2008 and 2007), at cost	(164)	(556)
Accumulated deficit	(35,739)	(5,560)
Accumulated other comprehensive income (loss)	(163)	264

Total stockholders’ equity	96,690	123,822

	$859,000	809,124

The accompanying notes are an integral part of these consolidated financial statements.

FLORIDA BANK GROUP, INC.

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

($ in thousands, except per share amounts)

	Year Ended December 31,
	2008	2007	2006
Interest income:
Loans	$41,383	36,273	23,288
Securities available for sale	2,894	3,113	932
Other interest-earning assets	1,333	3,307	3,162

Total interest income	45,610	42,693	27,382

Interest expense:
Deposits:
Demand	1,098	1,100	1,196
Savings	210	1,101	263
Money market	2,975	7,901	6,680
Time	16,336	9,306	3,447
Federal Home Loan Bank advances	5,569	4,460	2,587
Other borrowings	55	79	—

Total interest expense	26,243	23,947	14,173

Net interest income before provision for loan losses	19,367	18,746	13,209
Provision for loan losses	11,966	1,590	1,107

Net interest income after provision for loan losses	7,401	17,156	12,102

Noninterest income:
Unrealized gain on securities held for trading	—	411	—
Service charges on deposit accounts	933	515	212
Other service charges and fees	351	77	86
Income on brokered loans	6	164	261
Realized loss on securities held for trading	(182)	—	—
Loss on sale of securities available for sale	(442)	(41)	(6)
Other-than-temporary impairment of securities available for sale	(214)	(2,209)	—
Other	480	331	178

Total noninterest income (expense)	932	(752)	731

Noninterest expenses:
Salaries and employee benefits	15,950	11,807	6,552
Occupancy	5,576	3,838	2,073
Data processing	1,978	1,373	602
Stationary, printing and supplies	527	392	259
Business development	554	186	181
Insurance, including deposit insurance premium	1,028	520	156
Professional fees	1,244	776	516
Marketing	166	189	194
Permanent impairment of goodwill	15,331	—	—
Federal Home Loan Bank advance prepayment penalties	1,184	—	—
Other	3,718	2,281	1,057

Total noninterest expenses	47,256	21,362	11,590

(Loss) earnings before income tax benefit	(38,923)	(4,958)	1,243
Income tax benefit	(8,744)	(1,795)	(189)

Net (loss) earnings	(30,179)	(3,163)	1,432

Other comprehensive income (loss):
Change in unrealized holding losses on securities available for sale	(427)	220	80

Comprehensive income (loss)	$(30,606)	(2,943)	1,512

(Loss) earnings per share:
Basic	$(3.11)	(0.36)	0.24

Diluted	$(3.11)	(0.36)	0.23

The accompanying notes are an integral part of these consolidated financial statements.

FLORIDA BANK GROUP, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2008, 2007 and 2006

($ in thousands)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance, December 31, 2005	2,040,737	$21	42,120	(127)	(1,838)	(36)	40,140
Other comprehensive income attributable to unrealized gains on available for sale securities, net of income taxes	—	—	—	—	—	80	80
Net earnings	—	—	—	—	1,432	—	1,432
Stock-based compensation	18,350	—	173	—	—	—	173
Dividends	—	—	—	—	(1,991)	—	(1,991)
Proceeds from sale of treasury stock (5,500 shares)	—	—	39	127	—	—	166
Proceeds from sale of common stock, net of stock issuance costs of $117	2,000,000	20	59,863	—	—	—	59,883

Balance, December 31, 2006	4,059,087	41	102,195	—	(2,397)	44	99,883
2-for-1 stock exchange (see footnote 18)	4,059,087	41	(41)	—	—	—	—
Other comprehensive income attributable to unrealized gains on available for sale securities, net of income taxes	—	—	—	—	—	220	220
Net loss	—	—	—	—	(3,163)	—	(3,163)
Stock-based compensation	14,600	—	1,095	—	—	—	1,095
Repurchase of common stock (87,904 shares)	—	—	—	(1,456)	—	—	(1,456)
Proceeds from sale of treasury stock (60,000 shares)	—	—	76	900	—	—	976
Proceeds from exercise of stock options	129,780	1	1,306	—	—	—	1,307
Stock issued in connection with acquisitions	1,443,071	15	24,945	—	—	—	24,960

Balance, December 31, 2007	9,705,625	$98	129,576	(556)	(5,560)	264	123,822

(continued)

FLORIDA BANK GROUP, INC.

Consolidated Statements of Changes in Stockholders’ Equity, Continued

For the Years Ended December 31, 2008, 2007 and 2006

($ in thousands)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance, December 31, 2007	9,705,625	$98	129,576	(556)	(5,560)	264	123,822
Other comprehensive loss attributable to unrealized loss on available for sale securities, net of income taxes	—	—	—	—	—	(427)	(427)
Net loss	—	—	—	—	(30,179)	—	(30,179)
Stock issued as compensation	7,350	—	110	—	—	—	110
Stock-based compensation	—	—	2,211	—	—	—	2,211
Repurchase of common stock (17,580 shares)	—	—	—	(239)	—	—	(239)
Proceeds from sale of treasury stock (32,901 shares)	—	—	(138)	631	—	—	493
Proceeds from exercise of stock options	44,167	—	899	—	—	—	899

Balance, December 31, 2008	9,757,142	$98	132,658	(164)	(35,739)	(163)	96,690

The accompanying notes are an integral part of these consolidated financial statements.

FLORIDA BANK GROUP, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) earnings	$(30,179)	(3,163)	1,432
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by operating activities:
Depreciation and amortization	1,463	1,214	617
Amortization of intangible asset	465	357	165
Amortization of deferred loan fees, net	(199)	(490)	(163)
Amortization of premium and discounts on securities, net	(32)	81	(8)
Increase in valuation of securities held for trading	—	(411)	—
Realized loss on securities held for trading	182	—	—
Stock-based compensation	2,321	1,095	173
Provision for loan losses	11,966	1,590	1,107
Deferred income taxes	(9,058)	(1,904)	(1,096)
Loss on sale of securities available for sale	442	41	6
Loss on permanent impairment of goodwill	15,331	—	—
Loss on other-than-temporary impairment of securities available for sale	214	2,209	—
Loss on permanent impairment of intangible asset	376	—	—
Decrease (increase) in accrued interest receivable	314	(490)	(487)
Decrease (increase) in prepaid expenses and other assets	2,256	(2,164)	(621)
Increase in accrued expenses and other liabilities	1,196	1,229	1,054
Increase (decrease) in official checks	125	527	(254)

Net cash (used in) provided by operating activities	(2,817)	(279)	1,925

Cash flows provided from investing activities:
Net increase in loans	(48,809)	(115,651)	(86,100)
Proceeds from maturities, calls, repayments and sale of securities available for sale	49,766	24,009	16,936
Purchase of securities available for sale	(80,236)	(11,303)	(33,090)
Proceeds from sale of securities held for trading	6,229	—	—
Purchase of securities held for trading	—	(6,000)	—
Sale of (purchase of) Federal Reserve Bank stock	172	(12)	(1,010)
Sale of (purchase of) Federal Home Loan Bank stock	177	(1,608)	(1,044)
Net cash received in bank acquisitions	—	3,229	—
Net acquisition of premises and equipment	(4,473)	(12,742)	(4,238)

Net cash used in investing activities	(77,174)	(120,078)	(108,546)

Cash flows from financing activities:
Net increase in deposits	90,376	74,931	107,345
Net (decrease) increase in Federal Home Loan Bank advances	(13,000)	31,000	15,000
Net (decrease) increase in other borrowings	(1,689)	234	—
Proceeds from exercise of common stock options	899	1,307	—
Repurchase of common stock	(239)	(1,456)	—
Proceeds from sale of treasury stock	493	976	166
Proceeds from sale of common stock	—	—	59,883
Dividends paid on common stock	—	—	(1,991)

Net cash provided by financing activities	76,840	106,992	180,403

Net (decrease) increase in cash and cash equivalents	(3,151)	(13,365)	73,782
Cash and cash equivalents at beginning of year	84,947	98,312	24,530

Cash and cash equivalents at end of year	$81,796	84,947	98,312

(continued)

FLORIDA BANK GROUP, INC.

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Interest	$26,177	22,836	13,964

Income taxes	$—	102	1,137

Noncash transactions:
Accumulated other comprehensive loss, change in unrealized gains (losses) on securities available for sale	$(427)	220	80

Transfer of loans to foreclosed real estate	$1,707	—	—

In connection with the acquisition of the banks, the following assets were acquired and liabilities assumed (at fair value):
Securities available for sale	$—	23,865	—

Premises and equipment	$—	2,630	—

Loans receivable	$—	130,029	—

Core deposit intangible	$—	1,182	—

Goodwill	$—	15,963	—

Deferred tax assets	$—	1,189	—

Federal Home Loan Bank stock	$—	752	—

Accrued interest receivable	$—	965	—

Other assets	$—	1,153	—

Deposits	$—	138,203	—

Federal Home Loan Bank advances	$—	12,700	—

Other borrowings	$—	3,313	—

Accrued expenses and other liabilities	$—	1,781	—

Common stock issued	$—	24,960	—

The accompanying notes are an integral part of these consolidated financial statements.

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007 and for Each of the Three Years

in the Period Ended December 31, 2008

(1) Summary of Significant Accounting Policies

Florida Bank Group, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of FBG Holding Company, which owns 100% of the outstanding common stock of Florida Bank (formerly known as Bank of St. Petersburg), Florida Bank of Jacksonville, The Bank of Tallahassee (the “Banks”) and FBG Properties, Inc. (collectively, the “Company”). Florida Bank was acquired in January 2002. In December 2006, Bank of North Florida, which was owned 100% by the Holding Company, began banking operations. Florida Bank of Jacksonville was acquired in September 2007. On January 25, 2008, Florida Bank of Jacksonville acquired the assets and assumed the liabilities of Bank of North Florida. On January 25, 2008, Bank of North Florida changed its main office to an office in Sarasota, Florida and changed its name to Florida Bank of Sarasota. On December 5, 2008, Florida Bank of Sarasota was merged into Florida Bank. The Bank of Tallahassee was acquired in May 2007. The Holding Company’s only significant business activity is the operations of the Banks. Florida Bank is a Florida state-chartered Federal Reserve member commercial bank while Florida Bank of Jacksonville and The Bank of Tallahassee are Florida state-chartered non Federal Reserve members. The Banks provide a variety of banking services to small and middle-market business and individuals through offices located in the Tampa Bay, Sarasota, Jacksonville and Tallahassee markets. FBG Properties, Inc. was established in 2007 to hold foreclosed real estate of the Banks. During 2007, the Holding Company formed FB Tech and Services, Inc. to provide operational support services to the banking subsidiaries. FB Tech’s sole source of revenue was derived from management fees charged to the Banks for services provided. FB Tech and Services, Inc. was dissolved on January 1, 2009. Florida Bank Mortgage, Inc. is also a subsidiary of the Holding Company. Florida Bank Mortgage, Inc. was formed on February 6, 2008 to provide mortgage services on behalf of the Banks, but is currently inactive.

The following is a description of the significant accounting policies and practices followed by the Company, which conform with accounting principles generally accepted in the United States of America.

Basis of Consolidation. The consolidated financial statements of the Company include the accounts of the Holding Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets and the value of impaired loans.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits with banks and federal funds sold, all of which mature within ninety days.

Banks are required to maintain cash reserves in the form of vault cash or in a noninterest-earning account with the Federal Reserve Bank or in noninterest-earning accounts with other qualified banks based on the balances of their transaction deposit accounts. The Banks’ reserve requirements at December 31, 2008 and 2007 were approximately $2,918,000 and $1,943,000, respectively.

Securities. The Company may classify its securities as either trading, held-to-maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available for sale securities, net of tax are excluded from operations and reported in other comprehensive loss. Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity. If a security has a decline in fair value that is other than temporary, the security will be written down to its fair value by recording a loss in the consolidated statements of operations.

Securities Held for Trading. In 2007, the Company began engaging in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the securities held for trading account at fair value with changes in fair value recorded in operations. Interest and dividends are included in net interest income. In 2007, the only activity was the purchase of an investment in a limited partnership. In 2008, the Company liquidated its only trading security and did not own any trading securities at December 31, 2008.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized and both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans, Continued. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Premises and Equipment. Land is stated at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the shorter of the estimated useful lives of the assets, or the lease terms. The Company charges amounts expended for maintenance and repairs to operations as incurred. Expenditures for improvements and major renewals are capitalized and depreciated over their estimated useful lives. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are recognized.

Intangible Asset and Goodwill. The intangible asset consists of core deposits as a result of the acquisition of the Florida Bank in 2002 and The Bank of Tallahassee and Florida Bank of Jacksonville in 2007. The intangible asset is being amortized over their estimated useful lives as follows: Florida Bank, 7 years; The Bank of Tallahassee, 6.25 years; Florida Bank of Jacksonville, 5 years. Amortization expense of $465,000, $357,000 and $165,000 was recorded in 2008, 2007 and 2006, respectively. Estimated amortization expense is as follows (in thousands):

Year Ending December 31,	Amount
2009	$135
2010	131
2011	44
2012	4

$314

The intangible asset subject to amortization is reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. In 2008, The Bank of Tallahassee recorded an impairment charge of $376,000 against its intangible asset which is included in other expenses in the consolidated statements of operations.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Intangible Asset and Goodwill, Continued. Goodwill represents the excess cost of the Florida Bank’s, The Bank of Tallahassee’s and Florida Bank of Jacksonville’s acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangibles Assets, goodwill is not amortized. Goodwill is reviewed at least annually to determine whether the value is impaired. If impaired, the difference between the carrying amount reflected on the consolidated financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs. Goodwill is impaired when the carrying amount exceeds the implied fair value of the entity. Valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of the acquisition are used to estimate the fair value of the entity. Based on the impairment test performed there was impairment of goodwill of $8,678,000 for The Bank of Tallahassee and $6,653,000 for Florida Bank of Jacksonville in the year ended December 31, 2008. There was no impairment of goodwill in the years ended December 31, 2007 or 2006.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, and (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock Compensation Plans. The Company follows the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), and expenses the fair value of any stock options granted after December 31, 2005. SFAS 123(R) requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options based on estimated fair values. Under the fair value recognition provisions of SFAS 123(R), the Company recognizes stock-based compensation in salaries and employee benefits for officers and employees and in other expense for directors in the consolidated statements of operations. The expense is recognized on a straight-line basis over the vesting period.

The Company also had a stock compensation plan in the form of restricted stock which was recorded as an expense in the consolidated statements of operations over the vesting period (see Note 11).

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Comprehensive Loss. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net operations. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net loss, are components of comprehensive loss.

The components of other comprehensive loss and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Unrealized holding losses on available for sale securities	$(1,336)	(1,905)	101
Reclassification adjustment for other-than-temporary impairment of securities available for sale	214	2,209	—
Reclassification adjustment for losses realized in operations	442	41	6

Net change in unrealized losses	(680)	345	107
Income tax effect	253	(125)	(27)

Net amount	$(427)	220	80

Income Taxes. Prior to January 1, 2006 the Company was treated as an S-Corporation. For federal and state income tax purposes all items of income and expense were passed through to its stockholders, therefore no provision for income taxes was reflected in the consolidated financial statements. Effective January 1, 2006 the Company terminated the S-Corporation election and is now treated as a C-Corporation for federal and state income tax purposes.

The Company files consolidated federal and state income tax returns. The Banks’ compute federal and state income taxes as if they file separate returns and remits to, or is reimbursed by, the Company based on their portion of taxes currently due or refundable.

Deferred tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

In the event the future tax consequences or differences between the financial reporting bases and the tax bases of the assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

At December 31, 2008, the Company had federal and state net operating loss carryforwards of $10 million expiring in 2028 and $3 million expiring in 2027.

The Company has a net deferred tax asset of $13.3 million at December 31, 2008. The Company had no valuation allowance on deferred tax assets as of December 31, 2008. The Company believes that realization of the deferred tax asset is more likely than not based on expectations of future taxable income and available tax planning strategies, as defined in SFAS 109, which could be implemented to prevent a carryforward from expiring.

The Company has concluded there is sufficient positive evidence to outweigh the negative evidence of the prior year losses. The positive evidence includes two sources by which the Company can fully realize its deferred tax asset. First, the Company believes it will realize sufficient taxable income in the carryforward period. Second, the Company has tax planning strategies available to it which the Company believes would enhance its ability to realize the deferred tax asset. The Company anticipated it would implement tax planning strategies to prevent a carryforward from expiring.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. The future tax consequences of the differences between the financial reporting and tax basis of the Company’s assets and liabilities resulted in a net deferred tax asset. The Company recognized a deferred tax benefit and deferred tax asset during the years ended December 31, 2008, 2007 and 2006, because management believes it is more likely than not it will utilize the deferred tax asset to offset income tax liabilities generated in future years.

Advertising. Advertising costs are expensed as incurred.

(Loss) Earnings Per Share. Basic (loss) earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair Value Measurements. Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material.

In October 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This FASB Staff Position clarifies the application of SFAS 157, in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB Staff Position was effective upon issuance.

The following describes valuation methodologies used for assets and liabilities measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans. Nearly all of the Company’s loans are evaluated individually for impairment. Estimates of fair value is determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents - The carrying amount of cash and cash equivalents represents fair value.

Securities - Fair value for securities are based on the framework for measuring fair value established by SFAS 157.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock - The stock is not publicly traded and the estimated fair value is based on its redemption value of $100 per share.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans are based on the framework for measuring fair value established by SFAS 157.

Deposit Liabilities - The fair values disclosed for demand, savings and money-market deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

Federal Home Loan Bank Advances - Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on borrowings with similar terms and maturities.

Accrued Interest - The carrying amounts of accrued interest receivable and accrued interest payable approximates fair value.

Other Borrowings - The carrying amount of other borrowings approximates fair value.

Derivative Financial Instruments - Fair values for interest rate swap agreements are based on the amounts required to settle the contracts.

Off-Balance-Sheet Financial Instruments - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Interest Rate Swap Agreements. For asset/liability management purposes, the Company used interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives were used as part of the asset/liability management process and was linked to specific assets or liabilities, and had high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

The Company utilized interest rate swap agreements to convert a portion of its fixed rate brokered time deposits to a variable rate (fair value hedge). Interest rate swaps are contracts in which a series of interest payments are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Under SFAS No. 133, Accounting for Derivative and Hedging Activities, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedged item attributable to the risk being hedged, is recognized currently in operations.

Interest rate swap derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in operations.

Fair value hedges are accounted for at fair value. At inception, each hedging transaction is evaluated against the eight criteria applicable to fair value hedges pursuant to paragraph 68 of SFAS No. 133. Based on our evaluation, the swaps qualified for the “shortcut method” under SFAS No. 133; therefore, no ineffectiveness was assumed. As a result, changes in the fair value of the swaps directly offset changes in the fair value of the underlying hedged item (i.e., brokered time deposits). Changes in fair value were measured on a quarterly basis.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Interest-Rate Risk. The Company’s profitability is dependent to a large extent on its net interest income, which is the difference between interest income on interest-earning assets and its interest expense on interest- bearing liabilities. The Banks, like most financial institutions, are affected by changes in general interest rate levels and by other economic factors beyond their control. Interest-rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities (the interest-rate sensitivity gap), and is measured in terms of the ratio of the interest-rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap. An asset-sensitive position will generally enhance income in a rising interest rate environment and will negatively impact income in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest-rate environment and will negatively impact income in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income resulting from changes in market interest rates.

Acquisitions. In 2007, the Company accounted for business combinations using the purchase method of accounting as required by SFAS 141, Business Combinations. The purchase method of accounting requires us to fair value the tangible assets and identifiable assets acquired and liabilities assumed. The fair values are based on available information and current economic conditions at the date of acquisition. Fair value may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements. In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) is effective for the Company’s financial statements for the year beginning January 1, 2009. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. SFAS 141(R) will have no current effect on the Company’s financial condition or results of operations.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires the Company to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for the Company’s financial statements for the year beginning January 1, 2009. The adoption of SFAS 160 had no effect on the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). This standard requires enhanced disclosures regarding derivative instruments and hedging activities so as to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company’s financial statements for the year beginning January 1, 2009. The adoption of SFAS 161 had no effect on the Company.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. This Statement was effective in December 2008. The adoption of SFAS 162 had no effect on the Company.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements, Continued. In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (“FSP 140-3”). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective for the Company’s financial statements for the year beginning January 1, 2009. The adoption of FSP 140-3 had no effect on the Company.

Reclassification. Certain amounts in the 2007 and 2006 consolidated financial statements have been changed to reflect the 2008 presentation.

(2) Business Combinations

On May 1, 2007, the Company acquired 100% of the outstanding shares of The Bank of Tallahassee through an Agreement and Plan of Merger. The Bank of Tallahassee offers a variety of community banking services to individuals and corporate customers through its three branch network in Leon County, Florida. The Company issued a total of 293,907 shares of common stock and cash consideration of approximately $11.6 million representing total consideration of $16.8 million, which includes acquisition costs. The Company acquired The Bank of Tallahassee to expand its geographic presence in the State of Florida and to increase its overall profitability.

On September 1, 2007, the Company acquired 100% of Cygnet Financial Corporation (“CFC”) through an Agreement and Plan of Merger. At the date of acquisition, CFC was merged into the Holding Company. CFC was a bank holding company and parent company of Cygnet Private Bank which offers a variety of community banking services to individuals and corporate customers through its banking office located in Ponte Vedra Beach, Florida. The Company issued a total of 1,149,164 shares of common stock and cash consideration of approximately $1.9 million representing total consideration of $22.2 million, which includes acquisition costs. The Company acquired Cygnet in order to strengthen its presence in the Jacksonville market and to improve its future earnings outlook. Subsequent to the merger the Company changed the name of Cygnet Private Bank to Florida Bank of Jacksonville. The Company combined the operations of Florida Bank of Jacksonville and Bank of North Florida on January 25, 2008. Also on January 25, 2008, Bank of North Florida moved its main office from Jacksonville, Florida to Sarasota, Florida and commenced operations as Florida Bank of Sarasota. On December 5, 2008, Florida Bank of Sarasota was merged into Florida Bank.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(2) Business Combinations, Continued

The Company recorded $17.2 million in intangible assets, of which $1.2 million was allocated to the core deposit intangible. The principal factors considered when valuing the core deposit intangible consist of the following: (1) the rate of maturity structure of the interest bearing liabilities, (2) estimated retention rates for each deposit liability category, (3) the current interest rate environment and (4) estimated noninterest income potential of the acquired relationship. The core deposit intangible created is being amortized on an accelerated method over its estimated life. The remaining intangible of $16.0 million was allocated to goodwill and is not deductible for income tax purposes.

The following table summaries the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	Cygnet Private Bank	The Bank of Tallahassee
Cash and cash equivalents	$15,287	1,955
Securities	13,618	10,247
Net loans	68,092	61,937
Federal Home Loan Bank stock	752	—
Premises and equipment	485	2,145
Accrued interest receivable	482	483
Deferred tax asset	784	405
Other assets	368	785
Goodwill	7,287	8,676
Core deposit intangible	80	1,102

Total assets acquired	107,235	87,735

Deposits	70,325	67,878
Federal Home Loan Bank advances	12,700	—
Other borrowings	1,099	2,214
Other liabilities	906	875

Total liabilities assumed	85,030	70,967

Net assets acquired	$22,205	16,768

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(2) Business Combinations, Continued

The Company’s results of operations include the operations of The Bank of Tallahassee and Cygnet Private Bank since the acquisition dates. The following table presents unaudited proforma results for the years ended December 31, 2007 and 2006 as if the acquisitions occurred on January 1, 2006. Since no consideration is given to operational efficiencies and expanded products and services, the proforma summary information does not necessarily reflect the results of operations as they would have been, if the acquisitions had occurred on January 1, for the periods presented (in thousands).

	2007	2006
Interest income	$49,424	38,000
Interest expense	27,667	19,672
Net (loss) earnings	(5,204)	1,535

(3) Securities Available for Sale

Securities available for sale have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2008:
U.S. Government Agency obligations	$6,232	54	—	6,286
Mortgage-backed securities	53,110	1,567	(97)	54,580
Corporate bonds	5,113	2	(222)	4,893
Asset-backed securities	3,540	59	(1,627)	1,972

Total	$67,995	1,682	(1,946)	67,731

At December 31, 2007:
U.S. Government Agency obligations	12,869	158	—	13,027
Mortgage-backed securities	24,250	312	(54)	24,508
Asset-backed securities	1,030	—	—	1,030

Total	$38,149	470	(54)	38,565

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(3) Securities Available for Sale, Continued

Available for sale securities at December 31, 2008 measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at Reporting Date Using
	Fair Value As of December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$67,731	—	67,731	—

Gross proceeds from the sale of securities classified as available for sale was approximately $29.4 million for the year ended December 31, 2008 and resulted in gross gains of $465,000 and gross losses of $907,000. Gross proceeds from the sale of securities classified as available for sale was approximately $14.4 million for the year ended December 31, 2007 and resulted in gross gains of $14,000 and gross losses of $55,000. Gross proceeds from the sale of securities classified as available for sale was approximately $12.3 million for the year ended December 31, 2006 and resulted in gross gains of $4,000 and gross losses of $10,000.

The scheduled maturities of securities available for sale at December 31, 2008 are summarized below. Expected maturities will differ from scheduled maturities because the issuers of the securities may have the right to call or prepay obligations with or without cost or prepayment penalties (in thousands):

	Amortized Cost	Fair Value
Due from one to five years	$7,273	7,216
Due from five to ten years	3,076	2,952
Maturing greater than ten years	996	1,011
Mortgage-backed securities	53,110	54,580
Asset-backed securities	3,540	1,972

Total	$67,995	67,731

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(3) Securities Available for Sale, Continued

Securities with gross unrealized losses at December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$1	40	96	129
Corporate bonds	222	3,886	—	—
Asset-backed securities	1,191	1,832	436	336

	$1,414	5,758	532	465

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In 2008, the Company recorded a $214,000 other-than-temporary impairment loss relating to approximately $240,000 in asset-backed securities. In 2007, the Company recorded a $2.2 million other-than-temporary impairment loss relating to approximately $3.2 million in asset-backed securities.

The unrealized losses on twelve investment securities available for sale were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(4) Loans

The components of loans were as follows (in thousands):

	At December 31,
	2008	2007
Residential real estate	$242,023	196,925
Commercial real estate	339,906	333,627
Commercial loans	65,308	72,007
Consumer installment and other loans	20,573	19,972

	667,810	622,531
Less:
Net deferred loan fees	(349)	(256)
Allowance for loan losses	(17,550)	(7,699)

Loans, net	$649,911	614,576

An analysis of the change in the allowance for loan losses is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Balance at beginning of year	$7,699	4,420	3,313
Additions due to acquisitions	—	1,629	—
Recoveries	3	74	—
Charge-offs	(2,118)	(14)	—
Provision for loan losses	11,966	1,590	1,107

Balance at end of year	$17,550	7,699	4,420

Loan Impairment and Losses. The following summarizes the amount of impaired loans, all of which are collateral dependent (in thousands):

	At December 31,
	2008	2007
Loans identified as impaired:
Gross loans with no related allowance for losses	$4,807	—
Gross loans with related allowance for losses recorded	34,849	—
Less: Allowances on these loans	(6,781)	—

Net investment in impaired loans	$32,875	—

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Average investment in impaired loans	$9,884	—	—

Interest income recognized on impaired loans	$104	—	—

Interest income received on impaired loans	$66	—	—

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,
	2008	2007
Nonaccrual loans	$27,944	—
Past due ninety days or more, but still accruing	—	—

	$27,944	—

Impaired collateral-dependent loans are carried at the lower of carrying value or fair value. Those impaired collateral-dependent loans at December 31, 2008 which are measured at fair value on a nonrecurring basis are as follows (in thousands):

Fair Value As of December 31, 2008	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Earnings in 2008
$ 28,068	—	—	28,068	6,781	6,781

In addition, loans with a carrying value of $4,807,000 were measured for impairment using Level 3 inputs and had fair value in excess of carrying value.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(5) Premises and Equipment, Net

Components of premises and equipment are as follows (in thousands):

	At December 31,
	2008	2007
Land	$10,341	8,476
Buildings	9,934	9,111
Leasehold improvements	4,280	3,486
Furniture, fixtures and equipment	5,618	4,678
Construction in progress	—	381

	30,173	26,132

Less accumulated depreciation and amortization	(3,386)	(2,355)

	$26,787	23,777

The Company leases an administrative office and certain banking offices. The terms of the leases range from ten years to twenty years. The leases require the Company to pay certain insurance, maintenance and real estate taxes and also contain renewal options and escalation clauses. Rental payments are subject to periodic adjustments as set forth in the lease agreements. Rent expense was approximately $2,901,000, $1,865,000 and $951,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Future minimum rental commitments under noncancelable leases are as follows (in thousands):

Year Ending December 31,	Minimum Annual Rental
2009	$2,218
2010	2,199
2011	2,093
2012	2,087
2013	2,172
Thereafter	20,276

Total	$31,045

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(6) Time Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was approximately $146.5 million and $145.7 million at December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2009	$296,744
2010	77,022
2011	51,004
2012	9,160
2013	5,201
Thereafter	300

$439,431

(7) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as other borrowings. These agreements require the Company to pledge securities as collateral for borrowings under these agreements. At December 31, 2008 and 2007, the outstanding balance of such borrowings totaled approximately $638,000 and $3,547,000, respectively. At December 31, 2008 and 2007, the Company pledged securities with a carrying value of approximately $3.5 million and $7.2 million, respectively as collateral for these agreements. Also included in other borrowings was $1,220,000 in federal funds purchased at December 31, 2008. The Company had no federal funds purchased at December 31, 2007.

The Company is eligible to borrow up to $39,700,000 on pre-approved loan programs. There are no compensating balance requirements on any advances made under the programs and no borrowings at December 31, 2008 or 2007.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(8) Federal Home Loan Bank Advances

The Federal Home Loan Bank of Atlanta (“FHLB”) advances are as follows (in thousands):

Maturing in Year Ending December 31,	Weighted Average Interest Rate		At December 31,
	2008	2007	2008	2007
2008	—%	4.86%	$—	9,000
2009	3.05%	3.88%	3,500	1,000
2010	3.21%	4.92%	8,500	20,000
2011	4.43%	4.71%	20,000	15,000
2012	4.88%	4.88%	21,000	21,000
2013	4.58%	4.58%	15,000	15,000
2014	4.85%	4.85%	16,000	16,000
2015	3.71%	3.71%	2,700	2,700
2016	4.45%	4.45%	18,000	18,000

	4.45%	4.68%	$104,700	117,700

During 2008, the Company prepaid $27,000,000 of FHLB advances and incurred a prepayment penalty of $1,184,000 which is included in other expenses.

Advances from the FHLB are collateralized by a blanket floating lien on the Company’s qualifying multifamily, 1-4 family mortgage, home equity lines and commercial real estate loans. As of December 31, 2008, the lendable collateral value of these loans was $167,000,000.

(9) Derivate Financial Instruments

Fair Value Hedges. The Florida Bank of Jacksonville had entered into interest-rate swap agreements with the objective of converting a portion of its fixed rate brokered certificates of deposits (“CD”) to a variable rate. The swap agreements provided for the Bank to pay a variable rate of interest based on the three-month London Interbank Offer Rate (LIBOR) and to receive a fixed rate of interest. Under the swap agreements the Bank was to pay or receive interest quarterly. Amounts to be paid or received under these swap agreements were accounted for on an accrual basis and recognized as interest expense of the related liability. The net cash flows related to fair value hedges decreased interest expense on certificates of deposit by approximately $266,000 and $1,000 during 2008 and 2007, respectively. As of August 21, 2008, Florida Bank of Jacksonville terminated the interest rate swap.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(10) Stock-Based Compensation Plan

Certain key employees and directors of the Company have options to purchase shares of the Company’s common stock under its stock option plan. Under the plan, the total number of shares which may be issued shall not exceed 1,700,000 (amended). Stock options are issued at the fair value of the common stock on the date of grant and expire ten years from grant date. Stock options vest over a three year period. In 2008, the Company accelerated the vesting of all stock options and at December 31, 2008 all stock options are fully vested. At December 31, 2008, 509,003 shares remain available for grant. All amounts reflect a 2-for-1 stock exchange in 2007. A summary of stock option transactions follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2005	330,000	$10.08

Options granted	799,201	15.61
Options terminated	(14,000)	10.00

Outstanding at December 31, 2006	1,115,201	12.99

Options granted	487,068	16.49
Options exercised	(129,780)	10.00
Options forfeited	(209,135)	15.62

Outstanding at December 31, 2007	1,263,354	15.12

Options granted	140,000	15.43
Options exercised	(44,167)	13.33
Options forfeited	(342,137)	15.27

Outstanding at December 31, 2008	1,017,050	$15.06	7.9 years

Exercisable at December 31, 2008	1,017,050	$15.06	7.9 years

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(10) Stock-Based Compensation Plan, Continued

The fair value of each option granted for the years ended December 31, 2008, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2008	2007	2006
Risk-free interest rate	2.20%-3.75%	4.25%-4.97%	4.54%-4.85%
Dividend yield	—%	—%	—%
Expected stock volatility	40%	10%-13%	2%-3%
Expected life in years	6	6	6
Per share grant-date fair value of options issued during the year	$2.31-3.13	2.52-4.48	2.36-7.39

The Company examined its historical pattern of option exercised in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission to determine the estimated life of options. Due to the lack of an actively trading market, expected volatility is based on historical volatility of similar financial institutions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumptions are based on the Company’s history and expectation of dividend payments.

The total intrinsic value of options exercised during 2008 and 2007 was $100,000 and $823,000, respectively with no related income tax benefit recognized. At December 31, 2008, there was no unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The total fair value of shares vesting and recognized as compensation expense was approximately $1,841,000, $1,003,000 and $119,000 for the years ended December 31, 2008, 2007 and 2006, respectively, with an associated income tax benefit recognized of approximately $734,000, $365,000 and $45,000, respectively.

(11) Restricted Stock Plan

During 2005, the Company adopted and the shareholders approved a Restricted Stock Plan (“RSP”) under which up to 250,000 shares (amended) of the Company’s stock could be awarded to directors and officers. These restricted shares are earned over five years at a rate of 33.3% each year of continued service to the Company after two years. The fair value of all restricted stock issued is based on an independent appraisal which was being amortized over a five year period. In 2008, the Company accelerated the vesting of all restricted stock and at December 31, 2008 all restricted stock is fully vested. During 2008, 2007 and 2006, the Company recognized $370,000, $92,000 and $54,000, respectively, in expense under this plan and recognized a tax benefit of $139,000, $35,000 and $20,000, respectively. As of December 31, 2008, the Company had no restricted shares remaining to be granted or vested under the plan.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(11) Restricted Stock Plan, Continued

A summary of the status of the Company’s restricted shares as of December 31, 2008, and changes during the years ended December 31, 2008, 2007 and 2006 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	13,450	$5.57
Granted	38,900	6.14
Forfeited	(2,200)	6.01

Outstanding at January 1, 2007	50,150	5.99
Granted	25,750	11.50
Forfeited	(11,150)	6.14

Outstanding at December 31, 2007	64,750	7.93
Forfeited	(100)	11.50

Outstanding and fully vested at December 31, 2008	64,650	$7.92

(12) Capital Appreciation Plan

The Company had a Capital Appreciation/Deferred Compensation Plan (the “Plan”) to provide an additional incentive to attract key employees or to encourage certain existing employees to remain in the employ of the Company. Under the Plan an employee was allowed to share in the appreciation of the Company’s value through receipt of Capital Appreciation Units (the “Units”). Each Unit had a value equivalent to the value of a share of the Company’s common stock at the date of grant. At the completion of a five-year vesting period, or upon a “triggering event,” the Units could have been converted to cash payments in accordance with and subject to the Plan’s terms. 34,000 units were granted at $20 per unit during 2004. In 2005, 21,000 of these units were forfeited. During 2005, an additional 14,100 units were issued at a unit price of $25. During 2006, 5,500 of these units were forfeited.

In December 2006, the Company elected to discontinue the use of the Capital Appreciation Plan. All participants were granted one common stock option per outstanding Capital Appreciation Unit. At the time of conversion the Company issued a total of 21,600 stock options.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(13) Income Taxes

As discussed in Note 1 to the consolidated financial statements, the Company was an S-Corporation for income tax purposes prior to January 1, 2006.

Allocation of Federal and state income taxes (benefit) between current and deferred portions for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Current:
Federal	$268	93	774
State	46	16	133

Total current	314	109	907

Deferred:
Federal	(7,734)	(1,626)	(936)
State	(1,324)	(278)	(160)

Total deferred	(9,058)	(1,904)	(1,096)

Income tax benefit	$(8,744)	(1,795)	(189)

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(13) Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rates for the years ended December 31, 2008, 2007 and 2006 is as follows (dollars in thousands):

	Year Ended December 31,
	2008		2007		2006
	Amount	% of Pretax Loss	Amount	% of Pretax Loss	Amount	% of Pretax Earnings
Income taxes at statutory Federal income tax rate	$(13,234)	(34.0)%	$(1,686)	(34.0)%	$423	34.0%
Increase (decrease) in taxes resulting from:
Goodwill impairment	5,212	13.4	—	—	—	—
State income taxes, net of
Federal tax benefit	(843)	(2.2)	(173)	(3.5)	51	4.1
Reinstatement of deferred tax asset due to S-Corporation termination	—	—	—	—	(700)	(56.3)
Other, net	121	0.3	64	1.3	37	3.0

Income tax benefit	$(8,744)	(22.5)%	$(1,795)	(36.2)%	$(189)	(15.2)%

The components of the deferred tax asset at December 31, 2008 and 2007 is as follows (in thousands):

	At December 31,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$6,604	2,897
Stock based compensation	1,178	444
Fair value adjustments	991	1,000
Net operating loss carryforwards	4,917	573
Unrealized loss on securities available for sale	101	—
Other	88	61

Total deferred tax assets	13,879	4,975

Deferred tax liabilities:
Premises and equipment	(531)	(580)
Unrealized gain on securities available for sale	—	(152)
Restricted stock awards	—	(206)

Total deferred tax liabilities	(531)	(938)

Net deferred tax asset	$13,348	4,037

At December 31, 2008, the Company had net operating loss carryforwards of approximately $13,067,000 available to offset future taxable income. These carryforwards will begin to expire in 2027.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unfunded loan commitments, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for unfunded loan commitments, standby letters of credit and unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Unfunded loan commitments and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(14) Financial Instruments with Off-Balance-Sheet Risk, Continued

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$81,796	81,796	84,947	84,947
Securities held for trading	—	—	6,411	6,411
Security available for sale	67,731	67,731	38,565	38,565
Loans, net	649,911	660,332	614,576	613,370
Federal Home Loan Bank stock	6,229	6,229	6,406	6,406
Federal Reserve Bank stock	1,731	1,731	1,903	1,903
Accrued interest receivable	2,706	2,706	3,020	3,020
Interest rate swap	—	—	550	550

Financial liabilities:
Deposits	647,211	660,223	556,835	556,790
Federal Home Loan Bank advances	104,700	112,665	117,700	120,923
Accrued interest payable	1,834	1,834	1,768	1,768
Other borrowings	1,858	1,858	3,547	3,547

Off-balance-sheet financial instruments	—	—	—	—

A summary of the notional amounts of the Company’s financial instruments at December 31, 2008, with off-balance-sheet risk is as follows (in thousands):

Contract Amount
Unfunded loan commitments	$860

Unused lines of credit	$76,797

Standby letters of credit	$1,561

(15) Credit Risk

The Company has a diversified loan portfolio. These loans were made to borrowers primarily in the Tampa Bay, Sarasota, Jacksonville and Tallahassee markets. The borrower’s ability to repay is somewhat dependent on the local economies.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(16) Profit Sharing Plan

The Company has a 401(k) profit sharing plan. The plan is available to all employees electing to participate after meeting certain length-of-time service requirements. Expense relating to the Company’s contributions to the 401(k) plan was $385,000, $254,000 and $122,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

(17) Regulatory Matters

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Holding Company.

The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off- balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(17) Regulatory Matters, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the Banks met all capital adequacy requirements to which they were subject.

As of December 31, 2008, the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks’ category. The Company’s and the Banks’ actual capital amounts and percentages are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	%	Amount	%	Amount	%
As of December 31, 2008:
Total Capital to Risk-Weighted Assets:
Consolidated	$90,944	13.15%	$55,334	8.00%	N/A	N/A
Florida Bank	54,078	11.14	38,848	8.00	$48,561	10.00%
The Bank of Tallahassee	9,354	12.31	6,079	8.00	7,599	10.00
Florida Bank of Jacksonville	15,598	12.59	9,913	8.00	12,391	10.00
Tier I Capital to Risk-Weighted Assets:
Consolidated	82,188	11.88	27,667	4.00	N/A	N/A
Florida Bank	47,939	9.87	19,424	4.00	29,136	6.00
The Bank of Tallahassee	8,378	11.03	3,039	4.00	4,559	6.00
Florida Bank of Jacksonville	14,033	11.32	4,956	4.00	7,434	6.00
Tier I Capital to Average Assets:
Consolidated	82,188	9.59	34,289	4.00	N/A	N/A
Florida Bank	47,939	7.96	24,098	4.00	30,122	5.00
The Bank of Tallahassee	8,378	8.89	3,767	4.00	4,710	5.00
Florida Bank of Jacksonville	14,033	9.02	6,224	4.00	7,780	5.00

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(17) Regulatory Matters, Continued

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	%	Amount	%	Amount	%
As of December 31, 2007:
Total Capital to Risk-Weighted Assets:
Consolidated	$108,143	16.10%	$53,724	8.00%	N/A	N/A
Bank of St. Petersburg	48,628	10.77	36,121	8.00	$45,151	10.00%
Bank of North Florida	17,845	26.71	5,344	8.00	6,680	10.00
The Bank of Tallahassee	10,888	14.59	5,970	8.00	7,462	10.00
Florida Bank of Jacksonville	9,581	13.40	5,720	8.00	7,150	10.00
Tier I Capital to Risk-Weighted Assets:
Consolidated	100,443	14.96	26,862	4.00	N/A	N/A
Bank of St. Petersburg	43,276	9.59	18,050	4.00	27,076	6.00
Bank of North Florida	17,172	25.71	2,672	4.00	4,008	6.00
The Bank of Tallahassee	10,108	13.55	2,985	4.00	4,477	6.00
Florida Bank of Jacksonville	8,687	12.15	2,860	4.00	4,290	6.00
Tier I Capital to Average Assets:
Consolidated	100,443	13.01	30,881	4.00	N/A	N/A
Bank of St. Petersburg	43,276	8.20	21,108	4.00	26,388	5.00
Bank of North Florida	17,172	33.59	2,045	4.00	2,556	5.00
The Bank of Tallahassee	10,108	12.98	3,115	4.00	3,894	5.00
Florida Bank of Jacksonville	8,687	9.53	3,646	4.00	4,558	5.00

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(18) Stockholders’ Equity

Pursuant to a confidential private placement memorandum dated April 3, 2006, the Company offered to sell up to 2,000,000 shares of its common stock at $30.00 per share. In June 2006 the Company closed the offering and issued all 2,000,000 shares with gross proceeds of $60,000,000. Expenses related to the offering totaled $117,000.

On May 1, 2007, in conjuction with the acquisition of the Bank of Tallahassee, the Company executed a reorganization transaction and exchanged two shares for each share previously held by the shareholders of the Company. If adjusted for the subsequent share exchange, the number of shares issued and price per share would be 4,000,000 and $15.00, respectively.

In connection with our acquisition of The Bank of Tallahassee in 2007, the Company entered into a Put and Call Option Agreement (the “Option Agreement”) with The Bank of Tallahassee shareholders receiving shares of common stock in the merger transaction. The Option Agreement gives certain rights to both the shareholder and to the Company. The shareholder has the option, for a period of 90 days following the publication by the Company of its audited financial statements for its year ended December 31, 2009, (the “Shareholder Put Period”), to sell to the Company all or a portion of the shares of the Company stock owned or controlled by such shareholder (“Shareholder Stock”), and the Company has agreed to purchase the number of shares that the shareholder desires to sell. The put price of the shares shall be the greater of: (1) 1.5 times the tangible book value per share as of December 31, 2009 or (2) $16.50 per share. For a period of thirty days following the expiration of the Shareholder Put Period, the Company has the right to elect to purchase from the shareholders all or any portion of the Shareholder Stock and each shareholder has agreed to sell such number of shares as the Company desires to purchase. The call price of the shares shall be the lesser of: (1) 2.0 times the tangible book value per share as of December 31, 2009, or (2) $30.00 per share.

The Option Agreement terminates upon the occurrence of the earlier of: (i) bankruptcy, receivership, or dissolution of the Company, (ii) the closing of a change of control of the Company (as defined in the Option Agreement), (iii) if the Company is subject to the reporting requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, as amended, or (iv) the expiration of the time period for the Company to exercise its purchase rights.

The Company recorded the transaction in the equity section since the Company always intended for the equity to be retained in the Company to support growth, and at all times had complete control over its ability to terminate the put and call option agreement.

The number of shares outstanding that were issued to The Bank of Tallahassee shareholders is 244,469 as of December 31, 2008.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(19) (Loss) Earnings Per Share

Basic (loss) earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding during the year. In 2008 and 2007, all outstanding stock options are excluded from the diluted EPS calculation because the Company’s net loss position makes their effect anti-dilutive. As a result, diluted EPS and basic EPS are the same for these years. In 2006, all outstanding stock options are considered for purposes of calculating diluted EPS, except for 390,000 stock options granted in December 2006, which were anti-dilutive because their exercise price exceeded the average market price of the common stock during 2006. All amounts reflect a 2-for-1 stock exchange in 2007. The following table presents the calculations of EPS (dollars in thousands, except per share amounts).

	Earnings (Loss)	Weighted- Average Shares	Per Share Amount
Year Ended December 31, 2008:
Basic EPS:
Net loss available to common stockholders	$(30,179)	9,698,461	$(3.11)

Effect of dilutive securities-
Incremental shares from assumed conversion of options		—

Diluted EPS:
Net loss available to common stockholders	$(30,179)	9,698,461	$(3.11)

Year Ended December 31, 2007:
Basic EPS:
Net loss available to common stockholders	(3,163)	8,674,582	$(0.36)

Effect of dilutive securities-
Incremental shares from assumed conversion of options		—

Diluted EPS:
Net loss available to common stockholders	$(3,163)	8,674,582	$(0.36)

Year Ended December 31, 2006:
Basic EPS:
Net earnings available to common stockholders	1,432	6,078,405	$0.24

Effect of dilutive securities-
Incremental shares from assumed conversion of options		117,990

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$1,432	6,196,395	$0.23

(continued)

FLORIDA BANK GROUP, INC.

Notes to Consolidated Financial Statements, Continued

(20) Related Party Transactions

The Banks provide banking services to the Holding Company and to employees of the Banks. The banking services include issuing loans and accepting deposits.

At December 31, 2008 and 2007, loans to the directors and executive officers was approximately $19,613,000 and $23,702,000, respectively, of the Banks’ total loans.

At December 31, 2008 and 2007, deposits of the directors and executive officers was approximately $35,611,000 and $29,745,000, respectively, of the Banks’ total deposits.

FLORIDA BANK GROUP, INC.

Condensed Consolidated Balance Sheet

At September 30, 2009 (Unaudited)

($ in thousands, except per share amounts)

Assets

Cash and due from banks	$2,778
Interest-bearing deposits with banks	75,279
Federal funds sold	102

Cash and cash equivalents	78,159

Securities available for sale	97,640
Loans, net of allowance for loan losses of $13,649	637,531
Federal Reserve Bank stock, at cost	2,448
Federal Home Loan Bank stock, at cost	5,417
Accrued interest receivable	2,679
Premises and equipment, net	25,770
Deferred tax assets	16,339
Foreclosed real estate	7,841
Prepaid expenses and other assets	1,944
Intangible asset, net	194
Goodwill	4,707

$880,669

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing demand	49,026
Interest-bearing demand	64,498
Savings	12,242
Money market	164,837
Time	373,282

Total deposits	663,885

Official checks	382
Accrued expenses and other liabilities	4,500
Federal Home Loan Bank advances	81,700

Total liabilities	750,467

Stockholders’ equity:
Preferred stock, Series A, $.01 par value; stated at $1,000 liquidation value; 20,471 shares outstanding in 2009	20,471
Preferred stock, Series B, $.01 par value; stated at $1,000 liquidation value; 1,024 shares outstanding in 2009	1,024
Preferred stock discount	(986)
Common stock, $.01 par value, 50,000,000 shares authorized, 14,341,898 issued in 2009	144
Additional paid-in capital	150,823
Treasury stock (12,583 shares), at cost	(164)
Accumulated deficit	(41,027)
Accumulated other comprehensive loss	(83)

Total stockholders’ equity	130,202

$880,669

See Accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA BANK GROUP, INC.

Condensed Consolidated Statements of Operations and

Other Comprehensive Loss (Unaudited)

($ in thousands, except per share amounts)

	Nine Months Ended September 30,
	2009	2008
Interest income:
Loans	$27,768	31,708
Securities available for sale	2,740	1,737
Other interest-earning assets	237	1,231

Total interest income	30,745	34,676

Interest expense:
Deposits:
Demand	331	732
Savings	102	175
Money market	2,084	2,541
Time	11,503	11,926
Federal Home Loan Bank advances	2,668	4,179

Total interest expense	16,688	19,553

Net interest income before provision for loan losses	14,057	15,123

Provision for loan losses	4,581	2,278

Net interest income after provision for loan losses	9,476	12,845

Noninterest income:
Service charges on deposit accounts	687	667
Other service charges and fees	201	259
Gain (loss) on sale of securities	169	(713)
Loss on sale of foreclosed real estate	(424)	—
Other	417	507

Total noninterest income	1,050	720

Noninterest expenses:
Salaries and employee benefits	7,770	12,019
Occupancy	4,213	3,858
Data processing	1,202	1,345
Stationary, printing and supplies	224	306
Business development	242	401
Insurance, including deposit insurance premium	1,824	734
Professional fees	495	806
Marketing	78	141
FHLB advance prepayment penalties	1,296	—
Foreclosed real estate expense	436	30
Other	830	1,232

Total noninterest expenses	18,610	20,872

Loss before income tax benefit	(8,084)	(7,307)
Income tax benefit	3,042	2,700

Net loss	(5,042)	(4,607)

Preferred stock dividend requirements and accretion of preferred stock to par	(259)	—

Net loss available to common stockholders	(5,301)	(4,607)

Other comprehensive income (loss):
Change in unrealized holding losses on securities available for sale	80	(1,581)

Comprehensive loss	$(5,221)	(6,188)

Loss per common share – basic and diluted	$(0.43)	(0.47)

Weighted-average number of common shares outstanding – basic and diluted	12,390,172	9,698,461

See Accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA BANK GROUP, INC.

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

Nine Months Ended September 30, 2009 and 2008

($ in thousands, except per share amounts)

	Preferred Stock					Common Stock			Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Series A		Series B					Additional Paid-In Capital
	Shares	Amount	Shares	Amount	Discount	Shares	Amount
Balance at December 31, 2008	—	$—	—	$—	—	9,757,142	$98	$132,658	(164)	(35,739)	(163)	96,690
Net loss	—	—	—	—	—	—	—	—	—	(5,042)	—	(5,042)
Other comprehensive income attributable to unrealized gains on available for sale securities, net of income taxes	—	—	—	—	—	—	—	—	—	—	80	80
Proceeds from sale of common stock, net of stock issuance costs of $(75)	—	—	—	—	—	4,584,756	46	18,218	—	—	—	18,264
Processed from issuance of 20,471 shares of Series A preferred stock to US treasury	20,471	20,471	—	—	—	—	—	—	—	—	—	20,471
Preferred stock warrants exercised by US treasury	—	—	1,024	1,024	(1,024)	—	—	—	—	—	—	—
Preferred stock dividend requirements and preferred stock discount accretion	—	—	—	—	38	—	—	—	—	(246)	—	(208)
Preferred stock issuance costs	—	—	—	—	—	—	—	(53)	—	—	—	(53)

Balance at September 30, 2009	20,471	$20,471	1,024	$1,024	(986)	14,341,898	$144	$150,823	(164)	(41,027)	(83)	130,202

FLORIDA BANK GROUP, INC.

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited), Continued

Nine Months Ended September 30, 2009 and 2008

($ in thousands, except per share amounts)

	Preferred Stock					Common Stock			Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Series A		Series B					Additional Paid-In Capital
	Shares	Amount	Shares	Amount	Discount	Shares	Amount
Balance at December 31, 2007	—	$—	—	$—	—	9,705,625	$98	$129,576	(556)	(5,560)	264	123,822
Net loss	—	—	—	—	—	—	—	—	—	(4,607)	—	(4,607)
Other comprehensive loss attributable to unrealized losses on available for sale securities, net of income taxes	—	—	—	—	—	—	—	—	—	—	(1,581)	(1,581)
Stock issued as compensation	—	—	—	—	—	7,350	—	110	—	—	—	110
Stock-based compensation	—	—	—	—	—	—	—	917	—	—	—	917
Repurchase of common stock (17,580 shares)	—	—	—	—	—	—	—	—	(239)	—	—	(239)
Proceeds from sale of treasury stock (32,901 shares)	—	—	—	—	—	—	—	(138)	631	—	—	493
Proceeds from exercise of stock options	—	—	—	—	—	44,167	—	899	—	—	—	899

Balance at September 30, 2008	—	$—	—	$—	—	9,757,142	$98	$131,364	(164)	(10,167)	(1,317)	119,814

See Accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA BANK GROUP, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(5,042)	(4,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,243	1,057
Amortization of intangible asset	120	73
Amortization of deferred loan fees, net	(102)	(153)
Amortization of premium and discounts on securities, net	118	(33)
Stock-based compensation	—	1,027
Provision for loan losses	4,581	2,278
Deferred income taxes	(3,042)	(3,578)
(Gain) loss on sale of securities available for sale	(169)	531
Realized loss on securities held for trading	—	182
Loss on sale of foreclosed real estate	424	—
Decrease (increase) in accrued interest receivable	27	(173)
Decrease in prepaid expenses and other assets	92	2,282
Decrease in accrued expenses and other liabilities	(2,281)	(727)
Decrease in official checks	(1,378)	(407)

Net cash used in operating activities	(5,409)	(2,248)

Cash flows provided from investing activities:
Net increase in loans	(2,819)	(56,467)
Proceeds from maturities, calls, repayments and sale of securities available for sale	26,274	12,659
Purchase of securities available for sale	(56,004)	(60,063)
Proceeds from sale of securities held for trading	—	6,229
Proceeds from sale of foreclosed real estate	4,162	—
Sale of (purchase of) Federal Reserve Bank stock	(717)	8
Sale of (purchase of) Federal Home Loan Bank stock	812	(1,216)
Net acquisitions of premises and equipment	(226)	(3,137)

Net cash used in investing activities	(28,518)	(101,987)

Cash flows from financing activities:
Net increase in deposits	16,674	33,846
Net (decrease) increase in Federal Home Loan Bank advances	(23,000)	20,000
Net decrease in other borrowings	(1,858)	(1,280)
Proceeds from exercise of common stock options	—	899
Repurchase of common stock	—	(239)
Net proceeds from sale of common stock	18,264	—
Net proceeds from preferred stock issued	20,418	—
Preferred stock dividend requirements	(208)	—
Proceeds from sale of treasury stock	—	493

Net cash provided by financing activities	30,290	53,719

Net decrease in cash and cash equivalents	(3,637)	(50,516)
Cash and cash equivalents at beginning of period	81,796	84,947

Cash and cash equivalents at end of period	$78,159	34,431

(continued)

FLORIDA BANK GROUP, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited), Continued

(In thousands)

	Nine Months Ended September 30,
	2009	2008
Supplemental cash flow information:
Cash paid during the period for:
Interest	$17,328	19,918

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive loss, change in unrealized gains (losses) on securities available for sale	$80	(1,581)

Transfer of loans to foreclosed real estate	$11,220	—

Transfer of foreclosed real estate to loans	$500	—

See Accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

At September 30, 2009 and the Nine Months Ended September 30, 2009 and 2008

(1) Description of Business and Basis of Presentation

General. Florida Bank Group, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of FBG Holding Company, which owns 100% of the outstanding common stock of Florida Bank (formerly known as Bank of St. Petersburg), Florida Bank of Jacksonville, The Bank of Tallahassee (the “Banks”) and FBG Properties, Inc. (collectively, the “Company”). Florida Bank was acquired in January 2002. In December 2006, Bank of North Florida, which was owned 100% by the Holding Company, began banking operations. Florida Bank of Jacksonville was acquired in September 2007. On January 25, 2008, Florida Bank of Jacksonville acquired the assets and assumed the liabilities of Bank of North Florida. On January 25, 2008, Bank of North Florida changed its main office to an office in Sarasota, Florida and changed its name to Florida Bank of Sarasota. On December 5, 2008, Florida Bank of Sarasota was merged into Florida Bank. The Bank of Tallahassee was acquired in May 2007. The Holding Company’s only significant business activity is the operations of the Banks. Florida Bank is a Florida state-chartered Federal Reserve member commercial bank while Florida Bank of Jacksonville and The Bank of Tallahassee are Florida state-chartered non Federal Reserve members. The Banks provide a variety of banking services to small and middle-market business and individuals through offices located in the Tampa Bay, Sarasota, Jacksonville and Tallahassee markets. FBG Properties, Inc. was established in 2007 to hold foreclosed real estate of the Banks. During 2007, the Holding Company formed FB Tech and Services, Inc. to provide operational support services to the banking subsidiaries. FB Tech’s sole source of revenue was derived from management fees charged to the Banks for services provided. FB Tech and Services, Inc. was dissolved on January 1, 2009. Florida Bank Mortgage, Inc. is also a subsidiary of the Holding Company. Florida Bank Mortgage, Inc. was formed on February 6, 2008 to provide mortgage services on behalf of the Banks, but is currently inactive. During 2009, the Holding Company dissolved Florida Bank Mortgage, Inc. on March 2, 2009. In addition, on March 30, 2009, Florida Bank of Jacksonville and The Bank of Tallahassee were merged into Florida Bank. In October 2009, FBG Holdings, Inc. was dissolved. In 2009, six limited liability corporations were formed to hold various foreclosed real estate properties of the Bank.

In the opinion of management, the accompanying condensed consolidated financial statements of the Company contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at September 30, 2009, and the results of operations and cash flows for the nine-month periods ended September 30, 2009 and 2008. The results of operations for the nine months ended September 30, 2009, are not necessarily indicative of the results to be expected for the full year.

(2) Securities Available for Sale

Securities available for sale have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

At September 30, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agency obligations	997	4	—	1,001
Mortgage-backed securities	91,790	2,064	1,732	92,122
Corporate bonds	4,081	104	—	4,185
Asset-backed securities	905	62	635	332

Total	$97,773	$2,234	$2,367	$97,640

Gross proceeds from the sale of securities classified as available for sale was approximately $6.9 million for the nine months ended September 30, 2009 and resulted in gross gains of $183,000 and gross losses of $14,000. Gross proceeds from the sale of securities classified as available for sale was approximately $11.4 million for the nine months ended September 30, 2008 and resulted in gross gains of $205,000, and gross losses of $736,000.

The scheduled maturities of securities available for sale at September 30, 2009 are summarized below. Expected maturities will differ from scheduled maturities because the issuers of the securities may have the right to call or prepay obligations with or without cost or prepayment penalties (in thousands):

	Amortized Cost	Fair Value
Due from one to five years	997	1,001
Due from five to ten years	4,081	4,185
Maturing greater than ten years	—	—
Mortgage-backed securities	91,790	92,122
Asset-backed securities	905	332

Total	$97,773	$97,640

(2) Securities Available for Sale, Continued

Securities with gross unrealized losses at September 30, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	469	22,477	1,263	611
Asset-backed securities	8	62	627	145

Total	$477	$22,539	$1,890	$756

The following securities had other-than-temporary impairment (OTTI) write downs in 2007 and 2008. There were no OTTI write downs in 2009.

	as of December 31, 2008
Description	Date Recorded	OTTI
Total Asset-Backed Securities	12/31/2008	$(213,600)

	as of December 31, 2007
Description	Date Recorded	OTTI
Total Asset-Backed Securities	12/31/2007	$(2,208,541)

As of September 30, 2009 and December 31, 2008, the other-than-temporary write downs strictly resulted from the adjustment relating to a cash flow analysis. The difference between the cash flow analysis and the brokered quotes was recorded in other comprehensive income. Management believes these quotes to be unrealistic and plans to hold these securities to maturity or until a favorable increase in market values. Therefore, we had no cumulative effect adjustment recorded at June 30, 2009.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(3) Loan Impairment and Credit Losses

The activity in the allowance for loan losses was as follows (in thousands):

	Nine Months Ended September 30,
	2009	2008
Balance at beginning of period	$17,550	7,699
Charge-offs, net of recoveries	(8,482)	(144)
Provision for loan losses	4,581	2,278

Balance at end of period	$13,649	9,833

The following summarizes the impaired loans at September 30, 2009 and 2008, the majority of which were collateral dependent (in thousands):

	At September 30,
	2009	2008
Loans identified as impaired:
Gross loans with no related allowance for loan losses	$26,253	2,357
Gross loans with related allowance for losses recorded	71,696	12,038
Less: Allowance on these loans	(6,929)	(5,811)

Net investment in impaired loans	$91,020	8,584

The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

	Nine Months Ended September 30,
	2009	2008
Average net investment in impaired loans	$71,504	2,861

Interest income recognized on impaired loans	$3,202	78

Interest income received on impaired loans	$3,681	49

At September 30, 2009 and 2008, the Company had no loans over ninety days past due still accruing interest. Nonaccrual loans were as follows (in thousands):

	At September 30,
	2009	2008
Nonaccrual loans	$33,886	6,117

(continued)

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(4) Regulatory Capital

The Company is required to maintain certain minimum regulatory capital requirements. The following is a summary at September 30, 2009 of the regulatory capital requirements and the Company’s capital on a percentage basis:

	Company	Regulatory Requirement
Tier I capital to total average assets	12.95%	4.00%

Tier I capital to risk-weighted assets	16.59%	4.00%

Total capital to risk-weighted assets	17.85%	8.00%

(5) Loss Per Share

Basic loss per share has been computed on the basis of the weighted-average number of shares of common stock outstanding during the period. In 2009 and 2008, basic and diluted loss per share are the same due to the net loss incurred by the Company. Loss per common share has been computed based on the following:

	Nine Months Ended September 30,
	2009	2008
Weighted-average number of common shares outstanding used to calculate basic loss per common share	12,390,172	9,698,461

(6) Stock-Based Compensation

The Company expenses the fair value of any stock options granted after December 31, 2005. Generally accepted accounting principles requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options based on estimated fair values. The Company recognizes stock-based compensation in salaries and employee benefits for officers and employees and in other expense for directors in the consolidated statements of operations and other comprehensive loss. The expense is recognized on a straight-line basis over the vesting period.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(6) Stock-Based Compensation, Continued

Certain key employees and directors of the Company have options to purchase shares of the Company’s common stock under its stock option plan. Under the plan, the total number of shares which may be issued shall not exceed 1,700,000 (amended). Stock options are issued at the fair value of the common stock on the date of grant and expire ten years from grant date. Stock options vest over a three year period. In 2008, the Company accelerated the vesting of all stock options and at December 31, 2008 all stock options are fully vested. At September 30, 2009, 574,103 shares remain available for grant. A summary of stock option transactions follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2008	1,017,050	$15.06
Options granted	—
Options exercised	—
Options forfeited	(65,100)

Outstanding at September 30, 2009	951,950	$15.08	7 years

Exercisable at September 30, 2009	951,950	$15.08	7 years

The fair value of each option granted for the nine-months ended September 30, 2008 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.20-3.75%
Dividend yield	—%
Expected stock volatility	4%
Expected life in years	6
Per share grant-date fair value of options issued during the period	$2.31-3.13

The Company examined its historical pattern of option exercised in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission to determine the estimated life of options. Due to the lack of an actively trading market, expected volatility is based on historical volatility of similar financial institutions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumptions are based on the Company’s history and expectation of dividend payments.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(6) Stock-Based Compensation, Continued

The total intrinsic value of options exercised during 2009 and 2008 was $0 and $100,000, respectively with no related income tax benefit recognized. At September 30, 2009, there was no unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The total fair value of shares vesting and recognized as compensation expense was approximately $0 and $917,000 for the nine-month period ended September 30, 2009 and 2008, respectively, with an associated income tax benefit recognized of approximately $0 and $344,000, respectively.

(7) Fair Value Measurements

Financial assets subject to fair value measurements on a recurring basis are as follows (in thousands):

	Fair Value Measurements at September 30, 2009 Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of September 30, 2009-
Available for sale securities	$97,640	—	97,640	—

Impaired collateral-dependent loans and foreclosed assets are carried at fair value when the current collateral value is lower than the carrying value of the loan or foreclosed asset. Those impaired collateral-dependent loans and foreclosed assets which are measured at fair value on a nonrecurring basis are as follows (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Operations For the Nine Months Ended September 30, 2009
As of September 30, 2009:
Impaired loans (1)	$64,767	—	—	64,767	10,508	4,159

Foreclosed assets	$7,841	—	—	7,841	2,095	2,095

(1)	Loans with a carrying value of $26,253 were measured for impairment using Level 3 inputs and had a fair value in excess of carrying value.

(continued)

FLORIDA BANK GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

(7) Fair Value Measurements, Continued

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At September 30, 2009		At December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$78,159	78,159	81,796	81,796
Available-for-sale securities	97,640	97,640	67,731	67,731
Loans, net	637,531	633,961	649,911	660,332
Federal Home Loan Bank Stock	5,417	5,417	6,229	6,229
Federal Reserve Bank Stock	2,448	2,448	1,731	1,731
Accrued interest receivable	2,679	2,679	2,706	2,706

Financial liabilities:
Deposits	663,885	673,511	647,211	660,223
Federal Home Loan Bank Advances	81,700	92,113	104,700	112,665
Accrued interest payable	1,194	1,194	1,834	1,834
Other borrowings	—	—	1,858	1,858

(8) Preferred Stock

On July 24, 2009, the Company issued 20,471 shares of Series A preferred stock and warrants to purchase 1,024 shares of Series B preferred stock to the U.S. Treasury for proceeds of $20.5 million under the U.S. Treasury’s Capital Purchase Program. The warrants were immediately exercised by the U.S. Treasury on July 24, 2009. The terms of the Series A preferred stock require quarterly dividend payments of 5% of the outstanding principal during the first five years the issue is outstanding after which the dividend rate increases to 9%. The terms of the Series B require quarterly dividend payments of 9% of the outstanding principal.

The Company recorded a preferred stock discount of $1 million based on the face value of the warrants exercised. The preferred stock discount is being accreted over a five year period.